SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the Month of September 2009

Commission File Number 1-15028

China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ___.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): _X_.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number

1	Interim Report for the six months ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date:

By: ______________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

China unicom 中国联通

CHINA UNICOM (HONG KONG) LIMITED

Incorporated in Hong Kong with limited liability

Stock Code: 0762



2009 Interim Report

www.chinaunicom.com.hk

China Unicom (Hong Kong) Limited
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel (852) 2126 2018 Fax (852) 2126 2016

Contents

Chairman's Statement

In the first half of 2009, the Chinese macroeconomy continued to encounter various challenges brought by the international financial crisis. With the restructuring of telecommunications industry and the issuance of the 3G license, industry competition environment has become increasingly complicated. In the first half of the year, the Company actively pushed forward its internal integration, leveraged on the advantage of full-service resources and stepped up efforts in business expansion. The Company has achieved new progress in various aspects.



Chang Xiaobing
Chairman & CEO

Financial performance

In the first half of the year, the Company recorded operating revenue of RMB76.32 billion. Service revenue amounted to RMB74.51 billion, representing a decline of 4.3% over the same period of last year and a decline of 3.3% over the same period of last year when compared on the same basis (Note 1). Service revenue of the GSM business reached RMB34.19 billion, representing an increase of 5.7% over the same period of last year. Service revenue of the fixed-line business reached RMB40.19 billion, representing a decline of 11.3% over the same period of last year and a decline of 9.7% over the same period of last year when compared on the same basis (Note 1). Of the revenue from the fixed-line business, revenue from the fixed-line broadband service was RMB11.73 billion, representing an increase of 10.3% over the same period of last year.

Due to the impact of corporate restructuring and intensified industry competition, the Company recorded profit of RMB6.62 billion, representing a decline of 42.1% when compared with profit from the continuing operations over the same period of last year and a decline of 33.2% when compared on the same basis (Note 2). Basic earnings per share was RMB0.28.

Business performance

In the first half of the year, the Company's mobile business grew steadily and the revenue proportion from its mobile value-added services continued to increase. 3G service was launched. The fixed-line business saw greater downward pressure while the fixed-line broadband business continued to grow.

As for the mobile business, the Company continued to improve network coverage and network quality. While the Company focused on the retention of existing users, it also actively expanded the market and strengthened the sales of value-added services with GPRS as the focus. The Company further made comprehensive use of the resource advantage of full-services to develop fixed-line and mobile bundled services, which increased revenue from the mobile business and improved its composition.

In the first half of the year, the net addition of GSM subscribers was 7.012 million, taking the total subscriber number to 140.377 million. ARPU was RMB41.7, representing a decline of 4.3% over the same period of last year and remained stable compared with the second half of last year. The Company's mobile value-added services accounted for 26.8% of the total revenue from mobile services, representing an increase of 2.5 percentage points over the same period of last year. Revenue from GPRS reached RMB1.32 billion.

As for the fixed-line business, facing increasing pressure from mobile voice substitution on traditional fixed-line business, the Company has persisted in the fixed-line development strategy using broadband internet as the core, enhanced network capacity, increased the access speed and made great efforts to develop integrated businesses and IT services. This increased revenue proportion of the non-voice business to the total service revenue from the fixed-line business. The structural adjustment and innovative transformation of the fixed-line business was gradually realized.

In the first half of the year, the net addition of fixed-line broadband subscribers was 4.832 million, taking the total subscriber number to 34.913 million. ARPU was RMB60.2, representing a decline of 13.5%; a total of 1.118 million local telephone subscribers were lost, taking the total subscriber number to 108.452 million. The revenue proportion of the fixed-line non-voice business to the total fixed-line service revenue (excluding upfront connection fees) reached 47.2%.

In the first half of the year, the Company actively pushed forward the optimization and integration of channel resources, strengthened electronic sales channel construction and reinforced the sales capability of its self-owned channels, as well as managed and fully utilized the sales capability of community channels. The transaction volume for electronic channels grew rapidly. The percentage of sales made through self-owned channels of mobile business increased by almost 5 percentage points over last year.

Progress in 3G services

Since obtaining the 3G (WCDMA) operating license on 7 January, the Company fully focused on developing 3G network construction and preparing for business operation, and has achieved extensive network coverage.

On 17 May, the Company officially initiated 3G pre-commercial friendly trial in 56 cities as scheduled and launched various 3G services, including mobile internet, mobile search, mobile music, mobile TV, video telephony, mobile newspaper and wireless internet access card. Currently, there were 268 cities for pre-commercial friendly trial undertaken by the Company. Due to bulk purchase and the synergistic effect on networks, the construction cost was reduced. With the same amount of capital expenditure on the 3G network construction as planned for the year, the number of cities covered by 3G network will be expanded from the original 284 cities planned earlier this year to 335 cities.

On 28 August, the Company and Apple reached a three year agreement for the Company to sell iPhone in China. The initial launch is expected to be in the fourth calendar quarter of 2009. This will provide users with brand new communication and information experience.

Branding building

After realizing full-service operation and securing the 3G operating license, the Company established a new brand system and officially launched the full-service brand "WO" on 28 April. "WO" carries the Company's brand-new service philosophy and reflects the Company's corporate image of "being innovative". With the continued improvement of the Company's network quality, the further upgrade of the service standard and the official launch of 3G services, "WO" will offer a brand new experience for users.

Progress on internal integration

In the first half of the year, the Company steadily pushed forward internal integration. This improved the operation mechanism and various management flow systems. The utilization efficiency of network resources further enhanced, which strengthened supporting capability on 3G services and basic integrated services, and achieved the full-service unification of customer service interfaces.

Due to the complexity of integration, more time is expected to fully realize the synergistic effect. The Company will further proceed with optimization in such aspects as sales and marketing, network operation, IT support, customer services and human resources management to inspire its vitality and momentum, as well as to reinforce its ability for sustainable development.

Outlook

With the evolution of network technology and the diversification of customer needs, the Chinese telecommunications industry is undergoing a historical change. This has injected new energy into the development of the telecommunications industry, creating new opportunities and challenges for conventional telecommunications operators.

In the second half of the year, the Company will implement various effective measures to maintain the steady growth of its mobile business and mitigate the decline of its traditional fixed-line business. The Company will endeavor to promote the rapid growth of its mobile value-added service, fixed-line broadband internet service and integrated services, increase revenue contribution from non-voice and new services. The Company also highly emphasizes on 3G business and will step up its efforts on network construction and optimization, continuous product innovation, and improvement on sales and marketing and handsets strategies. The Company will continue to push forward the 3G pre-commercial trial and aims for a successful launch of 3G business within the year. Meanwhile, the Company will further advance internal integration, strengthen operational management, effectively enhance execution, to continuously increase the overall strength and quality of development of the Company.

Lastly, I would like to take this opportunity to express on behalf of the Board of the Company our gratitude to shareholders, the government and the communities for their support to the Company, and would also like to express my heartfelt thanks to the management and all staff for their efforts made in the new phase for the Company's development.



Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 28 August 2009

Note 1: In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures of current period and the same period of last year are excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.28 billion for the first half of 2009 and RMB0.51 billion for the first half of 2008 and,

(2) certain interconnection revenue of RMB0.61 billion between the fixed-line business and the discontinued operations of CDMA business for the first half of 2008.

Note 2: In order to ensure the comparability of the profit amounts, the non-comparable factors below which are reflected in the figures of current period and the same period of last year are excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.28 billion for the first half of 2009 and RMB0.51 billion for the first half of 2008,

(2) the gain of RMB0.02 billion from the non-monetary assets exchange for the first half of 2009 and RMB0.61 billion for the first half of 2008 and,

(3) the lease fee of RMB0.91 billion for the telecommunications networks of 21 provinces in southern China for the first half of 2009.

Financial and Business Overview

In the first half of 2009, the Company proactively coped with the changes in macro-economic environment and fierce market competition after the industry reorganisation. The Company also actively developed internal integration, accelerated the development of 3G networks construction and continuously promoted the development of synergy. As a result, it has achieved stable development for its business.

I. Financial Overview

Revenue

In the first half of 2009, revenue reached RMB76.32 billion, out of which, telecommunications service revenue was RMB74.51 billion, down by 3.3% compared on the same basis (Note 1) with the same period of last year.

Telecommunications service revenue from mobile business was RMB34.19 billion, up by 5.7% from the same period of last year. Net addition of subscribers was 7.012 million for the first half of 2009 and the number of subscribers was 140.377 million as at the end of first half of 2009. Monthly average minutes of usage ("MOU") per subscriber was 248.9 minutes and monthly average revenue per user ("ARPU") was RMB41.7.

Telecommunications service revenue from the fixed-line business was RMB40.19 billion, down by 9.7% compared on the same basis (Note 1) with the same period of last year. Out of the service revenue from the fixed-line business, revenue from broadband service achieved RMB11.73 billion, up by 10.3% from the same period of last year. Net addition of broadband subscribers was 4.832 million for the first half of 2009 and the number of broadband subscribers was 34.913 million as at the end of first half of 2009. ARPU of broadband business was RMB60.2. Service revenue from the local telephone business (fixed-line telephone and Personal Handyphone System ("PHS")) was RMB20.93 billion, down by 17.1% compared on the same basis (Note 1) with the same period of last year. Net reduction of local telephone subscribers was 1.118 million for the first half of 2009 and the number of local telephone subscribers was 108.452 million as at the end of the first half of 2009. ARPU of local telephone business was RMB32.0.

Costs and Expenses

In the first half of 2009, total costs and expenses, including finance costs, interest income and other income-net, were RMB67.69 billion, up by 1.3% from the same period of last year. As affected by the impairment on the PHS business related assets in last year which resulted in a reduced level of depreciable assets, depreciation and amortisaton was RMB23.36 billion, down by 2.6% from the same period of last year. In line with the large-scale expansion of networks facilities and base stations, networks, operations and support expenses were RMB10.11 billion, up by 17.1% from the same period of last year. As affected by the intensive market competition, the launch of 3G and full service brands and other factors, selling and marketing expenses were RMB9.66 billion, up by 6.6% from the same period of last year.

Earnings

In the first half of 2009, profit before income tax was RMB8.63 billion, profit for the period was RMB6.62 billion, basic earnings per share was RMB0.278. Adjusted profit for the period from continuing operations (Note 2) would be down by 33.2% compared on the same basis with the same period of last year. Adjusted EBITDA (Note 3) would be RMB32.59 billion, down by 15.1% compared on the same basis with the same period of last year.

Capital Expenditures and Free Cash Flow

In the first half of 2009, capital expenditures totaled RMB37.25 billion, out of which, capital expenditures attributable to 3G was RMB19.93 billion. Free cash flow (representing net cash flows from operating activities minus capital expenditures) was RMB-5.83 billion.

Balance Sheet

Liabilities-to-assets ratio (Note 4) changed from 40.4% as at 31 December 2008 to 42.0% as at 30 June 2009. Debt-to-capitalisation ratio (Note 5) changed from 12.6% as at 31 December 2008 to 13.4% as at 30 June 2009.

II. Business Overview

In the first half of 2009, the Company aggressively pushed for its 3G network deployment and pre-commercial trial, accelerated the growth and improved the quality of its 2G subscribers, sped up the broadband upgrade with access speed increase, actively promoted internal integration and strengthened business development of its value-added services and has achieved stable growth for its mobile business. Although fixed-line broadband business continued to grow, the fixed-line business as a whole faced increasing pressure.

Mobile Business

GSM Voice Business

In the first half of 2009, while trying to retain existing GSM subscribers, the Company actively expanded into new incremental markets, as well as developed fixed-line and mobile bundling services. As a result, the Company had achieved steady growth for the GSM mobile business. The Company's total GSM subscribers reached 140.377 million, representing a net addition of 7.012 million subscribers. Total mobile voice usage was 204.83 billion minutes, representing a year-over-year growth of 10.2%. The average minutes of usage (MOU) per GSM subscriber per month was 248.9 minutes, down by 0.3% from the first half of last year. Average revenue per user per month (ARPU) was RMB41.7, representing a year-over-year decline of 4.3%, and remained stable from the second half of last year.

GSM Value-added Services Business

In the first half of 2009, the Company improved the penetration and the revenue proportion of its mature value-added services, such as SMS and "Cool Ringtone", and established new revenue growth areas with a focus on the GPRS services. As a result, the value-added services business sustained rapid growth. GSM SMS volume reached 38.39 billion messages, representing an increase of 0.9% over the same period of last year. The number of "Cool Ringtone" subscribers reached 49.35 million, representing a net increase of 5.219 million subscribers from the end of last year, while penetration rate increased from 33.1% in the first half of 2008 to 35.2%. For GPRS services, with a net addition of 8.762 million subscribers, the total subscriber number reached 39.985 million, while penetration rate increased from 17.3% in the first half of 2008 to 28.5%.

3G Mobile Business

On 17 May 2009, the Company successfully launched its 3G pre-commercial trial, and rolled out 3G services such as mobile internet, mobile search, mobile music, mobile TV, video telephony, mobile newspaper and wireless internet access card. As of 1 August 2009, friendly users from 268 cities in China were able to participate in the 3G pre-commercial trial. Presently, the Company has international roaming arrangements with 50 3G operators in 30 countries and regions.

Fixed-line Business

Traditional Fixed-line Business

Under the declining pressure of the traditional fixed-line business, the Company has been making every effort to slow down such decline by actively promoting the bundled business and service packages with fixed-line, broadband and mobile services and developing fixed-line value-added businesses. As of 30 June 2009, the total number of local access subscribers reached 108.452 million, representing a net decrease of 1.118 million from the end of last year; the Caller ID service penetration was 72.3%, representing a decrease of 0.2 percentage points from the same period last year; the number of subscribers using phone navigation services reached 0.696 million, representing an increase of 67.5% from the same period last year. In the first half of 2009, the total number of pulses of local access lines (excluding dial-up internet access) was 94.19 billion, representing a decrease of 9.6% from the same period last year; the average minutes of use per month per subscriber (MOU) was 144.0 minutes, representing a decrease of 1.9% from the same period last year; the average revenue per subscriber per month (ARPU) was RMB32.0, representing a decrease of 12.2% from the same period last year.

Fixed-line Broadband and Data Communications Business

The Company accelerated broadband speed upgrade and promoted contents and applications. As a result, the fixed-line broadband business continued to grow. As of 30 June 2009, the total number of broadband subscribers reached 34.913 million, representing a net increase of 4.832 million from the end of last year. Among those subscribers, the percentage of subscribers with access speed of 2M and above reached 69.4%. The number of subscribers who use contents and applications services reached 7.135 million, representing 20.4% of the total broadband subscribers. For the first half of 2009, ARPU was RMB60.2, representing a decrease of 13.5% from the same time last year.

Branding and Customer Services

On 28 April 2009, the Company launched a full service brand "WO". "WO" is being developed into an integrated brand system, covering four major categories of services for individual customers, family customers, corporate customers and customer services.

In the first half of 2009, the Company continued to consolidate its customer service resources, expand the support for electronic channels, and has achieved a unified customer service interface and full-service customer care via 10010 customer service hotline. The service support capabilities and transaction volume of the online electronic channel increased significantly. The "One Card Recharge" service was commercially launched at the beginning of the year to provide value-recharge service for subscribers at different locations, and has been upgraded to "Full-Service One Card Recharge" on 17 August 2009 to provide full-service value-recharge for customers nationwide.

Note 1: In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures of current period and the same period of last year are excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.28 billion for the first half of 2009 and RMB0.51 billion for the first half of 2008 and,

(2) certain interconnection revenue of RMB0.61 billion between the fixed-line business and the discontinued operations of CDMA business for the first half of 2008.

Note 2: In order to ensure the comparability of the profit amounts, the non-comparable factors below which are reflected in the figures of current period and the same period of last year are excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.28 billion for the first half of 2009 and RMB0.51 billion for the first half of 2008,

(2) the gain of RMB0.02 billion from the non-monetary assets exchange for the first half of 2009 and RMB0.61 billion for the first half of 2008 and,

(3) the lease fee of RMB0.91 billion for the telecommunications networks of 21 provinces in southern China for the first half of 2009.

Note 3: EBITDA represents profit for the period before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Although EBITDA has been widely applied in the global telecommunications industry as an indicator to reflect operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles ("GAAP") as it does not have any standardised meaning under GAAP and is not regarded as a measure of operating performance and liquidity under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

In order to ensure the comparability of the EBITDA amounts, the non-comparable factors below which are reflected in the figures of current period and the same period of last year are excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.28 billion for the first half of 2009 and RMB0.51 billion for the first half of 2008 and,

(2) the lease fee of RMB0.91 billion for the telecommunications networks of 21 provinces in southern China for the first half of 2009.

Note 4: Liabilities-to-assets ratio represents total liabilities over total assets.

Note 5: Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

Unaudited Condensed Consolidated Interim Financial Information

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2009
(All amounts in Renminbi ("RMB") millions)

		Unaudited	
	Note	30 June 2009	31 December 2008 (As restated) (Note 2)
ASSETS			
Non-current assets			
Property, plant and equipment	5	**300,054**	285,469
Lease prepayments		**7,660**	7,863
Goodwill		**2,771**	2,771
Deferred income tax assets	6	**5,859**	5,334
Available-for-sale financial assets		**181**	95
Other assets	7	**9,948**	9,087
		326,473	310,619
Current assets			
Inventories and consumables	8	**1,127**	1,092
Accounts receivable, net	9	**9,914**	9,341
Prepayments and other current assets	10	**2,622**	2,715
Amounts due from ultimate holding company	27.1(c)	**–**	169
Amounts due from related parties	27.1(c)	**93**	128
Amounts due from domestic carriers	27.2(b)	**1,341**	974
Proceeds receivable for the disposal of the CDMA business	27.2(c)	**5,437**	13,140
Short-term bank deposits		**196**	337
Cash and cash equivalents		**7,725**	10,237
		28,455	38,133
Total assets		**354,928**	348,752
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	11	**2,329**	2,329
Share premium	11	**166,784**	166,784
Reserves		**(18,999)**	(15,464)
Retained profits			
– Proposed 2008 final dividend	25	**–**	4,754
– Others		**55,619**	49,322
		205,733	207,725
Minority interest in equity		**2**	2
Total equity		**205,735**	207,727

(All amounts in RMB millions)

	Note	Unaudited 30 June 2009	31 December 2008 (As restated) (Note 2)
LIABILITIES			
Non-current liabilities			
Long-term bank loans	12	**939**	997
Corporate bonds	13	**7,000**	7,000
Deferred income tax liabilities	6	**18**	16
Deferred revenue		**3,043**	3,398
Other obligations		**1,314**	1,681
		12,314	13,092
Current liabilities			
Payables and accrued liabilities	14	**76,869**	67,509
Taxes payable		**11,285**	11,307
Amounts due to ultimate holding company	27.1(c)	**2**	—
Amounts due to related parties	27.1(c)	**3,215**	1,658
Amounts due to domestic carriers	27.2(b)	**1,230**	956
Payables in relation to the disposal of the CDMA business	27.2(c)	**182**	4,232
Dividend payable	25	**1,027**	149
Short-term commercial paper	15	**10,000**	10,000
Short-term bank loans	16	**11,780**	10,780
Current portion of long-term bank loans	12	**603**	1,216
Current portion of deferred revenue		**1,629**	2,200
Current portion of other obligations		**3,017**	3,012
Advances from customers		**16,040**	14,914
		136,879	127,933
Total liabilities		**149,193**	141,025
Total equity and liabilities		**354,928**	348,752
Net current liabilities		**(108,424)**	(89,800)
Total assets less current liabilities		**218,049**	220,819

The notes on pages 19 to 65 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Income

For the six months ended 30 June 2009
(All amounts in RMB millions, except per share data)

	Note	Unaudited Six months ended 30 June 2009	 2008 (As restated) (Note 2)
Continuing operations			
Revenue	17	**76,319**	81,459
Interconnection charges		**(6,240)**	(6,393)
Depreciation and amortisation		**(23,358)**	(23,989)
Networks, operations and support expenses	18	**(10,106)**	(8,633)
Employee benefit expenses	19	**(10,546)**	(9,928)
Other operating expenses	20	**(16,551)**	(17,611)
Finance costs	21	**(363)**	(1,192)
Interest income		**51**	116
Other income – net	22	**331**	809
		9,537	14,638
Leasing fee for telecommunications networks in Southern China	1(b), 2	**(907)**	–
Profit from continuing operations before income tax		**8,630**	14,638
Income tax expenses	6	**(2,014)**	(3,202)
Profit from continuing operations		**6,616**	11,436
Discontinued operations			
Profit from discontinued operations	24	**–**	655
Profit for the period		**6,616**	12,091
Attributable to:			
Equity holders of the Company		**6,616**	12,090
Minority interest		**–**	1
		6,616	12,091

(All amounts in RMB millions, except per share data)

		Unaudited	
		Six months ended 30 June	
	Note	**2009**	2008 (As restated) (Note 2)
Earnings per share for profit attributable to equity holders of the Company during the period			
Basic earnings per share (RMB)	26	**0.28**	0.51
Diluted earnings per share (RMB)	26	**0.28**	0.51
Earnings per share for profit from continuing operations attributable to equity holders of the Company during the period			
Basic earnings per share (RMB)	26	**0.28**	0.48
Diluted earnings per share (RMB)	26	**0.28**	0.48
Earnings per share for profit from discontinued operations attributable to equity holders of the Company during the period			
Basic earnings per share (RMB)	26	**–**	0.03
Diluted earnings per share (RMB)	26	**–**	0.03

The notes on pages 19 to 65 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

For the six months ended 30 June 2009
(All amounts in RMB millions)

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated) (Note 2)
Profit for the period	**6,616**	12,091
Other comprehensive income		
Currency translation differences	**6**	(19)
Fair value gains/(losses) on available-for-sale financial assets, net of tax	**79**	(100)
Other comprehensive income for the period, net of tax	**85**	(119)
Total comprehensive income for the period	**6,701**	11,972
Total comprehensive income attributable to:		
Equity holders of the Company	**6,701**	11,971
Minority interest	**—**	1
	6,701	11,972

The notes on pages 19 to 65 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended 30 June 2009
(All amounts in RMB millions)

	Unaudited									
	Attributable to equity holders of the Company									
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserves	Other reserve	Retained profits	Total	Minority interest	Total equity
Balance at 1 January 2008 (As previously reported)	1,437	64,320	516	1,113	17,933	56,713	36,480	178,512	4	178,516
Adjusted for 2009 Business Combination under common control (Note 1)	–	–	–	21	832	5,142	(6,336)	(341)	3	(338)
Balance at 1 January 2008 (As restated)	1,437	64,320	516	1,134	18,765	61,855	30,144	178,171	7	178,178
Total comprehensive income for the period	–	–	–	–	–	894	11,077	11,971	1	11,972
Transfer to retained profits in respect of depreciation on revalued assets	–	–	–	(1,056)	–	(34)	1,090	–	–	–
Transfer to statutory reserves	–	–	–	–	505	–	(505)	–	–	–
Equity-settled share option schemes:										
– Value of employee services	–	–	50	–	–	–	–	50	–	50
– Issuance of shares upon exercise of options (Note 23)	3	233	(70)	–	–	267	–	433	–	433
Dividends relating to 2007 (Note 25)	–	–	–	–	–	–	(6,231)	(6,231)	–	(6,231)
Balance at 30 June 2008 (As restated)	1,440	64,553	496	78	19,270	62,982	35,575	184,394	8	184,402
Balance at 1 January 2009 (As previously reported)	2,329	166,784	540	136	22,361	(46,220)	60,780	206,710	–	206,710
Adjusted for 2009 Business Combination under common control (Note 1)	–	–	–	25	631	7,063	(6,704)	1,015	2	1,017
Balance at 1 January 2009 (As restated)	2,329	166,784	540	161	22,992	(39,157)	54,076	207,725	2	207,727
Total comprehensive income for the period	–	–	–	–	–	85	6,616	6,701	–	6,701
Transfer of profit of entities under common control to ultimate holding company in relation to 2009 Business Combination	–	–	–	–	–	–	(64)	(64)	–	(64)
Consideration for 2009 Business Combination under common control (Note 1)	–	–	–	–	–	(3,896)	–	(3,896)	–	(3,896)
Transfer to retained profits in respect of depreciation on revalued assets	–	–	–	(28)	–	–	28	–	–	–
Transfer to statutory reserves	–	–	–	–	283	–	(283)	–	–	–
Equity-settled share option schemes:										
– Value of employee services	–	–	21	–	–	–	–	21	–	21
Dividends relating to 2008 (Note 25)	–	–	–	–	–	–	(4,754)	(4,754)	–	(4,754)
Balance at 30 June 2009	2,329	166,784	561	133	23,275	(42,968)	55,619	205,733	2	205,735

The notes on pages 19 to 65 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended 30 June 2009
(All amounts in RMB millions)

		Unaudited	
		Six months ended 30 June	
	Note	2009	2008 (As restated) (Note 2)
Cash flows from operating activities			
Continuing operations		**31,417**	31,070
Discontinued operations	24	**—**	1,149
Net cash inflow from operating activities		**31,417**	32,219
Cash flows from investing activities			
Continuing operations		**(35,766)**	(18,864)
Discontinued operations	24	**4,239**	(23)
Net cash outflow from investing activities		**(31,527)**	(18,887)
Cash flows from financing activities			
Continuing operations		**(2,402)**	(11,322)
Discontinued operations	24	**—**	—
Net cash outflow from financing activities		**(2,402)**	(11,322)
(Decrease)/increase in cash and cash equivalents		**(2,512)**	2,010
Cash and cash equivalents at beginning of period		**10,237**	12,663
Less: Cash and cash equivalents included in the disposal group in relation to the disposal of CDMA business		**—**	(2,567)
Cash and cash equivalents at end of period		**7,725**	12,106
Analysis of the balances of cash and cash equivalents:			
Cash balance		**9**	8
Bank balances		**7,716**	12,098
		7,725	12,106

The notes on pages 19 to 65 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. Upon the disposal of the CDMA cellular business to China Telecom Corporation Limited ("China Telecom") and the merger with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") on 1 October 2008 and 15 October 2008, respectively, the principal activities of the Company are investment holding and the Company's subsidiaries are principally engaged in the provision of the GSM cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services (the GSM cellular voice and related value-added services referred to as the "Mobile business", the services aforementioned other than the Mobile business hereinafter collectively referred to as the "Fixed-line business") in the PRC. The Company and its subsidiaries are hereinafter referred to as the "Group".

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited ("SEHK") on 22 June 2000 and the American Depositary Shares ("ADS") of the Company were listed on the New York Stock Exchange on 21 June 2000.

On 15 November 2008, the Company was notified by its substantial shareholders, namely China Unicom (BVI) Limited ("Unicom BVI") and China Netcom Group Corporation (BVI) Limited ("Netcom BVI"), that their respective parent companies, namely, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, the parent company of Unicom BVI, hereinafter referred to as "Unicom Group") and China Network Communications Group Corporation (a state-owned enterprise established in the PRC, the parent company of Netcom BVI, hereinafter referred to as "Netcom Group"), have agreed to undertake a merger (the "Parent Merger"). On 6 January 2009, the Company was notified by its substantial shareholders that the Parent Merger, through the absorption of Netcom Group by Unicom Group, had been approved by the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC") and had become effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, all the assets, liabilities and business of Netcom Group including the connected transaction agreements with the Group vested in Unicom Group. Netcom Group will be deregistered accordingly and Unicom Group remains the ultimate holding company of the Company. As at the date of approval of this unaudited condensed consolidated interim financial information, Netcom Group is still in the progress of deregistration.

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

(a) Acquisitions of certain assets and businesses from Unicom Group and Netcom Group in 2009

On 16 December 2008, China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company) agreed to acquire from Unicom Group and Netcom Group (i) the fixed-line business, but not the underlying telecommunications networks across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the "Fixed-line Business in Southern China") and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries ("Target Assets"); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited ("Unicom Xingye") owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute ("CITDCI") owned by Unicom Group and (v) a 100% equity interest in Unicom New Guoxin Telecommunications Corporation Limited ("New Guoxin") owned by Unicom Group at a consideration of approximately RMB6.43 billion, subject to certain adjustments. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the "Target Business" and the acquisition of the Target Business is referred to as the "2009 Business Combination".

The aforementioned acquisitions of assets and businesses were approved by the independent shareholders of the Company in an extraordinary general meeting held on 14 January 2009. As all of the conditions to the acquisitions were satisfied (or if applicable, waived), the 2009 Business Combination and the acquisition of the Target Assets were completed on 31 January 2009. The total consideration of the aforementioned acquisitions of assets and businesses was adjusted downwards by approximately RMB2 billion, which was settled after the final calculation of the values of certain current assets and current liabilities transferred from Unicom Group.

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

(b) Lease of telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited in 2009

In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group) entered into an agreement (the "Network Lease Agreement") in relation to the lease (the "Lease") of the telecommunications networks of the 21 provinces in Southern China ("Telecommunications Networks in Southern China") by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted to CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser. Pursuant to the Network Lease Agreement, Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. The Group believes it only bears the risks associated with the operation of the Fixed-line Business in Southern China during the relevant leasing periods and is free from any ownership risks of the Telecommunications Networks in Southern China and the risks and rewards of ownership of the leased assets rest substantially with the lessor. Accordingly, the Group has accounted for the leasing of the aforementioned Telecommunications Networks in Southern China as an operating lease.

(c) Merger between CUCL and China Netcom (Group) Company Limited in 2009

On 15 October 2008, as part of the Company's integration with China Netcom, the Company entered into an agreement with three of its wholly-owned subsidiaries, namely (i) China Netcom; (ii) CUCL and (iii) China Netcom (Group) Company Limited ("CNC China", a wholly-owned foreign enterprise established in the PRC and a wholly-owned subsidiary of China Netcom), pursuant to which CUCL would merge with, and absorb, CNC China. The merged company would retain the name of China United Network Communications Corporation Limited and would remain a wholly-owned subsidiary of the Company. The merger between CUCL and CNC China became effective on 1 January 2009.

The merger between CUCL and CNC China does not have any impact on this unaudited condensed consolidated interim financial information.

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

(d) 2008 disposal and business combination activities

- **Disposal of the Group's CDMA business to China Telecom in 2008**

  On 2 June 2008, the Company, CUCL and China Telecom entered into the CDMA business framework agreement ("the Framework Agreement") to dispose of the assets and liabilities in relation to the CDMA business to China Telecom. On 27 July 2008, the Company, CUCL and China Telecom further entered into a CDMA business disposal agreement ("the Disposal Agreement"). The disposal was completed on 1 October 2008.

- **Merger between the Company and China Netcom by way of a scheme of arrangement of China Netcom in 2008 (hereinafter referred to as the "2008 Business Combination")**

  On 2 June 2008, the Company and China Netcom jointly announced that the Company had formally presented a share proposal, an ADS proposal, and an option proposal to the board of directors of China Netcom, and requested China Netcom's board of directors to put forward the proposals to the shareholders of China Netcom to consider a merger of the Company and China Netcom ("Proposed Merger") by way of a scheme of arrangement of China Netcom (the "Scheme") under Section 166 of the Hong Kong Companies Ordinance.

  An extraordinary general meeting of the shareholders of the Company at which the resolution of the Proposed Merger was passed was held on 16 September 2008 and the Scheme was sanctioned by Hong Kong High Court on 14 October 2008. The consideration for the 2008 Business Combination was approximately HKD117.2 billion which was satisfied by the issuance of 10,102,389,377 ordinary shares of HKD0.10 each of the Company to the shareholders of China Netcom. As all of the conditions of the proposals and the Scheme as specified in the Scheme document had been satisfied, the Scheme became effective on 15 October 2008.

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2009 has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim financial reporting" issued by the International Accounting Standards Board ("IASB"). IAS 34 is consistent with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2009 and 2008 has not been audited by the auditors, and the comparative unaudited restated financial information is extracted from the Group's internal records and management accounts. The 2008 comparative financial information comprising the unaudited condensed consolidated interim income statement for the six months ended 30 June 2008 and the unaudited condensed consolidated balance sheet as at 31 December 2008 have been restated as a result of a number of business combinations between entities under common control which were accounted for using merger accounting/predecessor values method as well as the adoption of a number of new/revised standards, amendments to standards and interpretations throughout 2008 and for the six months ended 30 June 2009. The details of such restatements are summarised in a later section of this note. Except for (i) those new/revised standards, amendments to standards and interpretations mandatory for the first time for the financial year beginning 1 January 2009 which are detailed in Note 3, "Significant accounting policies", to the unaudited condensed consolidated interim financial information; (ii) the accounting for the lease of Telecommunications Networks in Southern China as explained in Note 1; and (iii) the exclusion of depreciation and amortisation charges and finance costs directly attributable to the property, plant and equipment and related non-current assets and liabilities retained by Unicom New Horizon in the 2008 comparative financial information which has been restated by applying merger accounting/predecessor values method as explained in a later section of this note headed "Business Combination of Entities and Business under Common Control and Purchase of Target Assets", the basis of preparation and the significant accounting policies adopted and estimates made in the preparation of the unaudited condensed consolidated interim financial information are consistent with those used in preparing the annual financial statements for the year ended 31 December 2008.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2008. The Group's policies on financial risk management, including the management of credit risk, liquidity risk, cash flow and fair value interest rate risk and foreign exchange risk, as well as capital risk management, were set out in the Group's financial statements included in its 2008 Annual Report.

Business Combination of Entities and Business under Common Control and Purchase of Target Assets

The 2008 Business Combination was a business combination of entities under common control and the details of this business combination and corresponding accounting treatment were set out in the Group's financial statements included in its 2008 Annual Report.

The 2009 Business Combination was also considered a business combination of entities and businesses under common control as the Target Business before and after the acquisition was under the control of Unicom Group, the Group's ultimate holding company.

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION (Continued)

Business Combination of Entities and Business under Common Control and Purchase of Target Assets (Continued)

Under Hong Kong Financial Reporting Standards ("HKFRS"), the 2008 Business Combination and 2009 Business Combination were accounted for using merger accounting in accordance with the Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the HKICPA. Upon the adoption of International Financial Reporting Standards ("IFRS") by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Accordingly, the acquired assets and liabilities were stated at predecessor values, and were included in the financial information from the beginning of the earliest period as if the entities and businesses acquired had always been part of the Group.

Pursuant to the agreement dated 16 December 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which were retained by Unicom New Horizon and were leased from Unicom New Horizon to CUCL effective from January 2009. To better reflect the economic substance that the Group has not taken on the risks and rewards associated with the property, plant and equipment and related non-current assets and liabilities relating to the Fixed-line Business in Southern China, the unaudited restated condensed consolidated balance sheet as at 31 December 2008 therefore includes only the relevant current assets of approximately RMB999 million and current liabilities of approximately RMB2,841 million of the Fixed-line Business in Southern China in accordance with the principle of the merger accounting/ predecessor values method but excludes the underlying property, plant and equipment and related non-current assets with net book value of approximately RMB31,350 million, the related long-term intercompany loans from Unicom Group for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB35,652 million and the related payables to network contractors and equipment suppliers of approximately RMB6,176 million. Further, the unaudited restated condensed consolidated interim income statement for the six months ended 30 June 2008 includes all the revenues and operating costs of the Fixed-line Business in Southern China, but excludes the depreciation and amortisation charges of approximately RMB1,642 million and the finance costs associated with the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB382 million, respectively.

The 2009 Business Combination was completed on 31 January 2009 and therefore the unaudited condensed consolidated interim income statement for the six months ended 30 June 2009 has excluded the depreciation and amortisation charges of approximately RMB308 million of the property, plant and equipment relating to Fixed-line Business in Southern China and related non-current assets and the finance costs associated with the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB26 million that were excluded from the transaction. After the completion of the 2009 Business Combination, the Group recorded leasing fees amounting to approximately RMB907 million charged by Unicom New Horizon for the lease of the Telecommunications Networks in Southern China for the six months ended 30 June 2009 (for the six months ended 30 June 2008: Nil).

Under IFRS/HKFRS, the purchase of the Target Assets in 2009 was accounted for as an asset purchase in accordance with IAS/HKAS 16 "Property, plant and equipment".

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION (Continued)

Change of Accounting Policies

In 2008, the Group changed its accounting policy on measurement of property, plant and equipment. In addition, the Group early adopted IFRIC/HK(IFRIC)-Int 13 "Customer loyalty programs" in 2008. Accordingly, the unaudited condensed consolidated interim income statement for the six months ended 30 June 2008 has been restated to reflect such changes of accounting policies. The details of the change of accounting policies were set out in the Group's financial statements included in its 2008 Annual Report.

Summary of the restatement to 2008 comparative financial information

The impact of the restatement of 2008 comparative financial information in connection with the 2008 Business Combination and 2009 Business Combination as well as the change of accounting policies are summarised as follows:

	As previously reported	Change of accounting policies	2008 and 2009 Business Combination	Eliminations	As restated
For the six months ended 30 June 2008					
Results of continuing operations:					
Revenue	35,135	111	48,552	(2,339)	81,459
Profit for the period	3,765	67	7,621	(17)	11,436

	As previously reported	2009 Business Combination	Eliminations	As restated
As at 31 December 2008				
Financial position:				
Non-current assets	308,804	1,959	(144)	310,619
Current assets	36,120	3,450	(1,437)	38,133
Total assets	344,924	5,409	(1,581)	348,752
Non-current liabilities	12,995	97	—	13,092
Current liabilities	125,219	4,062	(1,348)	127,933
Total liabilities	138,214	4,159	(1,348)	141,025
Net assets	206,710	1,250	(233)	207,727

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION (Continued)

Discontinued Operations

On 2 June 2008, the Company, CUCL and China Telecom entered into the Framework Agreement to dispose of the assets and liabilities in relation to the CDMA business and the disposal was completed on 1 October 2008. In accordance with IFRS/HKFRS 5 "Non-current assets held for sale and discontinued operations" issued by the IASB/HKICPA ("IFRS/HKFRS 5"), the results and cash flows of the operations of the CDMA operating segment of the Group were presented as discontinued operations in the unaudited condensed consolidated interim income statement and cash flow statement of the Group for the six months ended 30 June 2008 included in the Group's 2008 Interim Report.

Going Concern Assumption

As at 30 June 2009, current liabilities of the Group exceeded current assets by approximately RMB108.4 billion (31 December 2008: approximately RMB89.8 billion). Given the current global economic conditions and the Group's expected capital expenditures in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflow from operating activities;
- Unutilised banking facilities of approximately RMB88.8 billion; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the six months ended 30 June 2009 have been prepared under the going concern basis.

(All amounts in RMB millions unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies adopted in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2008.

The following new/ revised standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009:

IFRS/HKFRS 2 (Amendment), "Share-based payment"
IFRS/HKFRS 8, "Operating segments"
IAS/HKAS 1 (Revised), "Presentation of financial statements"
IAS/HKAS 23 (Revised), "Borrowing costs"
Amendment to IFRS/HKFRS 7, "Financial instruments: disclosures"
IAS/HKAS 32 (Amendment), "Financial instruments: presentation"
IAS/HKAS 39 (Amendment), "Financial instruments: recognition and measurement"
IFRIC/HK(IFRIC) 9 (Amendment), "Reassessment of embedded derivatives"
IFRIC/HK(IFRIC) 15, "Agreements for the construction of real estate"
IFRIC/HK(IFRIC) 16, "Hedges of net investment in a foreign operation"

Except for certain presentational changes as described below, the adoption of the above new/ revised standards, amendments to standards and interpretations does not have any significant impact on the Group's unaudited condensed consolidated interim financial information:

- IAS/HKAS 1 (Revised), "Presentation of financial statements". The revised standard prohibits the presentation of items of income and expenses (that is, "non-owner changes in equity") in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income).

  The Group has elected to present two statements: a consolidated income statement and a consolidated statement of comprehensive income. The unaudited condensed consolidated interim financial information has been restated and prepared under the revised disclosure requirement.

- IFRS/HKFRS 8, "Operating segments". The standard replaces IAS/HKAS 14, "Segment reporting". The new standard requires a "Management approach", under which segment information is presented on the same basis as that used for internal reporting purpose.

  The adoption of IFRS/HKFRS 8 and the completion of 2009 Business Combination have not resulted in changes in the number of reportable segments presented and operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker ("CODM"). The CODM has been identified as the Board of Directors. Starting from 2009, the CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segment, and other income statement items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be allocated to specific operating segments, are presented as unallocated amounts. The 2008 comparative financial information has been restated to conform to current period's presentation. Please refer to Note 4 for details.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Amendment to IFRS/HKFRS 7, "Financial instruments: disclosures". The amendment increases the disclosure requirements about fair value measurement and amends the disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures about financial instruments and requires some specific quantitative disclosures for those instruments classified in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. It also requires a maturity analysis for financial assets where the information is needed to understand the nature and context of liquidity risk. The Group will make additional relevant disclosures in its consolidated financial statements for the year ending 31 December 2009.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are not effective for the financial year beginning 1 January 2009 and have not been early adopted by the Group. Management is assessing the impact of such new standards and will adopt the relevant standards, amendments to standards and interpretations in the subsequent financial periods as required.

4. SEGMENT INFORMATION

The CODM has been indentified as the Board of Directors (the "BOD") of the Company which regularly reviews the Group's internal reporting in order to assess performance and allocate resources; and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group's continuing operations comprise two operating segments based on the various types of telecommunications services mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

Continuing operations:

- Mobile business — the provision of the GSM cellular and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;

- Fixed-line business — the provision of the fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China.

Discontinued operations:

- CDMA business — the provision of the CDMA cellular and related services, through a leasing arrangement for the CDMA network capacity from Unicom New Horizon.

4. SEGMENT INFORMATION (Continued)

Starting from 2009, the CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segment. The unallocated amounts primarily represent corporate and shared service expenses, including those relating to the businesses of the newly acquired equity interests in CITDCI and New Guoxin in 2009 that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also included other income statement items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be allocated to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities. The 2008 comparative financial information has been restated to conform to current period's presentation.

Revenues between segments are carried out on terms equivalent to those that prevail in arm's length transactions. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the unaudited condensed consolidated interim income statement.

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION (Continued)

4.1 Operating Segments

	Unaudited Six months ended 30 June 2009					
	Continuing operations					
				Reconciling Items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total continuing operations
Telecommunications service revenue	34,194	40,192	74,386	127	–	74,513
Information communication technology services and other revenue	141	776	917	229	–	1,146
Sales of telecommunications products	544	116	660	–	–	660
Total revenue from external customers	34,879	41,084	75,963	356	–	76,319
Intersegment revenue	106	2,108	2,214	663	(2,877)	–
Total revenue	34,985	43,192	78,177	1,019	(2,877)	76,319
Interconnection charges	(6,335)	(2,110)	(8,445)	–	2,205	(6,240)
Depreciation and amortisation	(8,722)	(13,977)	(22,699)	(673)	14	(23,358)
Networks, operations and support expenses	(1,189)	(2,589)	(3,778)	(6,336)	8	(10,106)
Employee benefit expenses	–	–	–	(10,649)	103	(10,546)
Other operating expenses	(5,139)	(4,499)	(9,638)	(7,418)	505	(16,551)
Finance costs	–	–	–	(557)	194	(363)
Interest income	–	–	–	245	(194)	51
Other income – net	–	–	–	331	–	331
	13,600	20,017	33,617	(24,038)	(42)	9,537
Leasing fee for telecommunications networks in Southern China	–	(907)	(907)	–	–	(907)
Segment profit/(loss) before income tax	13,600	19,110	32,710	(24,038)	(42)	8,630
Income tax expenses						(2,014)
Profit for the period						6,616
Attributable to:						
Equity holders of the Company						6,616
Minority interest						–
						6,616
Other information:						
Provision for doubtful debts	684	598	1,282	–	–	1,282

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION (Continued)

4.1 Operating Segments (Continued)

Unaudited

Six months ended 30 June 2008 (As restated)

	Continuing operations						Discontinued operations	
				Reconciling Items				
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total continuing operations	CDMA business	Total
Telecommunications service revenue	32,350	45,330	77,680	170	–	77,850	12,926	90,776
Information communication technology services and other revenue	134	2,467	2,601	297	–	2,898	66	2,964
Sales of telecommunications products	15	696	711	–	–	711	2,423	3,134
Total revenue from external customers	32,499	48,493	80,992	467	–	81,459	15,415	96,874
Intersegment revenue	129	1,700	1,829	520	(2,349)	–	–	–
Total revenue	32,628	50,193	82,821	987	(2,349)	81,459	15,415	96,874
Interconnection charges	(5,365)	(2,833)	(8,198)	–	1,805	(6,393)	(1,119)	(7,512)
Depreciation and amortisation	(9,356)	(13,802)	(23,158)	(831)	–	(23,989)	(289)	(24,278)
Networks, operations and support expenses	(1,191)	(2,460)	(3,651)	(5,003)	21	(8,633)	(5,057)	(13,690)
Employee benefit expenses	–	–	–	(9,984)	56	(9,928)	(1,131)	(11,059)
Other operating expenses	(4,351)	(6,802)	(11,153)	(6,918)	460	(17,611)	(6,950)	(24,561)
Finance costs	–	–	–	(1,476)	284	(1,192)	(3)	(1,195)
Interest income	–	–	–	400	(284)	116	7	123
Other income – net	–	–	–	809	–	809	9	818
Segment profit/(loss) before income tax	12,365	24,296	36,661	(22,016)	(7)	14,638	882	15,520
Income tax expenses						(3,202)	(227)	(3,429)
Profit for the period						11,436	655	12,091
Attributable to:								
Equity holders of the Company						11,436	654	12,090
Minority interest						–	1	1
						11,436	655	12,091
Other information:								
Provision for doubtful debts	686	712	1,398	–	–	1,398	214	1,612

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION (Continued)

4.1 Operating Segments (Continued)

	Unaudited 30 June 2009					
				Reconciling Items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	148,965	181,871	330,836	68,089	(43,997)	354,928
Total segment liabilities	60,263	36,228	96,491	96,515	(43,813)	149,193

	Unaudited 31 December 2008 (As restated)					
				Reconciling Items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	130,041	184,127	314,168	77,799	(43,215)	348,752
Total segment liabilities	53,496	34,484	87,980	96,118	(43,073)	141,025

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the six months ended 30 June 2009 and 2008 are as follows:

	Unaudited						
	Six months ended 30 June 2009						
	Buildings	Tele-communications equipment of Mobile business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress ("CIP")	Total
Cost or valuation:							
Beginning of period (As previously reported)	44,950	163,279	345,143	36,086	1,627	40,783	631,868
2009 Business Combination under common control (Note 1)	738	–	–	2,108	31	88	2,965
Beginning of period (As restated)	45,688	163,279	345,143	38,194	1,658	40,871	634,833
Additions	272	65	695	20	142	36,055	37,249
Transfer from CIP	1,306	10,165	7,118	961	47	(19,597)	–
Disposals	(122)	(172)	(267)	(127)	(91)	–	(779)
End of period	47,144	173,337	352,689	39,048	1,756	57,329	671,303
Representing:							
At cost	47,144	173,337	–	–	–	57,329	277,810
At valuation	–	–	352,689	39,048	1,756	–	393,493
	47,144	173,337	352,689	39,048	1,756	57,329	671,303
Accumulated depreciation and impairment:							
Beginning of period (As previously reported)	(13,019)	(95,942)	(217,482)	(20,668)	(813)	(32)	(347,956)
2009 Business Combination under common control (Note 1)	(66)	–	–	(1,322)	(9)	(11)	(1,408)
Beginning of period (As restated)	(13,085)	(95,942)	(217,482)	(21,990)	(822)	(43)	(349,364)
Charge for the period	(957)	(6,001)	(13,920)	(1,530)	(213)	–	(22,621)
Disposals	118	149	259	120	84	–	730
Impairment transfer out	–	–	–	–	–	6	6
End of period	(13,924)	(101,794)	(231,143)	(23,400)	(951)	(37)	(371,249)
Net book value:							
End of period	33,220	71,543	121,546	15,648	805	57,292	300,054
Beginning of period (As restated)	32,603	67,337	127,661	16,204	836	40,828	285,469

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Unaudited						
	Six months ended 30 June 2008 (As restated)						
	Buildings	Tele-communications equipment of Mobile business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, moto rvehicles and others	Leasehold improvements	Construction-in-progress ("CIP")	Total
Cost or valuation:							
Beginning of period (As previously reported)	44,094	151,660	327,711	32,418	1,657	18,966	576,506
2009 Business Combination under common control (Note 1)	394	–	–	7,895	23	471	8,783
Beginning of period (As restated)	44,488	151,660	327,711	40,313	1,680	19,437	585,289
Additions	57	34	528	743	4	10,877	12,243
Transfer from CIP	1,283	1,035	8,840	1,268	135	(12,561)	–
Assets classified as held for sale in relation to the disposal of the CDMA business	(1,105)	(4,247)	–	(70)	(20)	(30)	(5,472)
Disposals	(203)	(128)	(1,711)	(4,323)	(98)	–	(6,463)
End of period (As restated)	44,520	148,354	335,368	37,931	1,701	17,723	585,597
Representing:							
At cost	44,520	148,354	–	–	–	17,723	210,597
At valuation	–	–	335,368	37,931	1,701	–	375,000
	44,520	148,354	335,368	37,931	1,701	17,723	585,597
Accumulated depreciation and impairment:							
Beginning of period (As previously reported)	(11,809)	(85,446)	(184,801)	(17,423)	(893)	(24)	(300,396)
2009 Business Combination under common control (Note 1)	(100)	–	–	(7,001)	(5)	–	(7,106)
Beginning of period (As restated)	(11,909)	(85,446)	(184,801)	(24,424)	(898)	(24)	(307,502)
Charge for the period	(752)	(6,723)	(13,993)	(2,138)	(149)	–	(23,755)
Assets classified as held for sale in relation to the disposal of the CDMA business	171	2,623	–	22	8	–	2,824
Disposals	111	92	1,398	4,252	96	–	5,949
End of period (As restated)	(12,379)	(89,454)	(197,396)	(22,288)	(943)	(24)	(322,484)
Net book value:							
End of period (As restated)	32,141	58,900	137,972	15,643	758	17,699	263,113
Beginning of period (As restated)	32,579	66,214	142,910	15,889	782	19,413	277,787

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT (Continued)

As at 30 June 2009, the carrying value of all the revalued property, plant and equipment would have been approximately RMB145,982 million (31 December 2008: approximately RMB153,772 million) had they been stated at cost less accumulated depreciation and accumulated impairment losses. The directors of the Company consider the fair values of these revalued property, plant and equipment were not materially different from their carrying values as at 30 June 2009.

For the six months ended 30 June 2009, the Group recognised a loss on disposal of property, plant and equipment of approximately RMB7 million (for the six months ended 30 June 2008: approximately RMB42 million).

6. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2008: 16.5%) on the estimated assessable profit for the six months ended 30 June 2009. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries in which the Group operates. The Company's subsidiaries mainly operate in the Mainland China where the applicable standard enterprise income tax rate for the six months ended 30 June 2009 is 25% (for the six months ended 30 June 2008: 25%).

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated)
Provision for enterprise income tax on the estimated taxable profits for the period		
– Hong Kong	**7**	13
– Outside Hong Kong	**2,537**	3,630
	2,544	3,643
Deferred taxation	**(530)**	(441)
Income tax expenses	**2,014**	3,202

(All amounts in RMB millions unless otherwise stated)

6. TAXATION (Continued)

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 22 April 2009, the PRC State Administration of Taxation issued a notice regarding the determination of PRC TRE status and provided implementation guidance in withholding income tax for non-TRE enterprise shareholders. The Company performed an assessment and concluded that it meets the definition of PRC TRE. Therefore, as at 31 December 2008 and 30 June 2009, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed income of the Company's subsidiaries in the PRC since 1 January 2008.

For the Company's non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

Reconciliation between applicable statutory tax rate and the effective tax rate:

		Unaudited	
		Six months ended 30 June	
	Note	**2009**	2008 (As restated)
Applicable PRC statutory tax rate		**25.0%**	25.0%
Non-deductible expenses		**0.3%**	1.0%
Tax effect of 2009 Business Combination	(a)	**–**	(1.9%)
Non-taxable income			
– Upfront connection fees arising from Fixed-line business		**(1.6%)**	(2.1%)
Impact of PRC preferential tax rates and tax holiday		**(0.5%)**	(0.2%)
Others		**0.1%**	0.1%
Effective tax rate		**23.3%**	21.9%

(a): The income tax of Fixed-line Business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin was reported on a consolidated basis with Netcom Group and Unicom Group prior to the 2009 Business Combination and no separate tax returns were prepared. No income tax expenses were therefore recognised for the Fixed-line Business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin in 2008 or prior years in accounting for the Fixed-line Business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin by using merger accounting/ predecessor values method.

(All amounts in RMB millions unless otherwise stated)

6. TAXATION (Continued)

The movement of the net deferred tax assets/liabilities is as follows:

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated)
Net deferred tax assets after offsetting deferred tax liabilities:		
Beginning of period	**5,334**	2,275
Deferred tax credited/(charged) to the income statement		
– Continuing operations	**532**	434
– Discontinued operations	**–**	(72)
Deferred tax charged to equity	**(7)**	–
Assets classified as held for sale for CDMA business	**–**	(198)
End of period	**5,859**	2,439
The deferred tax liabilities that cannot be offset:		
Beginning of period	**(16)**	(55)
Deferred tax (charged)/credited to the income statement	**(2)**	7
Deferred tax credited to equity	**–**	32
End of period	**(18)**	(16)

7. OTHER ASSETS

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Direct incremental costs for activating mobile subscribers	**473**	499
Installation costs of Fixed-line business	**1,978**	2,251
Prepaid rental for premises and leased lines	**2,970**	2,121
Purchased software	**2,928**	2,877
Others	**1,599**	1,339
	9,948	9,087

(All amounts in RMB millions unless otherwise stated)

8. INVENTORIES AND CONSUMABLES

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Handsets and other customer end products	**445**	302
Telephone cards	**229**	317
Consumables	**347**	429
Others	**106**	44
	1,127	1,092

9. ACCOUNTS RECEIVABLE, NET

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Accounts receivable for Mobile business	**3,736**	3,211
Accounts receivable for Fixed-line business	**10,943**	9,592
	14,679	12,803
Less: Provision for doubtful debts for Mobile business	**(2,127)**	(1,425)
Provision for doubtful debts for Fixed-line business	**(2,638)**	(2,037)
	9,914	9,341

(All amounts in RMB millions unless otherwise stated)

9. ACCOUNTS RECEIVABLE, NET (Continued)

The aging analysis of accounts receivable is as follows:

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Within one month	**6,425**	6,750
More than one month to three months	**1,763**	1,492
More than three months to one year	**3,643**	3,012
More than one year	**2,848**	1,549
	14,679	12,803

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.

There is no significant concentration of credit risk with respect to individual customers' receivables, as the Group has a large number of customers.

10. PREPAYMENTS AND OTHER CURRENT ASSETS

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Prepaid rental	**787**	738
Deposits and prepayments	**1,080**	857
Advances to employees	**369**	241
Others	**386**	879
	2,622	2,715

10. PREPAYMENTS AND OTHER CURRENT ASSETS (Continued)

The aging analysis of prepayments and other current assets is as follows:

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Within one year	**2,182**	2,384
More than one year	**440**	331
	2,622	2,715

11. SHARE CAPITAL

	Unaudited	
	30 June 2009 HKD millions	31 December 2008 HKD millions
Authorised:		
30,000,000,000 ordinary shares, par value of HKD0.10 each	**3,000**	3,000

	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total
Issued and fully paid:					
At 1 January 2008	13,634	1,363	1,437	64,320	65,757
Equity-settled share option schemes					
– Issuance of shares upon exercise of options (Note 23)	28	3	3	233	236
At 30 June 2008	13,662	1,366	1,440	64,553	65,993
At 1 January 2009	**23,768**	**2,377**	**2,329**	**166,784**	**169,113**
Equity-settled share option schemes					
– Issuance of shares upon exercise of options (Note 23)	–	–	–	–	–
At 30 June 2009	**23,768**	**2,377**	**2,329**	**166,784**	**169,113**

Increase in 28,012,000 ordinary shares during the six months ended 30 June 2008 represented the ordinary shares issued upon exercise of share options under the Company's share option schemes (Note 23).

(All amounts in RMB millions unless otherwise stated)

12. LONG-TERM BANK LOANS

	Interest rates and final maturity	Unaudited 30 June 2009	31 December 2008
RMB denominated bank loans	Floating interest rates ranging from 4.86% to 5.18% (31 December 2008: 4.86% to 6.80%) per annum with maturity through 2009 (31 December 2008: maturity through 2009)		
– unsecured		**500**	1,114
		500	1,114
USD denominated bank loans	Fixed interest rates ranging from 0% to 5.65% (31 December 2008: 0% to 5.65%) per annum with maturity through 2039 (31 December 2008: maturity through 2039)		
– secured		**142**	146
– unsecured		**369**	377
		511	523
Japanese Yen denominated bank loans	Floating interest rates of YEN LIBOR plus interest margin 3.50% per annum with maturity through 2014		
– unsecured		**199**	–
		199	–

(All amounts in RMB millions unless otherwise stated)

12. LONG-TERM BANK LOANS (Continued)

	Interest rates and final maturity	Unaudited 30 June 2009	Unaudited 31 December 2008
Japanese Yen denominated bank loans	Fixed interest rates of 2.12% per annum with maturity through 2014		
– unsecured		–	234
		–	234
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2008: 0.50% to 2.50%) per annum with maturity through 2034 (31 December 2008: maturity through 2034)		
– unsecured		**332**	342
		332	342
Sub-total		**1,542**	2,213
Less: Current portion		**(603)**	(1,216)
		939	997

The repayment schedule of the long-term bank loans is as follows:

	Unaudited 30 June 2009	Unaudited 31 December 2008
Balances due:		
– no later than one year	**603**	1,216
– later than one year and no later than two years	**97**	96
– later than two years and no later than five years	**296**	287
– later than five years	**546**	614
	1,542	2,213
Less: Portion classified as current liabilities	**(603)**	(1,216)
	939	997

(All amounts in RMB millions unless otherwise stated)

12. LONG-TERM BANK LOANS (Continued)

(a) The fair values of the Group's non-current portion of long-term bank loans at 30 June 2009 and 31 December 2008 were as follows:

	Unaudited	
	30 June 2009	31 December 2008
Long-term bank loans	**649**	690

The fair value is based on cash flows discounted using rates per annum based on the market rates ranging from 4.86% to 5.18% (31 December 2008: 4.59% to 6.56%).

(b) As at 30 June 2009, bank loans of approximately RMB141 million (31 December 2008: approximately RMB146 million) were secured by corporate guarantees granted by third parties.

13. CORPORATE BONDS

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

14. PAYABLES AND ACCRUED LIABILITIES

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Payables to contractors and equipment suppliers	**58,804**	52,800
Payables to telecommunications product suppliers	**1,993**	1,685
Customer/contractor deposits	**2,379**	2,261
Repair and maintenance expense payables	**2,059**	1,650
Salary and welfare payables	**1,900**	1,129
Commission expenses payables	**1,780**	1,406
Interest payables	**585**	263
Amounts due to service providers/content providers	**951**	984
Accrued expenses	**2,885**	1,892
Others	**3,533**	3,439
	76,869	67,509

(All amounts in RMB millions unless otherwise stated)

14. PAYABLES AND ACCRUED LIABILITIES (Continued)

The aging analysis of payables and accrued liabilities is as follows:

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Less than six months	**58,677**	53,380
Six months to one year	**8,383**	7,090
More than one year	**9,809**	7,039
	76,869	67,509

15. SHORT-TERM COMMERCIAL PAPER

On 6 October 2008, CNC China issued RMB10 billion unsecured commercial paper with repayment period of 365 days in the PRC capital market. The effective interest rate is 4.47% per annum. The net cash proceeds raised in the PRC capital market were RMB10 billion.

16. SHORT-TERM BANK LOANS

		Unaudited	
	Interest rates and final maturity	**30 June 2009**	31 December 2008
RMB denominated bank loans	Fixed interest rates ranging from 2.00% to 4.37% (31 December 2008: 4.54% to 6.80%) per annum with maturity through 2009 (31 December 2008: maturity through 2009)		
– unsecured		**11,780**	10,780
		11,780	10,780

The carrying values of short-term bank loans approximated their fair values as at the balance sheet date.

(All amounts in RMB millions unless otherwise stated)

17. REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission ("NDRC"), the Ministry of Industry and Information ("MIIT") and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB2,205 million for the six months ended 30 June 2009 (for the six months ended 30 June 2008: approximately RMB2,348 million).

The major components of revenue for continuing operations are as follows:

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated)
Continuing operations:		
Mobile business		
– Usage and monthly fees	**21,008**	20,852
– Value-added services revenue	**9,155**	7,845
– Interconnection revenue	**3,892**	3,320
– Other service revenue	**139**	333
Total mobile telecommunications service revenue	**34,194**	32,350
Fixed-line business		
– Usage and monthly fees	**17,653**	21,611
– Broadband services revenue	**11,726**	10,630
– Interconnection revenue	**2,869**	3,638
– Value-added services revenue	**2,722**	3,630
– Leased line income	**2,847**	2,717
– Other Internet-related services and managed data services revenue	**1,153**	1,205
– Upfront connection fees	**283**	505
– Other service revenue	**939**	1,394
Total fixed-line telecommunications service revenue	**40,192**	45,330
Unallocated telecommunications service revenue	**127**	170
Total telecommunications service revenue	**74,513**	77,850
Information communication technology services and other revenue	**1,146**	2,898
Sales of telecommunications products	**660**	711
Total revenue from external customers	**76,319**	81,459

(All amounts in RMB millions unless otherwise stated)

18. NETWORK, OPERATIONS AND SUPPORT EXPENSES

	Note	Unaudited Six months ended 30 June 2009	 2008 (As restated)
Continuing operations:			
Repair and maintenance		**3,213**	2,859
Power and water charges		**3,464**	2,678
Operating leases	(a)	**2,303**	2,149
Consumables		**646**	609
Others		**480**	338
Total networks, operations and support expenses		**10,106**	8,633

(a): The operating lease expenses represent the rental charges for premises, equipment and facilities.

19. EMPLOYEE BENEFIT EXPENSES

	Note	Unaudited Six months ended 30 June 2009	 2008 (As restated)
Continuing operations:			
Salaries and wages		**8,578**	8,070
Contributions to defined contribution pension schemes		**1,256**	1,110
Contributions to housing fund		**632**	552
Other housing benefits		**59**	156
Share-based compensation cost	23	**21**	40
Total employee benefit expenses		**10,546**	9,928

(All amounts in RMB millions unless otherwise stated)

20. OTHER OPERATING EXPENSES

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated)
Continuing operations:		
Provision for doubtful debts	**1,282**	1,398
Cost of telecommunications products sold	**817**	919
Cost in relation to information communication technology services	**401**	1,763
Commission expenses	**5,929**	5,602
Advertising and promotion expenses	**1,436**	1,224
Customer installation cost	**1,182**	1,051
Customer acquisition and retention cost	**876**	934
Property management charge	**688**	527
Office and administrative expenses	**1,232**	1,262
Transportation expense	**783**	802
Miscellaneous taxes and fees	**311**	296
Others	**1,614**	1,833
Total other operating expenses	**16,551**	17,611

(All amounts in RMB millions unless otherwise stated)

21. FINANCE COSTS

		Unaudited	
		Six months ended 30 June	
	Note	**2009**	2008 (As restated)
Continuing operations:			
Finance costs:			
– Interest on bank loans repayable within 5 years		**267**	1,016
– Interest on corporate bonds and commercial paper repayable within 5 years		**353**	343
– Interest on bank loans repayable over 5 years		**3**	8
– Interest on corporate bonds repayable over 5 years		**45**	45
– Interest on deferred consideration	(a)	**—**	148
– Less: Amounts capitalised in construction-in-progress		**(397)**	(158)
Total interest expense		**271**	1,402
– Exchange gain, net		**(12)**	(300)
– Others		**104**	90
Total finance costs		**363**	1,192

(a): In 2005, China Netcom acquired the principal telecommunications operations, assets and liabilities in the four Northern provinces/ autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from Netcom Group (the "Acquisition of Netcom New Horizon"). The consideration for the Acquisition of Netcom New Horizon was RMB12,800 million which consisted of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments were settled in half-yearly installments over five years. The interest charged on the deferred payments was calculated at 5.265% per annum. In 2008, the Group fully repaid the amount.

(All amounts in RMB millions unless otherwise stated)

22. OTHER INCOME – NET

Other income for the six months ended 30 June 2008 primarily represented the gain on the non-monetary assets exchange of approximately RMB610 million arising from the replacement of the Group's copper cables in some fixed-line network infrastructure with optical fibers and related equipment.

23. EQUITY-SETTLED SHARE OPTION SCHEMES

The Company adopted a share option scheme (the "Share Option Scheme") and a fixed award pre-global offering share options scheme ("Pre-Global Offering Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002, 11 May 2007 and 26 May 2009.

In connection with the merger between the Company and China Netcom in 2008, the Company adopted the Special Purpose Share Option Scheme ("Special Purpose Share Option Scheme") on 16 September 2008 for the granting of share options to holders of China Netcom options outstanding at 14 October 2008, with terms amended on 26 May 2009.

Movements in the number of share options of the Company outstanding and their related weighted average exercise prices are as follows:

	Unaudited			
	Six months ended 30 June			
	2009		2008	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of period	**6.95**	**413,074,166**	7.12	257,279,600
Granted	**–**	**–**	–	–
Forfeited	**–**	**–**	6.32	(2,070,000)
Exercised	**–**	**–**	7.80	(28,012,000)
Balance, end of period	**6.95**	**413,074,166**	7.04	227,197,600

No options were exercised during the six months ended 30 June 2009. Exercise of share options during the six months ended 30 June 2008 resulted in 28,012,000 shares being issued, with exercise proceeds of approximately RMB199 million.

As at 30 June 2009, out of the 413,074,166 outstanding share options (31 December 2008: 413,074,166), 367,720,137 share options (31 December 2008: 245,359,027) were exercisable, and the weighted average exercise price was HKD6.79 (31 December 2008: HKD7.14).

(All amounts in RMB millions unless otherwise stated)

23. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

As at balance sheet date, the information on outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period	Exercise price	Number of share options outstanding as at 30 June 2009	Number of share options outstanding as at 31 December 2008
Share options granted under the Pre-Global Offering Share Option Scheme:					
22 June 2000	22 June 2000 to 21 June 2002	22 June 2002 to 21 June 2010	HKD15.42	**16,977,600**	16,977,600
Share options granted under the Share Option Scheme:					
30 June 2001	30 June 2001	30 June 2001 to 22 June 2010	HKD15.42	**4,350,000**	4,350,000
21 May 2003 (Note i)	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2010	HKD4.30	**8,956,000**	8,956,000
20 July 2004	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2010	HKD5.92	**41,024,000**	41,024,000
21 December 2004	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2010	HKD6.20	**654,000**	654,000
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2012	HKD6.35	**151,556,000**	151,556,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008 ("2004 Special Purpose Share Options")	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2010	HKD5.57	**100,627,098**	100,627,098
15 October 2008 ("2005 Special Purpose Share Options")	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2011	HKD8.26	**88,929,468**	88,929,468
				413,074,166	413,074,166

The options outstanding as at 30 June 2009 had a weighted average remaining contractual life of 2.00 years (31 December 2008: 2.47 years).

Note i : The original expiration date for these options was 20 May 2009. As these options were not exercisable due to a "Mandatory Moratorium" as set forth in the Share Option Scheme, they were extended to 20 May 2010 pursuant to amendment of the Share Option Scheme approved by the shareholders of the Company on 26 May 2009. The modifications did not have any significant impact on the unaudited condensed consolidated interim financial information for the six months ended 30 June 2009.

(All amounts in RMB millions unless otherwise stated)

23. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

No share options of the Company were exercised during the six months ended 30 June 2009. Details of share options of the Company exercised during the six months ended 30 June 2008 are as follows:

Grant date	Exercise price HKD	Weighted average closing price per share at respective days immediately before date of exercise of options HKD	Proceeds received HKD	Number of shares involved
22 June 2000	15.42	18.73	63,980,664	4,149,200
30 June 2001	15.42	18.38	18,781,560	1,218,000
10 July 2002	6.18	17.78	7,786,800	1,260,000
21 May 2003	4.30	18.08	7,691,840	1,788,800
20 July 2004	5.92	18.10	55,671,680	9,404,000
15 February 2006	6.35	17.74	64,719,200	10,192,000
			218,631,744	28,012,000

For the six months ended 30 June 2009, employee share-based compensation costs recorded for continuing operations amounted to approximately RMB21 million (for the six months ended 30 June 2008: approximately RMB40 million).

(All amounts in RMB millions unless otherwise stated)

24. DISPOSAL GROUP AND DISCONTINUED OPERATIONS

Discontinued operations:

On 2 June 2008 and 27 July 2008, the Company, CUCL and China Telecom entered into the Framework Agreement and the Disposal Agreement, respectively, to sell the CDMA business to China Telecom. The disposal was completed on 1 October 2008.

The results and cash flows of the CDMA business for the six months ended 30 June 2008 are presented as discontinued operations as follows:

	Unaudited
	Six months ended 30 June 2008 (As restated)
Revenue	15,415
Expenses	(14,533)
Profit before income tax from discontinued operations	882
Income tax expenses	(227)
Profit for the period from discontinued operations	655
Net cash inflow from operating activities	1,149
Net cash outflow from investing activities	(23)
Net cash inflow from financing activities	—
Net cash inflow from discontinued operations	1,126

(All amounts in RMB millions unless otherwise stated)

25. DIVIDENDS

At the annual general meeting held on 26 May 2009, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2008 totaling approximately RMB4,754 million (for the year ended 31 December 2007: approximately RMB6,231 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2009. As at 30 June 2009, such dividends have been paid by the Company, except for dividends payable of approximately RMB308 million and RMB719 million due to Unicom BVI and Netcom BVI, respectively.

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated)
Dividend paid:		
By the Company	**4,754**	2,732
By China Netcom (Note a)	**—**	3,499
	4,754	6,231

Note a : Since the merger between the Company and China Netcom in 2008 was accounted for as a business combination of entities under common control, accordingly, the dividend paid was restated to include China Netcom as if it had always been part of the Group.

26. EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2009 and 2008 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2008.

Diluted earnings per share for the six months ended 30 June 2009 and 2008 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2008, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive mainly arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme and share options with exercise price of HKD8.26 granted under the amended Special Purpose Share Option Scheme, and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

26. EARNINGS PER SHARE (Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated)
Numerator (in RMB millions):		
Profit attributable to equity holders of the Company		
– Continuing operations	**6,616**	11,436
– Discontinued operations	**–**	654
	6,616	12,090
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	**23,768**	23,735
Dilutive equivalent shares arising from share options	**94**	250
Shares used in computing diluted earnings per share	**23,862**	23,985
Basic earnings per share (in RMB)		
– Continuing operations	**0.28**	0.48
– Discontinued operations	**–**	0.03
	0.28	0.51
Diluted earnings per share (in RMB)		
– Continuing operations	**0.28**	0.48
– Discontinued operations	**–**	0.03
	0.28	0.51

27. RELATED PARTY TRANSACTIONS

Unicom Group and Netcom Group are state-owned enterprises directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Group and Netcom Group, directly or indirectly controlled by the PRC government are also considered to be related parties of the Group. Neither Unicom Group and Netcom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers other state-owned enterprises, which mainly include other telecommunications service operators and state-owned banks in the PRC, have material transactions with the Group in its ordinary course of business. These transactions are carried out on terms similar to those obtained by other non state-owned parties and have been reflected in the unaudited condensed consolidated interim financial information. The Group's telecommunications networks depend, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been adequately disclosed below.

(All amounts in RMB millions unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

27.1 Transactions with Unicom Group, Netcom Group and their subsidiaries

(a) Significant recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group, Netcom Group and their subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated)
Transactions with Unicom Group, Netcom Group and their subsidiaries:		
Continuing operations:		
Leasing fee of Telecommunications Networks in Southern China	**907**	–
Charges for cellular subscriber value-added services	**78**	58
Rental charges for premises, equipment and facilities	**402**	330
Charges for the international gateway services	**3**	4
Agency fee incurred for procurement of telecommunications equipment	**6**	9
Charge for engineering and information technology-related services	**494**	916
Common corporate services income	**–**	62
Charges for common corporate services	**132**	206
Rental income from properties	**–**	1
Purchases of materials	**125**	228
Charges for ancillary telecommunications support services	**312**	274
Charges for support services	**123**	222
Charges for lease of telecommunications facilities	**74**	164
Income from information communication technologies services	**42**	68
Income from engineering design and technical services	**4**	27
Discontinued operations:		
Charges for cellular subscriber value-added service	**–**	40
CDMA network capacity lease rental charges	**–**	4,095
Constructed capacity related cost of the CDMA network	**–**	160

(All amounts in RMB millions unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

27.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) Significant recurring transactions (Continued)

(i) On 26 October 2006, CUCL entered into a new agreement "2006 Comprehensive Services Agreement" to continue to carry out related party transactions. The new agreement was approved by the independent shareholders of the Company on 1 December 2006, and become effective from 1 January 2007.

Pursuant to the ordinary resolution passed at the extraordinary general meeting held on 16 September 2008, the independent shareholders of the Company approved the 2006 Comprehensive Services Agreement be amended with effect from 15 October 2008 to include CNC China as a party.

Also, the independent shareholders of the Company approved the following agreements:

— Framework Agreement for Engineering and Information Technology Services dated 12 August 2008

— Engineering and Information Technology Services Agreement 2008-2010

— Domestic Interconnection Settlement Agreement 2008-2010

— International Long Distance Voice Services Settlement Agreement 2008-2010

— Framework Agreement for Interconnection Settlement dated 12 August 2008

Under HKFRS and IFRS, the 2009 Business Combination has been accounted for using merger accounting/predecessor values method. Accordingly, the transactions between the Target Business and the Group were eliminated and not disclosed as related party transactions in the unaudited condensed consolidated interim financial information.

(ii) On 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon entered into the Network Lease Agreement in relation to the Lease of the Telecommunications Networks in Southern China by CUCL from Unicom New Horizon on an exclusive basis immediately following the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The Lease became effective in January 2009. For details, please refer to Note 1.

(All amounts in RMB millions unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

27.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(b) Other significant transaction

In January 2009, CUCL completed the acquisitions of certain assets and businesses from Unicom Group and Netcom Group. For details, please refer to Note 1(a).

(c) Amounts due from and to related parties/Unicom Group, Netcom Group and their subsidiaries

Amounts due to related parties as at 30 June 2009 included an unsecured short-term loan from Netcom BVI of approximately RMB1,410 million obtained for the purpose of payment of 2008 final dividend of the Company. The loan carries an interest rate of six-month HIBOR plus 0.8% per annum and is repayable on 16 June 2010.

Apart from the short-term loan from Netcom BVI as aforementioned, amounts due from and to related parties or Unicom Group, Netcom Group and their subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/ Unicom Group, Netcom Group or their subsidiaries as described in (a) and (b) above.

27.2 Domestic carriers

(a) Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated)
Interconnection revenue	**5,934**	5,577
Interconnection charges	**5,726**	5,401
Leased line revenue	**204**	276
Leased line charges	**58**	127
Engineering design and technical service revenue	**180**	109

(All amounts in RMB millions unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

27.2 Domestic carriers (Continued)

(b) Amounts due from and to domestic carriers

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Amounts due from domestic carriers		
– Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	**1,403**	1,033
– Less: Provision for doubtful debts	**(62)**	(59)
	1,341	974
Amounts due to domestic carriers		
– Payables for interconnection charges and leased line charges	**(1,230)**	(956)

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

(c) Disposal of the Group's CDMA business to China Telecom

Balances due to/from China Telecom in relation to the disposal of CDMA business are as follows:

	Unaudited	
	30 June 2009	31 December 2008
Payables		
– Advances from customers received on behalf of China Telecom	**(182)**	(768)
– Cash to be transferred upon the final agreement of the values of assets and liabilities transferred to China Telecom in accordance with the Disposal Agreement	**–**	(3,464)
	(182)	(4,232)
Proceeds receivable	**5,437**	13,140

(All amounts in RMB millions unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

27.3 Other major state-owned financial institutions

(a) Transactions with other major state-owned financial institutions in the PRC

The following is a summary of significant transactions with other major state-owned financial institutions in the PRC in the ordinary course of business:

	Unaudited	
	Six months ended 30 June	
	2009	2008 (As restated)
Finance income/costs, include:		
– Interest income	**50**	119
– Interest expense	**270**	1,769
Short-term bank loans received	**17,730**	36,402
Long-term bank loans received	**–**	2,390
Short-term bank loans repaid	**16,730**	17,514
Short-term commercial paper repaid	**–**	20,000
Long-term bank loans repaid	**668**	6,332

In addition, the Group's corporate bonds are secured by corporate guarantees granted by Bank of China Limited and State Grid Corporation of China, respectively. Please refer to Note 13 for details.

(All amounts in RMB millions unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

27.3 Other major state-owned financial institutions (Continued)

(b) Amounts due from and to other major state-owned financial institutions in the PRC

The balances with other major state-owned financial institutions in the PRC in various line items of the unaudited condensed consolidated interim balance sheet are listed as follows:

	Unaudited	
	30 June 2009	31 December 2008 (As restated)
Current assets		
Short-term bank deposits	**172**	337
Cash and cash equivalents	**7,463**	9,671
Non-current liabilities		
Long-term bank loans	**787**	842
Corporate bonds	**7,000**	7,000
Current liabilities		
Short-term bank loans	**11,780**	10,780
Short-term commercial paper	**10,000**	10,000
Current portion of long-term bank loans	**595**	1,208

27. RELATED PARTY TRANSACTIONS (Continued)

27.4 Key management compensation

The aggregate amounts of fees and emoluments paid/payable to directors of the Company during the six months ended 30 June 2009 and 2008 are set out below:

	Unaudited	
	Six months ended 30 June	
	2009 (RMB'000)	2008 (RMB'000)
Non-executive directors:		
Fees	**1,145**	963
Other benefits (a)	**—**	106
	1,145	1,069
Executive directors:		
Fees	**—**	—
Other emoluments		
– Salaries and allowances	**4,188**	5,126
– Bonuses paid and payable	**1,644**	3,593
– Other benefits (a)	**46**	920
– Contributions to pension schemes	**51**	87
	5,929	9,726
	7,074	10,795

(a) Other benefits represent the share-based compensation cost recognised during the relevant periods for the share options granted to the directors of the Company under the Company's share option schemes.

(All amounts in RMB millions unless otherwise stated)

28. CONTINGENCIES AND COMMITMENTS

28.1 Capital commitments

As at 30 June 2009 and 31 December 2008, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	Unaudited			
	30 June 2009			31 December 2008 (As restated)
	Land and buildings	**Equipment**	**Total**	Total
Authorised and contracted for	**525**	**8,255**	**8,780**	6,149
Authorised but not contracted for	**576**	**10,399**	**10,975**	6,938
Total	**1,101**	**18,654**	**19,755**	13,087

As at 30 June 2009, approximately RMB149 million (31 December 2008: approximately RMB159 million) of capital commitments was denominated in US dollars, equivalent to approximately USD22 million (31 December 2008: approximately USD23 million).

(All amounts in RMB millions unless otherwise stated)

28. CONTINGENCIES AND COMMITMENTS (Continued)

28.2 Operating lease commitments

As at 30 June 2009 and 31 December 2008, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	Unaudited				
	30 June 2009				31 December 2008 (As restated)
	Land and buildings	Equipment	Lease of tele-communications networks (a)	Total	Total
Leases expiring:					
– no later than one year	1,293	977	2,193	4,463	1,851
– later than one year and no later than five years	2,951	1,415	1,100	5,466	4,657
– later than five years	1,265	145	–	1,410	1,957
Total	5,509	2,537	3,293	11,339	8,465

(a) The lease commitments in relation to telecommunications networks related to the lease arrangement of the Telecommunications Networks in Southern China between CUCL and Unicom New Horizon and was estimated based on the annual leasing fees pursuant to the Network Lease Agreement. Please refer to Note 1(b) for details.

28.3 Contingent liabilities

As aforementioned in Note 17, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management's assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities for all periods covered by the investigation, and the likelihood of a cash outflow as a result of the investigation is remote. Accordingly, no provisions in relation to the investigation were recorded as at 30 June 2009 and 31 December 2008.

(All amounts in RMB millions unless otherwise stated)

29. EVENTS AFTER BALANCE SHEET DATE

On 28 August 2009, the Company and Apple Inc. reached a three year agreement for the Company to sell iPhone in China. The initial launch is expected to be in the fourth calendar quarter of 2009.

30. COMPARATIVE FIGURES

As stated in Note 2, the 2008 comparative figures have been restated as a result of a number of business combinations between entities under common control accounted for using merger accounting/predecessor values method as well as the adoption of a number of new/revised standards, amendments to standards and interpretations throughout 2008 and for the six months ended 30 June 2009.

31. APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 28 August 2009.

Report on Review of Interim Financial Information

TO THE BOARD OF DIRECTORS OF CHINA UNICOM (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 12 to 65, which comprises the condensed consolidated interim balance sheet of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2009 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 "Interim Financial Reporting" issued by the International Accounting Standards Board ("IAS 34") or Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKAS 34"), depending on whether the issuer's annual financial statements are prepared in accordance with International Financial Reporting Standards ("IFRSs") or Hong Kong Financial Reporting Standards ("HKFRSs") respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with both IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting" and Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 August 2009

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme is valid and effective for a period of 10 years commencing on 21 June 2000, after which period no further options will be granted under the Share Option Scheme but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. The terms of the Share Option Scheme were amended on 13 May 2002, 11 May 2007 and 26 May 2009, respectively. Under the amended Share Option Scheme:

(1) share options may be granted to employees, including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options);

(3) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

   (a) the nominal value of the shares;

   (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the options; and

   (c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the options granted to a participant of the Share Option Scheme (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 30 June 2009, 206,540,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.87% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 2,772,000 share options were held by the Directors and their associates as at 30 June 2009. Please refer to the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the options granted and outstanding as at 30 June 2009 are governed by the amended terms of the Share Option Scheme.

During the six months ended 30 June 2009, no options granted under the Share Option Scheme had been exercised.

As at 30 June 2009, the number of options available for issue under the Share Option Scheme is 608,926,107 options, representing approximately 2.56% of issued share capital of the Company as at the latest practicable date prior to the printing of this interim report.

2. Pre-Global Offering Share Option Scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). The Pre-Global Offering Share Option Scheme is valid and effective for a period of 10 years commencing on 21 June 2000, after which period no further options will be granted but the provisions of the Pre-Global Offering Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Pre-Global Offering Share Option Scheme. In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002, 11 May 2007 and 26 May 2009, respectively. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as those of the Share Option Scheme stated above except that:

(1) the price of a share payable upon the exercise of an option shall be HKD15.42 (excluding the brokerage fee and the Hong Kong Stock Exchange transaction levy);

(2) the period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(3) no further options can be granted under the scheme.

As at 30 June 2009, 16,977,600 share options had been granted and remained valid under the Pre-Global Offering Share Option Scheme of the Company, representing approximately 0.07% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, no option was held by the Directors as at 30 June 2009. All of the options granted and outstanding as at 30 June 2009 are governed by the amended terms of the Pre-Global Offering Share Option Scheme.

During the six months ended 30 June 2009, no options granted under the Pre-Global Offering Share Option Scheme had been exercised.

3. Special Purpose Share Option Scheme

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance. The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of options (the "Netcom Options") granted under the option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who are middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme is valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted. The terms of the Special Purpose Share Option Scheme were amended on 26 May 2009. The principal terms of the amended Special Purpose Share Option Scheme are summarised as follows:

A. Grant of Special Unicom Options and Exercise Price

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options are determined in accordance with the following formula:

Number of Special Unicom Options = X x Y

Exercise price of each Special Unicom Option = Z / X

where:

X is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for each China Netcom share cancelled under the Scheme;

Y is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

Z is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26.

The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalisation issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option.

B. Exercise of Special Unicom Options

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2010. Any Special Purpose 2004 Unicom Option not exercised by 16 November 2010 shall lapse automatically. The respective exercise periods of the options granted under the Special Purpose 2004 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" below; and

(ii) Special Unicom Options granted to Eligible Participants in respect of the 2005 Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2011. Any Special Purpose 2005 Unicom Option not exercised by 5 December 2011 shall lapse automatically. The respective exercise periods of the options granted under the Special Purpose 2005 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" below.

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.

As at 30 June 2009, 189,556,566 share options had been granted and remained valid under the Special Purpose Share Option Scheme of the Company, representing approximately 0.80% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 686,894 options were held by a Director as at 30 June 2009. All of the options granted and outstanding as at 30 June 2009 are governed by the amended terms of the Special Purpose Share Option Scheme.

During the six months ended 30 June 2009, no options granted under the Special Purpose Share Option Scheme had been exercised.

4. Financial Impact and Valuation of Share Options

For the share options granted under the Share Option Scheme and the Pre-Global Share Option Scheme, the Company recognised share-based employee compensation costs over the vesting period based on the estimated fair value of share options on the grant date by using the Black-Scholes valuation model in which no impact of any non-market vesting conditions is considered. In connection with the merger with China Netcom, the grant of Special Unicom Options was accounted for as a modification in accordance with International Financial Reporting Standards ("IFRS") / Hong Kong Financial Reporting Standards ("HKFRS") 2 "Share-based Payment" issued by the International Accounting Standards Board ("IASB") / Hong Kong Institute of Certified Public Accountants ("HKICPA"), respectively. The incremental fair value of the options measured before and after the modification (by using the Black-Scholes valuation model in which no impact of any non-market vesting conditions is considered) is recognised as expense over the remaining vesting period.

5. Interest of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme

	Capacity and Nature	Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2009[1]	Movement During the Period: Granted[1]	Movement During the Period: Exercised[1]	Movement During the Period: Forfeited[1]	No. of Options Outstanding as at 30 June 2009[1]
Directors								
Chang Xiaobing (Chairman and CEO)	Beneficial owner (Personal)	21 December 2004	6.20	526,000	–	–	–	526,000
		15 February 2006	6.35	746,000	–	–	–	746,000
								1,272,000
Lu Yimin	–	–	–	–	–	–	–	–
Zuo Xunsheng	Beneficial owner (Personal)	15 October 2008	5.57	686,894	–	–	–	686,894
Tong Jilu	Beneficial owner (Personal)	30 June 2001	15.42	292,000	–	–	–	292,000
		20 July 2004	5.92	92,000	–	–	–	92,000
		15 February 2006	6.35	460,000	–	–	–	460,000
	Beneficial owner (Spouse)	20 July 2004	5.92	32,000	–	–	–	32,000
		15 February 2006	6.35	40,000	–	–	–	40,000
								916,000
Cesareo Alierta Izuel	–	–	–	–	–	–	–	–
Jung Man Won	–	–	–	–	–	–	–	–
Wu Jinglian	Beneficial owner (Personal)	21 May 2003	4.30	292,000	–	–	–	292,000
		20 July 2004	5.92	292,000	–	–	–	292,000
								584,000
Cheung Wing Lam Linus	–	–	–	–	–	–	–	–
Wong Wai Ming	–	–	–	–	–	–	–	–
John Lawson Thornton	–	–	–	–	–	–	–	–
Timpson Chung Shui Ming	–	–	–	–	–	–	–	–

Capacity and Nature		Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2009[1]	Movement During the Period Granted[1]	Exercised[1]	Forfeited[1]	No. of Options Outstanding as at 30 June 2009[1]
Employees		22 June 2000	15.42	16,977,600	–	–	–	16,977,600
		30 June 2001	15.42	4,058,000	–	–	–	4,058,000
		21 May 2003	4.30	8,664,000	–	–	–	8,664,000
		20 July 2004	5.92	40,608,000	–	–	–	40,608,000
		21 December 2004	6.20	128,000	–	–	–	128,000
		15 February 2006	6.35	150,310,000	–	–	–	150,310,000
		15 October 2008	5.57	99,940,204	–	–	–	99,940,204
		15 October 2008	8.26	88,929,468	–	–	–	88,929,468
								409,615,272[2]
Total				413,074,166				413,074,166

Notes:

1. Each option gives the holder the right to subscribe for one share.

2. The options outstanding as at 30 June 2009 include approximately 25,000,000 options held by the option holders who were determined by the Board as "Transferred Personnel" under the applicable share option schemes due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring.

3. Particulars of share options are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Pre-Global Offering Share Option Scheme:		
22 June 2000	15.42	22 June 2002 to 21 June 2010
Options Granted under the Share Option Scheme:		
30 June 2001	15.42	30 June 2001 to 22 June 2010
21 May 2003	4.30	21 May 2004 to 20 May 2010** (in respect of 40% of the options granted) 21 May 2005 to 20 May 2010** (in respect of 30% of the options granted) 21 May 2006 to 20 May 2010** (in respect of the remaining 30% of the options granted)
20 July 2004	5.92	20 July 2005 to 19 July 2010 (in respect of 40% of the options granted) 20 July 2006 to 19 July 2010 (in respect of 30% of the options granted) 20 July 2007 to 19 July 2010 (in respect of the remaining 30% of the options granted)
21 December 2004	6.20	21 December 2005 to 20 December 2010 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2010 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2010 (in respect of the remaining 30% of the options granted)
15 February 2006	6.35	15 February 2008 to 14 February 2012 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the options granted)

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Special Purpose Share Option Scheme:		
15 October 2008	5.57	15 October 2008 to 16 November 2010 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively) 17 May 2009 to 16 November 2010 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)
15 October 2008	8.26	15 October 2008 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011) 6 December 2008 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011) 6 December 2009 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011) 6 December 2010 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)

* *The exercise periods of approximately 25,000,000 options (as discussed in Note 2 above) were extended by one year by the Board pursuant to amendments to each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme as approved by shareholders on 26 May 2009. The reasons for such extension were (i) that the holders of those options were determined by the Board as "Transferred Personnel" under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring, and (ii) that those options were not exercisable due to a "Mandatory Moratorium" under the Pre-Global Offering Share Option Scheme and the Share Option Scheme.*

** *The original expiry date for these options was 20 May 2009, which was extended to 20 May 2010 by the Board pursuant to amendments to the Share Option Scheme as approved by shareholders on 26 May 2009, because those options were not exercisable due to a "Mandatory Moratorium" under the respective terms of the Share Option Scheme.*

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND RIGHTS TO ACQUIRE SHARES

As at 30 June 2009, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Hong Kong Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Total Issued Shares
Timpson Chung Shui Ming	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 30 June 2009 under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during the six months ended 30 June 2009 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 30 June 2009, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2009:

	Ordinary Shares Held Directly	Ordinary Shares Held Indirectly	Percentage of Total Issued Shares
(i) China United Network Communications Group Company Limited ("Unicom Group")[1, 2]	—	16,959,075,926	71.35%
(ii) China United Network Communications Limited ("Unicom A Share Company", formerly known as "China United Telecommunications Corporation Limited")[1]	—	9,725,000,020	40.92%
(iii) China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	—	40.92%
(iv) China Netcom Group Corporation (BVI) Limited ("Netcom BVI")[2,3]	7,008,353,114	225,722,792	30.44%
(v) Telefónica Internacional S.A.U.	1,278,403,444	—	5.38%

Notes:

1. Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2. Netcom BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Netcom BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3. Netcom BVI holds 7,008,353,114 shares (representing 29.49% of the total issued shares) of the Company directly and 1 share of the Company through CNC Cayman Limited, a wholly-owned subsidiary of Netcom BVI. In addition, Netcom BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.95% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Apart from the foregoing, as at 30 June 2009, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 11 to the financial statements for details of the share capital of the Company.

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2009 will be paid.

CHARGE ON ASSETS

As at 30 June 2009, no property, plant and equipment was pledged to banks as loan security (31 December 2008: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2009, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

BOARD OF DIRECTORS

The directors during the period were:

Executive Directors:
Chang Xiaobing (Chairman and CEO)
Lu Yimin
Zuo Xunsheng
Tong Jilu

Non-Executive Directors:
Cesareo Alierta Izuel
Jung Man Won (appointed on 22 January 2009)
Kim Shin Bae (resigned on 22 January 2009)

Independent Non-Executive Directors:
Wu Jinglian
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming

CHANGES OF DIRECTORS' INFORMATION

Below are certain changes to the information of some of the Directors since the publication of the Company's 2008 annual report:

- Since May 2009, each of Mr. Lu Yimin and Mr. Zuo Xunsheng has served as director of Unicom A Share Company.
- Since May 2009, the title of Mr. Cheung Wing Lam Linus at Asia Television Limited has changed from Executive Chairman to Chairman.
- Since July 2009, Mr. Timpson Chung Shui Ming has served as Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong. Mr. Chung has also served as an independent director of China State Construction Eng. Corp. Ltd., the shares of which listed on the Shanghai Stock Exchange in July 2009.

AUDIT COMMITTEE

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of external auditors; pre-approval of services and fees to be provided by the external auditors based on the established pre-approval framework; supervising the external auditors and determining the potential impact of non-audit services on such auditors' independence; reviewing quarterly, interim financial information and annual financial statements; coordinating and discussing with external auditors any problems and comments raised by them during statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets at least four times each year, and assists the Board in its review of the financial information or financial statements to ensure effective internal controls and efficient auditing.

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2009.

The Audit Committee comprises five independent non-executive directors, Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr Timpson Chung Shui Ming. Mr. Wong Wai Ming currently serves as the Chairman of the committee.

REMUNERATION COMMITTEE

The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies proposed by management, the remuneration scheme of Directors and senior management as well as the share option schemes. The Remuneration Committee conducts performance appraisals for the Chief Executive Officer (the "CEO") and determines his year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to review by the Remuneration Committee. The Remuneration Committee meets at least once a year.

The Remuneration Committee consists of five independent non-executive directors, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr Timpson Chung Shui Ming. The Chairman of the Remuneration Committee is Mr. Wu Jinglian.

CORPORATE GOVERNANCE

1. Compliance with Code of Corporate Governance Practices

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the "Code Provision") as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2009 except the followings:

(a) Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. Mr. Chang Xiaobing has served as Chairman and the CEO of the Company since December 2004. Mr. Lu Yimin served as the Company's President since 13 February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company. The Board believes that at the present stage, these arrangements have satisfied the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

(b) Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term and subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company's articles of association. All Directors of the Company are subject to retirement by rotation at least once every three years.

2. Model Code for Securities Transactions by Directors of the Company

The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company made specific enquiries and all directors confirmed that they had complied with the relevant code for securities transactions for the six months ended 30 June 2009.

3. Requirements under Section 404 of the Sarbanes-Oxley Act of 2002 (the "SOX Act")

Compliance with the requirements under Section 404 of the SOX Act has been an area of emphasis for the Company. The relevant section of the Act requires the management of non-U.S. issuers with equity securities listed in the U.S. securities market to issue reports and representations as to internal control over financial reporting. The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. The Company's management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end.

As of 31 December 2008, the Company's management conducted an assessment on the effectiveness of the Company's internal controls over financial reporting and concluded that the Company's internal controls over financial reporting as of 31 December 2008 was effective. The independent auditor of the Company also expressed an unqualified opinion on the effectiveness of internal controls over financial reporting of the Company as of 31 December 2008 in their audit report. The management's assessment and the independent auditor's audit report are included in the Company's annual report on Form 20-F for the year ended 31 December 2008, as filed with the United States Securities Exchange Commission on 23 June 2009.

4. Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by US Companies under the New York Stock Exchange's Listing Standards

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its Internet website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

5. **Appendix 16 of the Listing Rules**

According to paragraph 40 of Appendix 16 to the Listing Rules headed "Disclosure of Financial Information", save as disclosed herein, the Company confirms that the Company's current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company's 2008 Annual Report.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2009, the Group had approximately 213,000 employees, 180 employees and 50 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 109,000 temporary employees in Mainland China. For the six months ended 30 June 2009, employee benefit expenses for the continuing operations were approximately RMB10.55 billion (for the six months ended 30 June 2008: RMB9.93 billion). The Group endeavors to maintain its employees' remuneration in line with market trend to remain such remuneration standard competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, which are tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing to the Company's shares.

iPHONE

On 28 August 2009, the Company and Apple Inc. reached a three year agreement for the Company to sell iPhone in China. The initial launch is expected to be in the fourth calendar quarter of 2009.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company's plans and strategies, including those in connection with the Company's restructuring and integration after the merger between the Company and China Netcom Group Corporation (Hong Kong) Limited, the cooperation with Apple Inc. in respect of iPhone, mergers and acquisitions and capital expenditures; (ii) the Company's plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) the Company's competitive position, including the Company's ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company's position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company's future business condition, including the Company's future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company's new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or changes in the regulatory policies of the MIIT, the State-owned Assets Supervision and Administration Commission, or the SASAC, and other relevant government authorities of the PRC;
- results of the ongoing restructuring of the PRC telecommunications industry;
- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom Group Corporation (Hong Kong) Limited;
- effects of the Company's proposed adjustments in the Company's business strategies relating to the personal handyphone system, or PHS, business;
- effects of the Company's acquisition from the Company's parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC Government's policies and initiatives with respect to economic development in light of the current global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the potential continued slowdown of economic activities inside and outside the PRC.

By Order of the Board
Chu Ka Yee
Company Secretary

Hong Kong, 28 August 2009

China unicom 中国联通

中國聯合網絡通信(香港)股份有限公司

在香港註冊成立的有限公司

股票編號: 0762



二零零九年中期報告

www.chinaunicom.com.hk

中國聯合網絡通信(香港)股份有限公司
香港皇后大道中99號中環中心75樓
電話 (852) 2126 2018　傳真 (852) 2126 2016

董事長報告書

二零零九年上半年，中國宏觀經濟繼續面臨國際金融危機帶來的諸多挑戰。隨著電信行業重組以及3G牌照的發放，行業競爭環境更為複雜。上半年，公司積極推進企業內部融合，發揮全業務資源優勢，加大業務拓展力度，各項工作都取得新的進展。



常小兵
董事長兼首席執行官

目錄

財務表現

上半年，公司實現營業收入人民幣763.2億元。其中，通信服務收入人民幣745.1億元，同比下降4.3%，按可比口徑(附註1)，同比下降3.3%。移動業務實現通信服務收入人民幣341.9億元，同比增長5.7%；固網業務實現通信服務收入人民幣401.9億元，同比下降11.3%，按可比口徑(附註1)，同比下降9.7%；其中固網寬頻業務收入人民幣117.3億元，同比增長10.3%。

上半年，受企業重組和行業競爭加劇的影響，公司實現盈利人民幣66.2億元，同比上年持續經營業務盈利下降42.1%，按可比口徑(附註2)，同比下降33.2%。每股基本盈利人民幣0.28元。

業務表現

上半年，公司移動業務穩定增長，移動增值業務比重持續增加，3G業務啟動；固網業務整體面臨較大的下滑壓力，固網寬頻業務繼續保持增長。

移動業務方面，公司繼續完善網絡覆蓋，提高網絡品質；在注重做好現有用戶維繫工作的同時，積極拓展市場，加大以GPRS為重點的移動增值業務銷售力度，並利用全業務的資源優勢，發展固網移動捆綁業務；移動收入增長，結構改善。

上半年，公司GSM用戶數累計淨增701.2萬戶，用戶總數達到14,037.7萬戶。ARPU為人民幣41.7元，同比下降4.3%，環比基本持平。移動增值業務佔移動業務通信服務收入的比重達到26.8%，同比提高2.5個百分點；其中GPRS收入達到人民幣13.2億元。

固網業務方面，面對移動語音替代傳統固網業務的壓力，公司堅持以寬頻互聯網為核心的固網發展策略，增強網絡能力，提升接入速率，發展融合業務和信息化服務，提高非語音業務收入佔固網業務通信服務收入的比例，逐步實現固網業務的結構調整和創新轉型。

上半年，公司固網寬頻用戶累計淨增483.2萬戶，用戶總數達到3,491.3萬戶, ARPU為人民幣60.2元，同比下降13.5%；本地電話用戶累計流失111.8萬戶，用戶總數達到10,845.2萬戶。固網非語音業務收入佔固網通信服務收入（不含初裝費）的比例達到47.2%。

上半年，公司積極推進渠道資源優化及整合，加強電子渠道建設，提升自有渠道銷售能力，管理並發揮社會渠道的銷售能力。電子渠道交易額較快增長，移動業務自有渠道銷售佔比較上年提升近5個百分點。

3G業務進展

公司於一月七日獲得3G(WCDMA)運營牌照後，全力推進3G網絡建設和業務運營準備，網絡已形成規模覆蓋。

五月十七日，公司如期在56個城市正式啟動3G試商用友好體驗，推出包括手機上網、手機搜索、手機音樂、手機電視、可視電話、手機報和無線上網卡等多項3G業務。目前，公司試商用友好體驗城市已達到268個。由於規模採購以及網絡的協同效應，降低了建設成本，在原3G網絡建設資本開支計劃額度內，年內公司3G網絡覆蓋城市將由年初計劃的284個擴大到335個。

八月二十八日，公司與蘋果公司就未來三年內iPhone手機合作銷售達成協定，並將於今年第四季度正式在中國大陸市場推出iPhone手機。這將為用戶帶來全新的通信和信息化體驗。

品牌建設

公司實現全業務運營並獲得3G運營牌照後，構建了新的品牌體系，並於四月二十八日正式推出了全業務品牌“沃”。“沃”承載著公司全新的服務理念，體現了公司“創新”的企業形象。相信隨著公司網絡品質的不斷改善、服務水準的進一步提升以及3G業務的正式推出，“沃”將帶給用戶全新的體驗。

內部融合進程

上半年，公司內部融合穩步推進，運營機制及各項管理流程制度得以完善，網絡資源使用效率進一步提升，形成了對3G業務和基本融合業務的系統支撐能力，實現了全業務客戶服務介面的統一。

由於融合工作的複雜性，協同效應的充分體現仍需要時間。公司將進一步對業務行銷、網絡運行、IT支撐、客戶服務、人力資源管理等方面進行優化，激發企業活力和動力，增強企業可持續發展能力。

展望

隨著網絡技術的演進和客戶需求的多樣化，中國電信業正經歷著歷史性的變化。這為電信業發展注入了新的活力，也給傳統電信運營商帶來新的機遇和挑戰。

下半年，公司將採取各項有效措施，保持移動業務的穩定增長，努力抑制傳統固網業務的下滑；重點推動移動增值業務、固網寬頻互聯網業務和融合業務的較快增長，提高非語音業務和新業務對收入的貢獻；高度重視3G業務工作，進一步建設優化網絡，不斷創新產品，完善市場行銷和終端策略，繼續推進3G試商用，使3G業務在年內成功推向市場。同時，公司將進一步推進內部融合，加強運營管理，有效增強執行力，不斷提高企業綜合實力和發展品質。

最後，我謹代表公司董事會感謝股東、政府和社會各界對公司的支持，並對管理層及全體員工為開創公司發展新局面所作的努力表示衷心感謝。



常小兵

董事長兼首席執行官

香港，二零零九年八月二十八日

附註1： 為保持收入數據可比性，對本期及去年同期數據中所包含的以下不可比因素加以剔除調整作額外分析目的：

(1) 2009年上半年固網初裝費遞延收入人民幣2.8億元，上年同期固網初裝費遞延收入人民幣5.1億元及；

(2) 2008年上半年若干固網業務與CDMA終止經營業務結算收入人民幣6.1億元。

附註2： 為保持利潤數據可比性，對本期及去年同期數據中所包含的以下不可比因素加以剔除調整作額外分析目的：

(1) 2009年上半年固網初裝費遞延收入人民幣2.8億元，上年同期此固網初裝費遞延收入人民幣5.1億元；

(2) 2009年上半年非貨幣性資產交換收益人民幣0.2億元，上年同期此非貨幣性資產交換收益人民幣6.1億元及；

(3) 2009年上半年租賃中國南方21省網絡資產產生的租賃費人民幣9.1億元。

二零零九年上半年，本公司積極應對宏觀經濟形勢變化和行業重組後更加激烈的市場競爭，深入開展內部融合，大力推進3G網絡建設，持續推動協同發展，各項業務保持平穩。

一、財務狀況概述

收入

二零零九年上半年，本公司完成營業收入人民幣763.2億元，其中通信服務收入人民幣745.1億元，按可比口徑（附註1）比去年同期下降3.3%。

移動電話業務完成通信服務收入人民幣341.9億元，比去年同期增長5.7%，上半年淨增用戶701.2萬戶，期末用戶達到14,037.7萬戶，平均每月每用戶通話分鐘數(MOU)為248.9分鐘，平均每月每戶收入(ARPU)為41.7元。

固網業務完成通信服務收入人民幣401.9億元，按可比口徑（附註1）比去年同期下降9.7%。其中，寬帶業務完成服務收入117.3億元，比去年同期增長10.3%，上半年淨增寬帶用戶483.2萬戶，期末用戶達到3,491.3萬戶，ARPU為60.2元。本地電話業務（固定電話及無綫市話）完成服務收入209.3億元，按可比口徑（附註1）比去年同期下降17.1%，上半年淨減少用戶111.8萬戶，期末用戶達到10,845.2萬戶，ARPU為32.0元。

成本費用

二零零九年上半年，本公司共發生成本費用(包括財務費用、利息收入及淨其他收入)人民幣676.9億元，比去年同期增長1.3%。其中，受去年無綫市話資產減值因素影響導致需折舊之資產餘額下降，折舊及攤銷發生人民幣233.6億元，比去年同期下降2.6%；隨著網絡及基站規模擴大，網絡、營運及支撐成本發生人民幣101.1億元，比去年同期增長17.1%；受行業競爭加劇以及3G及全業務品牌全面推出等影響，銷售費用發生人民幣96.6億元，比去年同期增長6.6%。

盈利情況

二零零九年上半年，本公司實現稅前利潤人民幣86.3億元，淨利潤人民幣66.2億元，每股基本盈利為人民幣0.278元。按可比口徑，經調整淨利潤(附註2)比去年同期持續經營業務淨利潤下降33.2%，經調整EBITDA(附註3)人民幣325.9億元，比去年同期下降15.1%。

資本性支出及自由現金流

二零零九年上半年，本公司的資本性支出為人民幣372.5億元，其中3G資本性支出為人民幣199.3億元。自由現金流(即經營活動所產生的淨現金減資本性支出)為人民幣-58.3億元。

資產負債情況

截至二零零九年六月三十日，本公司的資產負債率(附註4)由二零零八年十二月三十一日的40.4%變化至42.0%。債務資本率(附註5)由二零零八年十二月三十一日的12.6%變化至13.4%。

二、業務狀況概述

二零零九年上半年，公司推進3G網絡建設和業務試商用，提升2G用戶發展速度和用戶質量，加快固網寬帶升級提速，推動增值業務和融合業務的發展，移動業務實現平穩增長，固網業務整體面臨壓力，固網寬帶業務持續增長。

移動業務

GSM語音業務

二零零九年上半年，公司努力維繫GSM存量用戶，積極拓展增量市場，發展固網移動融合類業務，實現了GSM業務的穩定增長。GSM用戶累計淨增701.2萬戶，用戶總數達到14,037.7萬戶；GSM通信使用量達到2,048.3億分鐘，比去年同期增長10.2%；平均每月每用戶通話分鐘數(MOU)為248.9分鐘，比去年同期下降0.3%；平均每用戶每月收入(ARPU)為人民幣41.7元，同比去年同期下降4.3%,環比保持基本平穩。

GSM增值業務

二零零九年上半年，公司重點提升短信、"炫鈴"等成熟型增值業務的滲透率，打造以GPRS業務為主的收入增長點，GSM增值業務持續快速增長。GSM短信業務使用量達到383.9億條，比去年同期增長0.9%；炫鈴業務用戶淨增521.9萬戶，用戶總數達到4,934.6萬戶，用戶滲透率從去年同期的33.1%提高到35.2%；GPRS用戶淨增876.2萬戶，用戶總數達到3,998.5萬戶，用戶滲透率從去年同期的17.3%上升到28.5%。

3G業務

公司於五月十七日順利啟動3G業務試商用友好體驗，推出手機上網、手機搜索、手機音樂、手機電視、可視電話、手機報和無線上網卡等多項3G業務。截至二零零九年八月一日，公司3G試商用友好體驗城市已達到268個；截至目前，已與30個主要國家和地區的50個3G運營商開通了雙向國際漫遊業務。

固網業務

傳統固網業務

面對傳統固網業務的下滑壓力，公司積極推廣固話、寬帶、移動捆綁業務及話務量套餐，發展固網增值業務，努力減緩固網業務下滑。截至二零零九年六月三十日，公司本地電話用戶比上年末累計流失111.8萬戶，用戶總數達到10,845.2萬戶；來電顯示業務用戶滲透率為72.3%，同比下降0.2個百分點；電話導航用戶達到69.6萬戶，同比增長67.5%。上半年，本地電話通話次數(不含撥號上網)為941.9億次，同比下降9.6%；平均每月每用戶本地電話通話分鐘數(MOU)為144.0分鐘，比去年同期下降1.9%；平均每用戶每月收入(ARPU)為人民幣32.0元，比去年同期下降12.2%。

固網寬帶及數據通信業務

公司加快推進寬帶升級提速及內容應用推廣，固網寬帶業務持續增長。二零零九年上半年，公司固網寬帶用戶數累計淨增483.2萬戶，用戶總數達到3,491.3萬戶；其中，2M以上用戶佔固網寬帶用戶比例達到69.4%；固網寬帶內容和應用業務用戶達到713.5萬戶，佔固網寬帶用戶比例達到20.4%。平均每用戶每月收入(ARPU)為人民幣60.2元，比去年同期下降13.5%。

品牌和客戶服務

二零零九年四月二十八日，公司推出全業務品牌"沃"。"沃"將逐步形成包含個人客戶、家庭客戶、集團客戶和客戶服務等四大類業務的全業務品牌體系。

二零零九年上半年，公司繼續推進客服資源的整合，加大電子渠道的服務支撐力度，實現了客戶服務界面的統一及10010客服熱線的全業務服務；電子渠道的業務支撐能力和交易量大幅提升；"一卡充"於年初正式商用，為用戶提供異地充值服務功能，並於八月十七日全面升級為"全業務一卡充"，在全國範圍內為用戶提供全業務充值服務。

附註1： 為保持收入數據可比性，對本期及去年同期數據中所包含的以下不可比因素加以剔除調整作額外分析目的：

(1) 2009年上半年固網初裝費遞延收入人民幣2.8億元，上年同期固網初裝費遞延收入人民幣5.1億元及；

(2) 2008年上半年若干固網業務與CDMA終止經營業務結算收入人民幣6.1億元。

附註2： 為保持利潤數據可比性，對本期及去年同期數據中所包含的以下不可比因素加以剔除調整作額外分析目的：

(1) 2009年上半年固網初裝費遞延收入人民幣2.8億元，上年同期此固網初裝費遞延收入人民幣5.1億元；

(2) 2009年上半年非貨幣性資產交換收益人民幣0.2億元，上年同期此非貨幣性資產交換收益人民幣6.1億元及；

(3) 2009年上半年租賃中國南方21省網絡資產產生的租賃費人民幣9.1億元。

附註3： EBITDA反映了在計算利息收入、財務費用、淨其它收入、所得稅和折舊及攤銷前的本期盈利。由於電信業是資本密集型產業，資本開支和財務費用可能對具有類似經營成果的公司的盈利產生重大影響。因此，我們認為，對於像我們這樣的電信公司而言，EBITDA有助於對公司經營成果分析。

雖然EBITDA在世界各地的電信業被廣泛地用作為反映經營業績、財務能力和流動性的指標，但是由於在公認會計準則下並不存在EBITDA的標準定義，因此在考核公司的財務表現和流動性時，應與在公認會計準則下的類似指標一並考慮，且不應被視為可替代或優於在公認會計準則下的財務表現指標。此外，我們的EBITDA也不一定與其他公司的類似指標具有可比性。

為保持EBITDA數據可比性，對本期及去年同期數據中所包含的以下不可比因素加以剔除調整作額外分析目的：

(1) 2009年上半年固網初裝費遞延收入人民幣2.8億元，上年同期固網初裝費遞延收入人民幣5.1億元及；

(2) 2009年上半年租賃中國南方21省網絡資產產生的租賃費人民幣9.1億元。

附註4：資產負債率即總負債除以總資產。

附註5：債務資本率即帶息債務加少數股東權益除以帶息債務加總權益。

未經審核簡明綜合中期財務資料

未經審核簡明綜合中期資產負債表

二零零九年六月三十日
(單位：人民幣百萬元)

	附註	未經審核 二零零九年 六月三十日	二零零八年 十二月三十一日 (經重列) (附註2)
資產			
非流動資產			
固定資產	5	**300,054**	285,469
預付租賃費		**7,660**	7,863
商譽		**2,771**	2,771
遞延所得税資產	6	**5,859**	5,334
可供出售金融資產		**181**	95
其他資產	7	**9,948**	9,087
		326,473	310,619
流動資產			
存貨及易耗品	8	**1,127**	1,092
應收賬款，淨值	9	**9,914**	9,341
預付賬款及其他流動資產	10	**2,622**	2,715
應收最終控股公司款	27.1(c)	**—**	169
應收關聯公司款	27.1(c)	**93**	128
應收境內運營商款	27.2(b)	**1,341**	974
應收出售CDMA業務之代價	27.2(c)	**5,437**	13,140
短期銀行存款		**196**	337
現金及現金等價物		**7,725**	10,237
		28,455	38,133
總資產		**354,928**	348,752
權益			
本公司權益持有人應佔股本及儲備			
股本	11	**2,329**	2,329
股本溢價	11	**166,784**	166,784
儲備		**(18,999)**	(15,464)
留存收益			
—擬派2008年末期股息	25	**—**	4,754
—其他		**55,619**	49,322
		205,733	207,725
少數股東權益		**2**	2
總權益		**205,735**	207,727

未經審核簡明綜合中期資產負債表

二零零九年六月三十日
（單位：人民幣百萬元）

	附註	未經審核 二零零九年 六月三十日	二零零八年 十二月三十一日 （經重列） （附註2）
負債			
非流動負債			
長期銀行借款	12	**939**	997
公司債券	13	**7,000**	7,000
遞延所得税負債	6	**18**	16
遞延收入		**3,043**	3,398
其他債務		**1,314**	1,681
		12,314	13,092
流動負債			
應付賬款及預提費用	14	**76,869**	67,509
應交税金		**11,285**	11,307
應付最終控股公司款	27.1(c)	**2**	—
應付關聯公司款	27.1(c)	**3,215**	1,658
應付境內運營商款	27.2(b)	**1,230**	956
CDMA業務出售相關應付款	27.2(c)	**182**	4,232
應付股利	25	**1,027**	149
短期融資券	15	**10,000**	10,000
短期銀行借款	16	**11,780**	10,780
一年內到期的長期銀行借款	12	**603**	1,216
遞延收入的流動部份		**1,629**	2,200
一年內到期的其他債務		**3,017**	3,012
預收賬款		**16,040**	14,914
		136,879	127,933
總負債		**149,193**	141,025
總權益及負債		**354,928**	348,752
淨流動負債		**(108,424)**	(89,800)
總資產減流動負債		**218,049**	220,819

第19頁至第65頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期損益表

截至二零零九年六月三十日止六個月期間
（單位：人民幣百萬元，每股數除外）

	附註	未經審核 截至六月三十日止六個月期間 二零零九年	二零零八年 （經重列） （附註2）
持續經營業務			
收入	17	**76,319**	81,459
網間結算成本		**(6,240)**	(6,393)
折舊及攤銷		**(23,358)**	(23,989)
網絡、營運及支撐成本	18	**(10,106)**	(8,633)
僱員薪酬及福利開支	19	**(10,546)**	(9,928)
其他經營費用	20	**(16,551)**	(17,611)
財務費用	21	**(363)**	(1,192)
利息收入		**51**	116
淨其他收入	22	**331**	809
		9,537	14,638
中國南方電信網絡租賃費	1(b), 2	**(907)**	—
持續經營業務稅前利潤		**8,630**	14,638
所得稅	6	**(2,014)**	(3,202)
持續經營業務盈利		**6,616**	11,436
終止經營業務			
終止經營業務盈利	24	**—**	655
本期盈利		**6,616**	12,091
應佔：			
本公司權益持有人		**6,616**	12,090
少數股東權益		**—**	1
		6,616	12,091

未經審核簡明綜合中期損益表

截至二零零九年六月三十日止六個月期間
(單位：人民幣百萬元，每股數除外)

		未經審核	
		截至六月三十日止六個月期間	
	附註	**二零零九年**	二零零八年(經重列)(附註2)
期內本公司權益持有人應佔盈利的每股盈利			
每股盈利－基本(人民幣元)	26	**0.28**	0.51
每股盈利－攤薄(人民幣元)	26	**0.28**	0.51
期內本公司權益持有人應佔持續經營業務盈利的每股盈利			
每股盈利－基本(人民幣元)	26	**0.28**	0.48
每股盈利－攤薄(人民幣元)	26	**0.28**	0.48
期內本公司權益持有人應佔終止經營業務盈利的每股盈利			
每股盈利－基本(人民幣元)	26	**–**	0.03
每股盈利－攤薄(人民幣元)	26	**–**	0.03

第19頁至第65頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期全面收益表

截至二零零九年六月三十日止六個月期間
(單位：人民幣百萬元)

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年	二零零八年 (經重列) (附註2)
本期盈利	**6,616**	12,091
其他全面收益		
外幣報表折算差額	**6**	(19)
可供出售金融資產的公允價值收益／(損失)，稅後	**79**	(100)
稅後本期其他全面收益	**85**	(119)
本期總全面收益	**6,701**	11,972
應佔總全面收益：		
本公司權益持有人	**6,701**	11,971
少數股東權益	**–**	1
	6,701	11,972

第19頁至第65頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期權益變動表

截至二零零九年六月三十日止六個月期間
（單位：人民幣百萬元）

	未經審核									
	本公司權益持有人應佔									
	股本	股本溢價	以股份為基礎的僱員酬金儲備	評估儲備	法定儲備基金	其他儲備	留存收益	合計	少數股東權益	總權益
於二零零八年一月一日餘額（已呈報）	1,437	64,320	516	1,113	17,933	56,713	36,480	178,512	4	178,516
共同控制下二零零九企業合併之調整（附註1）	–	–	–	21	832	5,142	(6,336)	(341)	3	(338)
於二零零八年一月一日餘額（經重列）	1,437	64,320	516	1,134	18,765	61,855	30,144	178,171	7	178,178
本期總全面收益	–	–	–	–	–	894	11,077	11,971	1	11,972
重估資產產生的折舊轉入留存收益	–	–	–	(1,056)	–	(34)	1,090	–	–	–
轉入法定儲備	–	–	–	–	505	–	(505)	–	–	–
以權益結算之股份期權計劃：										
－僱員服務價值	–	–	50	–	–	–	–	50	–	50
－隨期權行使而發行股份（附註23）	3	233	(70)	–	–	267	–	433	–	433
二零零七年股息（附註25）	–	–	–	–	–	–	(6,231)	(6,231)	–	(6,231)
於二零零八年六月三十日餘額（經重列）	1,440	64,553	496	78	19,270	62,982	35,575	184,394	8	184,402
於二零零九年一月一日餘額（已呈報）	**2,329**	**166,784**	**540**	**136**	**22,361**	**(46,220)**	**60,780**	**206,710**	**–**	**206,710**
共同控制下二零零九企業合併之調整（附註1）	**–**	**–**	**–**	**25**	**631**	**7,063**	**(6,704)**	**1,015**	**2**	**1,017**
於二零零九年一月一日餘額（經重列）	**2,329**	**166,784**	**540**	**161**	**22,992**	**(39,157)**	**54,076**	**207,725**	**2**	**207,727**
本期總全面收益	**–**	**–**	**–**	**–**	**–**	**85**	**6,616**	**6,701**	**–**	**6,701**
共同控制下二零零九企業合併引致劃歸最終控股公司之盈利	**–**	**–**	**–**	**–**	**–**	**–**	**(64)**	**(64)**	**–**	**(64)**
共同控制下二零零九企業合併之代價（附註1）	**–**	**–**	**–**	**–**	**–**	**(3,896)**	**–**	**(3,896)**	**–**	**(3,896)**
重估資產產生的折舊轉入留存收益	**–**	**–**	**–**	**(28)**	**–**	**–**	**28**	**–**	**–**	**–**
轉入法定儲備	**–**	**–**	**–**	**–**	**283**	**–**	**(283)**	**–**	**–**	**–**
以權益結算之股份期權計劃：										
－僱員服務價值	**–**	**–**	**21**	**–**	**–**	**–**	**–**	**21**	**–**	**21**
二零零八年股息（附註25）	**–**	**–**	**–**	**–**	**–**	**–**	**(4,754)**	**(4,754)**	**–**	**(4,754)**
於二零零九年六月三十日餘額	**2,329**	**166,784**	**561**	**133**	**23,275**	**(42,968)**	**55,619**	**205,733**	**2**	**205,735**

第19頁至第65頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期現金流量表

截至二零零九年六月三十日止六個月期間
（單位：人民幣百萬元）

	附註	未經審核 截至六月三十日止六個月期間 二零零九年	二零零八年 （經重列） （附註2）
經營活動的現金流量			
持續經營業務		**31,417**	31,070
終止經營業務	24	**—**	1,149
經營活動的淨現金流入		**31,417**	32,219
投資活動的現金流量			
持續經營業務		**(35,766)**	(18,864)
終止經營業務	24	**4,239**	(23)
投資活動的淨現金流出		**(31,527)**	(18,887)
融資活動的現金流量			
持續經營業務		**(2,402)**	(11,322)
終止經營業務	24	**—**	—
融資活動的淨現金流出		**(2,402)**	(11,322)
現金及現金等價物的(減少)／增加		**(2,512)**	2,010
現金及現金等價物期初餘額		**10,237**	12,663
減：因出售CDMA業務而包含於處置組之現金及現金等價物		**—**	(2,567)
現金及現金等價物期末餘額		**7,725**	12,106
現金及現金等價物餘額分析：			
現金結餘		**9**	8
銀行結餘		**7,716**	12,098
		7,725	12,106

第19頁至第65頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期財務資料附註

(單位：除另有說明外，均以人民幣百萬元為單位)

1. 公司架構及主要業務

中國聯合網絡通信(香港)股份有限公司(「本公司」)是於二零零零年二月八日在中華人民共和國(「中國」)香港特別行政區(「香港」)註冊成立的有限公司。隨分別於二零零八年十月一日出售CDMA移動業務予中國電信股份有限公司(「中國電信」)及於二零零八年十月十五日與中國網通集團(香港)有限公司(「中國網通」)合併後，本公司主營業務為投資控股，本公司的子公司主要在中國提供GSM移動和固網語音及相關增值服務、寬頻及其他互聯網相關服務及信息通信技術服務、及商務及數據通信服務(GSM移動語音及相關增值服務以下稱為「移動業務」。除移動業務外，以上業務以下統稱為「固網業務」)。本公司及其子公司以下簡稱為「本集團」。

本公司的股份於二零零零年六月二十二日在香港聯合交易所有限公司(「聯交所」)上市，其美國託存股份於二零零零年六月二十一日在紐約證券交易所上市。

於二零零八年十一月十五日，本公司已獲其主要股東中國聯通(BVI)有限公司(「聯通BVI」)及中國網通集團(BVI)有限公司(「網通BVI」)通知，其分別之母公司，中國聯合網絡通信集團有限公司(一家於中國成立的國有企業，聯通BVI之母公司，以下簡稱「聯通集團」)和中國網絡通信集團公司(一家於中國成立的國有企業，網通BVI之母公司，以下簡稱「網通集團」)已達成協議進行合併(「母公司合併」)。於二零零九年一月六日，本公司已獲其主要股東通知，母公司合併(通過聯通集團吸收合併網通集團)已取得國務院國有資產監督管理委員會(「國資委」)的批准並已生效。因母公司合併，聯通集團已承繼網通集團的所有權利和義務，網通集團的所有資產、負債和業務，包括與本集團簽訂的關連交易協議，已歸屬聯通集團。網通集團將被註銷，且聯通集團仍是本公司的最終控股公司。截止此未經審核簡明綜合中期財務資料通過日，網通集團的注銷手續正在辦理中。

1. 公司架構及主要業務（續）

(a) 二零零九年從聯通集團及網通集團收購若干資產和業務

於二零零八年十二月十六日，中國聯合網絡通信有限公司（「中國聯通運營公司」，本公司全資子公司）同意從聯通集團和網通集團收購(i)由網通集團和聯通集團及／或其各自的子公司和分公司營運的但並非包括其電信網絡和相關非流動資產及負債的中國南方二十一省的固網業務（以下簡稱「中國南方固網業務」）以及天津市的本地電話業務和相關資產；(ii)由網通集團及／或其子公司擁有的中國北方的一級幹線傳輸資產（「目標資產」）；(iii)由聯通集團擁有的聯通興業科貿有限公司（「聯通興業」）的100%股權；(iv)由聯通集團擁有的中訊郵電諮詢設計院有限公司（「中訊」）的100%股權；及(v)由聯通集團擁有的聯通新國信通信有限公司（「新國信」）的100%股權。收購代價總額約為人民幣64.3億元，受制於若干調整。以上(i)，(iii)，(iv)及(v)所描述的業務及資產以下簡稱「目標業務」，目標業務的收購簡稱「二零零九企業合併」。

上述資產及業務收購已由本公司獨立股東於二零零九年一月十四日召開的特別股東大會批准。由於收購的所有條件已達成（或如適用，已被豁免），二零零九企業合併及目標資產收購於二零零九年一月三十一日完成。基於從聯通集團獲取之若干流動資產和流動負債之最終釐定價值，上述資產及業務收購的總代價下調約為人民幣20億元並已結算。

1. 公司架構及主要業務（續）

(b) 二零零九年從聯通新時空移動通信有限公司租用中國南方的電信網絡

因二零零九企業合併，於二零零八年十二月十六日，中國聯通運營公司、聯通集團、網通集團和聯通新時空移動通信有限公司（「聯通新時空」，為聯通集團之全資子公司）訂立租賃協議（「網絡租賃協議」）。根據此網絡租賃協議，緊接於及受制於二零零九企業合併完成後，中國聯通運營公司將獨家從聯通新時空租用（「租賃」）中國南方二十一省的電信網絡（「中國南方電信網絡」），中國聯通運營公司將支付截至二零零九年及二零一零年十二月三十一日止兩個財務年度的年租賃費分別為人民幣20億元和人民幣22億元。初始租賃期為兩年，自二零零九年一月起生效，中國聯通運營公司有權給予最少兩個月提前通知選擇按相同的條款和條件續租此租賃，但續租的租賃費除外，該等續租的租賃費應由雙方考慮（其中包括）屆時中國南方的市場條件而進一步協商確定。此外，有關此租賃，聯通新時空已授予中國聯通運營公司選擇權以購買中國南方電信網絡，此網絡購買價將參考獨立評估師屆時評定的評估價值而釐定。依據網絡租賃協議，聯通新時空對中國南方電信網絡擁有法定的所有權。本集團相信本集團僅承擔於有關租賃期內由於經營中國南方固網業務所帶來的風險，而沒有任何擁有中國南方電信網絡所有權的風險，出租人保留大部份與租賃資產所有權相關的風險與報酬。因此，本集團以經營性租賃作為租用上述中國南方電信網絡的會計處理。

(c) 二零零九年中國聯通運營公司和中國網通（集團）有限公司的合併

作為本公司與中國網通整合的一部份，本公司於二零零八年十月十五日與其三家全資子公司，即(i)中國網通；(ii)中國聯通運營公司及(iii)中國網通（集團）有限公司（「網通中國」，一家於中國成立的外商獨資企業，中國網通的全資子公司）達成協議。根據該協議的約定，中國聯通運營公司將吸收合併網通中國。合併後的新公司仍為本公司的全資子公司，並沿用現有的「中國聯合網絡通信有限公司」名稱。中國聯通運營公司和網通中國的合併於二零零九年一月一日生效。

中國聯通運營公司和網通中國的合併對本未經審核簡明綜合中期財務資料並無任何影響。

1. 公司架構及主要業務(續)

(d) 二零零八年出售及業務合併活動

- **二零零八年出售本集團CDMA業務予中國電信**

  於二零零八年六月二日，本公司、中國聯通運營公司及中國電信訂立關於CDMA業務轉讓的框架協議(「框架協議」)以出售CDMA業務相關之資產及負債予中國電信。於二零零八年七月二十七日，本公司、中國聯通運營公司及中國電信進一步訂立CDMA業務出售協議(「出售協議」)。此出售已於二零零八年十月一日完成。

- **二零零八年本公司通過一項協議安排與中國網通合併(以下簡稱「二零零八企業合併」)**

  於二零零八年六月二日，本公司與中國網通聯合公告本公司已正式向中國網通的董事會提呈股份協議、美國托存股份建議及購股權建議，並請求中國網通董事會向中國網通股東提出建議，以審議擬進行的本公司和中國網通的合併(「建議合併」)，其方式是中國網通根據香港《公司條例》第166條的規定實施一項協議安排(「協議安排」)。

  本公司已於二零零八年九月十六日召開特別股東大會批准該建議合併的議案，且該協議安排已於二零零八年十月十四日獲得香港高等法院批准。二零零八企業合併通過以發行本公司每股面值為港幣0.10元的普通股股份予中國網通的股東，共計10,102,389,377股完成，代價約為港幣1,172億元。由於上述建議及載列於協議安排文件中所有的協議安排條件已達成，協議安排於二零零八年十月十五日生效。

2. 編製基準

本截至二零零九年六月三十日止六個月期間的未經審核簡明綜合中期財務資料乃按照國際會計準則理事會(「國際會計準則理事會」)頒布的國際會計準則第34號「中期財務報告」編製。國際會計準則第34號與香港會計師公會(「香港會計師公會」)頒布的香港會計準則第34號「中期財務報告」一致，因此本未經審核的簡明綜合中期財務資料亦按香港會計準則第34號編製。

本截至二零零九年六月三十日及二零零八年六月三十日止六個月期間的未經審核簡明綜合中期財務資料未經核數師審核，而未經審核經重列之比較財務資料摘自本集團內部資料及管理賬目。由於二零零八年及截至二零零九年六月三十日止六個月期間的一系列同一控制下企業合併採用權益合併法／合併前帳面價值法進行核算和新準則及經修訂的準則和詮釋的採用，包含截至二零零八年六月三十日止六個月期間的未經審核簡明綜合中期損益表和於二零零八年十二月三十一日的未經審核簡明綜合資產負債表的二零零八年比較財務資料已經重列。重列詳情已匯總於本附註後面部份。除(i)載列於本未經審核簡明綜合中期財務資料中附註3「重要會計政策」所述之新準則及經修訂的準則和詮釋於二零零九年一月一日起財務年度首次強制執行；(ii)於附註1中所述租賃中國南方電信網絡的會計方法，以及(iii)於本附註後面標題為「共同控制下的企業及業務合併及購買目標資產」部份所述因採用權益合併法／合併前賬面價值法而重列二零零八年比較財務信息中剔除了留存於聯通新時空的固定資產及相關非流動資產和負債而直接產生的折舊及攤銷費用和財務費用外，編製此等未經審核簡明綜合中期財務資料採用之編製基準及重要會計政策與會計估計與截至二零零八年十二月三十一日止年度的財務報表一致。

本未經審核簡明綜合中期財務資料應當結合本集團截至二零零八年十二月三十一日止年度的財務報表一併閱讀。本集團的金融風險管理(包括信貸風險，流動性風險，現金流和公允價值利率風險及外匯風險和資本風險管理)政策已載列於本集團二零零八年的年度報告中的財務報表部份。

共同控制下的企業及業務合併及購買目標資產

二零零八企業合併為共同控制下的企業合併，此項企業合併詳情和相應會計處理已載列於本集團二零零八年的年度報告中的財務報表部份。

因目標業務收購前及收購後皆由聯通集團，即本集團的最終控股公司控制，因此二零零九企業合併亦被視為共同控制下的企業及業務合併。

（單位：除另有説明外，均以人民幣百萬元為單位）

2. 編製基準（續）

共同控制下的企業及業務合併及購買目標資產（續）

在香港財務報告準則下，二零零八企業合併和二零零九企業合併的會計處理乃按照香港會計師公會頒布的會計指引第5號「共同控制下業務合併的權益合併法之會計處理」（「會計指引第5號」）以權益合併法進行核算。隨本集團於二零零八年採納了國際財務報告準則，本集團以合併前賬面價值法之會計政策核算共同控制下企業及業務合併，該政策亦與香港財務報告準則一致。因此，所收購之資產及負債按合併前之賬面價值入賬並包含於財務資料中，從而視同所收購之企業及業務一直是本集團之一部份並由最早期間開始時反映。

根據二零零八年十二月十六日簽訂之協議，二零零九企業合併不包括中國南方電信網絡，此電信網絡留存於聯通新時空並自二零零九年一月起自聯通新時空租予中國聯通運營公司。為更好反映收購中國南方固網業務的經濟實質，即本集團不承擔與中國南方固網業務固定資產和相關非流動資產和負債相關的風險及報酬，根據權益合併法／合併前賬面價值法原則，於二零零八年十二月三十一日的未經審核經重列簡明綜合資產負債表中，僅包括了中國南方固網業務的相關流動資產約人民幣9.99億元及流動負債約人民幣28.41億元，但並未包括相關固定資產及其他非流動資產淨值約人民幣313.50億元、因建造中國南方電信網絡而向聯通集團融資的相關長期關聯公司借款約人民幣356.52億元及相關應付網絡工程商款及設備供應商款約人民幣61.76億元。此外，截至二零零八年六月三十日止六個月期間的未經審核經重列簡明綜合中期損益表中，包括了中國南方固網業務的所有收入及運營成本，但並不包括折舊及攤銷費用約人民幣16.42億元及因建造中國南方電信網絡而借入的長期關聯公司借款產生的財務費用約人民幣3.82億元。

二零零九企業合併於二零零九年一月三十一日完成，因此於截至二零零九年六月三十日止六個月期間的未經審核簡明綜合中期損益表中並不包括於本次交易中未包括的中國南方固網業務相關固定資產和相關非流動資產產生的折舊及攤銷費用約人民幣3.08億元和因建造中國南方電信網絡而借入的長期關聯公司借款產生的財務費用約人民幣0.26億元。二零零九企業合併完成後，截至二零零九年六月三十日止六個月期間本集團已記錄因租賃中國南方電信網絡所支付予聯通新時空的租賃費約為人民幣9.07億元（截至二零零八年六月三十日止六個月期間：零）。

於國際財務報告準則／香港財務報告準則下，於二零零九年收購之目標資產按國際會計準則／香港會計準則第16號「固定資產」作為資產購買處理。

（單位：除另有說明外，均以人民幣百萬元為單位）

2. 編製基準（續）

會計政策變更

於二零零八年，本集團變更其固定資產計量的會計政策。此外，本集團於二零零八年提早採納國際財務報告詮釋委員會／香港（國際財務報告詮釋委員會）—詮釋13「客戶忠誠計劃」。相應的，截至二零零八年六月三十日止六個月期間的未經審核簡明綜合中期損益表已經重列以反映該等會計政策變更。會計政策變更詳情已載列於本集團二零零八年的年度報告中的財務報表部份。

重列二零零八年比較財務信息匯總

關於二零零八企業合併及二零零九企業合併及會計政策變更對二零零八年比較財務信息重列的影響列示如下：

	已呈報	會計政策變更	二零零八及二零零九企業合併	抵銷	經重列
截至二零零八年六月三十日止六個月期間					
持續經營業務經營成果：					
收入	35,135	111	48,552	(2,339)	81,459
本期盈利	3,765	67	7,621	(17)	11,436

	已呈報	二零零九企業合併	抵銷	經重列
於二零零八年十二月三十一日				
財務狀況：				
非流動資產	308,804	1,959	(144)	310,619
流動資產	36,120	3,450	(1,437)	38,133
總資產	344,924	5,409	(1,581)	348,752
非流動負債	12,995	97	—	13,092
流動負債	125,219	4,062	(1,348)	127,933
總負債	138,214	4,159	(1,348)	141,025
淨資產	206,710	1,250	(233)	207,727

2. 編製基準(續)

終止經營

本公司、中國聯通運營公司及中國電信於二零零八年六月二日訂立關於出售CDMA業務相關之資產及負債的框架協議且此出售已於二零零八年十月一日完成。根據國際會計準則理事會／香港會計師公會頒布的國際財務報告準則／香港財務報告準則第5號「待出售非流動資產及終止經營業務」(「國際財務報告準則／香港財務報告準則第5號」)，本集團CDMA經營分部的經營成果及現金流量已作為終止經營業務呈列於本集團二零零八中期報告的截至二零零八年六月三十日止六個月期間未經審核簡明綜合中期損益表及現金流量表中。

持續經營假設

於二零零九年六月三十日，本集團的流動負債超出流動資產約為人民幣1,084億元(二零零八年十二月三十一日：約人民幣898億元)。考慮到當前全球經濟環境，以及本集團在可預見的將來預計的資本支出，管理層綜合考慮了本集團如下可獲得的資金來源：

- 本集團從經營活動中持續取得的淨現金流入；
- 未使用的銀行信貸額度約人民幣888億元；及
- 考慮到本集團的信貸記錄，從國內銀行和其他金融機構獲得的其他融資渠道。

此外，本集團將繼續優化融資戰略，兼顧短、中、長期資金需求，考慮當前資本市場機會，通過發行中長期債務獲取較低的融資成本。

基於以上考慮，董事會認為本集團有足夠的資金以滿足營運資金和償債所需。因此，本集團截至二零零九年六月三十日止六個月期間之未經審核簡明綜合財務資料乃按持續經營基礎編製。

3. 重要會計政策

除下列所述外，編製本未經審核簡明綜合中期財務資料採用之會計政策與截至二零零八年十二月三十一止年度財務報表所採用之會計政策一致。

下列新準則及經修訂的準則和詮釋於二零零九年一月一日起財務年度首次強制執行：

國際財務報告準則／香港財務報告準則2(經修訂)「以股份為基礎的支付」
國際財務報告準則／香港財務報告準則8「經營分部」
國際會計準則／香港會計準則1(經修訂)「財務報表的呈報」
國際會計準則／香港會計準則23(經修訂)「借貸成本」
經修訂國際財務報告準則／香港財務報告準則7「金融工具：披露」
國際會計準則／香港會計準則32(經修訂)「金融工具：呈報」
國際會計準則／香港會計準則39(經修訂)「金融工具：確認及計量」
國際財務報告詮釋委員會／香港(國際財務報告詮釋委員會)9(經修訂)「重新評估嵌入式衍生工具」
國際財務報告詮釋委員會／香港(國際財務報告詮釋委員會)15「房地產建造合同」
國際財務報告詮釋委員會／香港(國際財務報告詮釋委員會)16「海外業務投資淨額對沖」

除下文提及的若干呈報方式之變化外，以上新準則及經修訂的準則和詮釋對本集團之未經審核簡明綜合中期財務資料並無任何重大影響：

- 國際會計準則／香港會計準則1(經修訂)「財務報表的呈報」。此項修訂準則禁止在權益變動表中呈列收入及支出項目(即「非持有人權益的變動」)，並規定「非持有人權益的變動」需與持有人權益的變動分開呈列。所有非持有人權益的變動將要求在業績報表中呈列，但主體可選擇在一份業績報表(全面收益報表)中，或在兩份報表(綜合損益表和全面收益報表)中呈列。

  本集團已選擇了呈報兩份報表：綜合損益表和綜合全面收益表。本未經審核簡明綜合中期財務資料已經按此修訂披露要求下重列及編製。

- 國際財務報告準則／香港財務報告準則8「經營分部」。此準則代替了國際會計準則／香港會計準則14「分部報告」。新準則要求採用「管理法」，即分部資料須按照內部報告所採用的相同基準呈報。

  採納國際財務報告準則／香港財務報告準則8及完成二零零九企業合併後並沒有導致報告分部數目的變化，且經營分部呈報基礎與提供予主要經營決策者的內部報告一致。董事會已被認定為主要經營決策者。主要經營決策者於二零零九年起以收入及可直接歸屬於經營分部的成本來評估每一經營分部經營成果。其他不可分攤至各經營分部的損益表項目如僱員薪酬及福利開支、利息收入、所得稅、財務費用及其他收入呈列於不可分攤項目。二零零八年比較財務信息亦重列以與本期呈列方式一致。有關詳情請參見附註4。

3. 重要會計政策(續)

- 經修訂國際財務報告準則／香港財務報告準則7「金融工具：披露」。此項修訂增加對公允值計量的披露要求及修訂對流動性風險的披露。此項修訂引入了對金融工具公允值計量披露的三個層次，並規定需量化披露該等被分類至最低層次的金融工具。此外，此項修訂明確及強化了對現行流動性風險的披露規定，主要是要求對衍生及非衍生金融負債之流動性風險分開進行分析。此外，此項修訂要求對金融資產作到期期限分析以提供所需信息以瞭解流動性風險的性質及內容。本集團將在其截至二零零九年十二月三十一日止之綜合財務報表作出相關的額外披露。

此外，國際會計準則理事會及香港會計師公會已頒布若干新準則及經修訂的準則和詮釋，但於二零零九年一月一日起的財務年度未生效且本集團亦無提前採用。管理層正評估以上新準則的影響，並將在日後財務報告期間按要求採用相關準則及經修訂的準則和詮釋。

4. 分部資料

本公司的董事會已被認定為主要經營決策者，其定期審閱本集團之內部報表以評估業績並分配資源及基於該等報告以決定經營分部。董事會以提供業務之類型角度而非以地區角度進行經營決策。據此，本集團的持續經營業務主要根據為中國大陸用戶提供不同類型之電信業務分成兩個經營分部。

本集團的主要經營分部為如下：

持續經營業務：

- 移動業務 — 在中國大陸的31省、直轄市及自治區提供GSM電話及相關業務；

- 固網業務 — 在中國大陸的31省、直轄市及自治區提供固網通訊及相關服務，國內及國際數據和互聯網相關服務，以及國內及國際長途及相關服務。

終止經營業務：

- CDMA業務 — 通過租用聯通新時空的CDMA網絡容量提供CDMA電話及相關業務。

4. 分部資料(續)

主要經營決策者於二零零九年起以收入及可直接歸屬於經營分部的成本來評價每一經營分部經營成果。不可分攤項目主要指集團總部及共用服務開支，包括不可直接分配到上述任何一個經營分部的二零零九年新收購的中訊及新國信所從事的業務。不可分攤項目也包括其他不可分攤至各經營分部的損益表項目如僱員薪酬及福利開支、利息收入、所得税、財務費用及其他收入。分部資產主要包括固定資產、其他資產、存貨及應收款。分部負債主要包括營運負債。二零零八年比較財務信息已重列以與本期呈列方式一致。

分部間的收入是以當前同等公平交易條款進行。向主要經營決策者匯報從外部顧客取得的收入與本未經審核簡明綜合中期損益表之計量形式一致。

（單位：除另有說明外，均以人民幣百萬元為單位）

4. 分部資料（續）

4.1 經營分部

	未經審核 截至二零零九年六月三十日止六個月期間					
	持續經營業務					
				調節項目		
	移動業務	固網業務	小計	不可分攤項目	抵銷	持續經營業務合計
通信服務收入	34,194	40,192	74,386	127	—	74,513
信息通信技術服務及其他收入	141	776	917	229	—	1,146
銷售通信產品收入	544	116	660	—	—	660
從外部顧客取得的收入	34,879	41,084	75,963	356	—	76,319
分部間的收入	106	2,108	2,214	663	(2,877)	—
收入合計	34,985	43,192	78,177	1,019	(2,877)	76,319
網間結算成本	(6,335)	(2,110)	(8,445)	—	2,205	(6,240)
折舊及攤銷	(8,722)	(13,977)	(22,699)	(673)	14	(23,358)
網絡、營運及支撐成本	(1,189)	(2,589)	(3,778)	(6,336)	8	(10,106)
僱員薪酬及福利開支	—	—	—	(10,649)	103	(10,546)
其他經營費用	(5,139)	(4,499)	(9,638)	(7,418)	505	(16,551)
財務費用	—	—	—	(557)	194	(363)
利息收入	—	—	—	245	(194)	51
淨其他收入	—	—	—	331	—	331
	13,600	20,017	33,617	(24,038)	(42)	9,537
中國南方電信網絡租賃費	—	(907)	(907)	—	—	(907)
税前分部利潤／（虧損）	13,600	19,110	32,710	(24,038)	(42)	8,630
所得税						(2,014)
本期盈利						6,616
應佔：						
本公司權益持有人						6,616
少數股東權益						—
						6,616
其他信息：						
計提的壞賬準備	684	598	1,282	—	—	1,282

（單位：除另有説明外，均以人民幣百萬元為單位）

4. 分部資料（續）

4.1 經營分部（續）

未經審核
截至二零零八年六月三十日止六個月期間（經重列）

	持續經營業務						終止經營業務	
				調節項目				
	移動業務	固網業務	小計	不可分攤項目	抵銷	持續經營業務合計	CDMA業務	合計
通信服務收入	32,350	45,330	77,680	170	–	77,850	12,926	90,776
信息通信技術服務及其他收入	134	2,467	2,601	297	–	2,898	66	2,964
銷售通信產品收入	15	696	711	–	–	711	2,423	3,134
從外部顧客取得的收入	32,499	48,493	80,992	467	–	81,459	15,415	96,874
分部間的收入	129	1,700	1,829	520	(2,349)	–	–	–
收入合計	32,628	50,193	82,821	987	(2,349)	81,459	15,415	96,874
網間結算成本	(5,365)	(2,833)	(8,198)	–	1,805	(6,393)	(1,119)	(7,512)
折舊及攤銷	(9,356)	(13,802)	(23,158)	(831)	–	(23,989)	(289)	(24,278)
網絡、營運及支撐成本	(1,191)	(2,460)	(3,651)	(5,003)	21	(8,633)	(5,057)	(13,690)
僱員薪酬及福利開支	–	–	–	(9,984)	56	(9,928)	(1,131)	(11,059)
其他經營費用	(4,351)	(6,802)	(11,153)	(6,918)	460	(17,611)	(6,950)	(24,561)
財務費用	–	–	–	(1,476)	284	(1,192)	(3)	(1,195)
利息收入	–	–	–	400	(284)	116	7	123
淨其他收入	–	–	–	809	–	809	9	818
税前分部利潤／(虧損)	12,365	24,296	36,661	(22,016)	(7)	14,638	882	15,520
所得税						(3,202)	(227)	(3,429)
本期盈利						11,436	655	12,091
應佔：								
本公司權益持有人						11,436	654	12,090
少數股東權益						–	1	1
						11,436	655	12,091
其他信息：								
計提的壞賬準備	686	712	1,398	–	–	1,398	214	1,612

（單位：除另有説明外，均以人民幣百萬元為單位）

4. 分部資料（續）

4.1 經營分部（續）

未經審核
二零零九年六月三十日

	移動業務	固網業務	小計	調節項目 不可分攤項目	調節項目 抵銷	合計
分部資產合計	**148,965**	**181,871**	**330,836**	**68,089**	**(43,997)**	**354,928**
分部負債合計	**60,263**	**36,228**	**96,491**	**96,515**	**(43,813)**	**149,193**

未經審核
二零零八年十二月三十一日
（經重列）

	移動業務	固網業務	小計	調節項目 不可分攤項目	調節項目 抵銷	合計
分部資產合計	130,041	184,127	314,168	77,799	(43,215)	348,752
分部負債合計	53,496	34,484	87,980	96,118	(43,073)	141,025

(單位：除另有説明外，均以人民幣百萬元為單位)

5. 固定資產

截至二零零九年及二零零八年六月三十日止六個月期間固定資產之變動如下：

	未經審核						
	截至二零零九年六月三十日止六個月期間						
	房屋建築物	移動業務通訊設備	固網業務通訊設備	辦公設備、傢俱、汽車及其他	租入固定資產改良支出	在建工程	合計
成本或評估值：							
期初餘額(已呈報)	44,950	163,279	345,143	36,086	1,627	40,783	631,868
共同控制下二零零九企業合併(附註1)	738	—	—	2,108	31	88	2,965
期初餘額(經重列)	45,688	163,279	345,143	38,194	1,658	40,871	634,833
本期增加	272	65	695	20	142	36,055	37,249
在建工程轉入	1,306	10,165	7,118	961	47	(19,597)	—
報廢處置	(122)	(172)	(267)	(127)	(91)	—	(779)
期末餘額	47,144	173,337	352,689	39,048	1,756	57,329	671,303
其中：							
原值	47,144	173,337	—	—	—	57,329	277,810
評估值	—	—	352,689	39,048	1,756	—	393,493
	47,144	173,337	352,689	39,048	1,756	57,329	671,303
累計折舊及減值：							
期初餘額(已呈報)	(13,019)	(95,942)	(217,482)	(20,668)	(813)	(32)	(347,956)
共同控制下二零零九企業合併(附註1)	(66)	—	—	(1,322)	(9)	(11)	(1,408)
期初餘額(經重列)	(13,085)	(95,942)	(217,482)	(21,990)	(822)	(43)	(349,364)
本期計提折舊	(957)	(6,001)	(13,920)	(1,530)	(213)	—	(22,621)
報廢處置	118	149	259	120	84	—	730
減值準備轉出	—	—	—	—	—	6	6
期末餘額	(13,924)	(101,794)	(231,143)	(23,400)	(951)	(37)	(371,249)
賬面淨值：							
期末餘額	33,220	71,543	121,546	15,648	805	57,292	300,054
期初餘額(經重列)	32,603	67,337	127,661	16,204	836	40,828	285,469

（單位：除另有說明外，均以人民幣百萬元為單位）

5. 固定資產（續）

	房屋建築物	移動業務通訊設備	固網業務通訊設備	辦公設備、傢俱、汽車及其他	租入固定資產改良支出	在建工程	合計
	未經審核						
	截至二零零八年六月三十日止六個月期間（經重列）						
成本或評估值：							
期初餘額（已呈報）	44,094	151,660	327,711	32,418	1,657	18,966	576,506
共同控制下二零零九企業合併（附註1）	394	–	–	7,895	23	471	8,783
期初餘額（經重列）	44,488	151,660	327,711	40,313	1,680	19,437	585,289
本期增加	57	34	528	743	4	10,877	12,243
在建工程轉入	1,283	1,035	8,840	1,268	135	(12,561)	–
持有待售之出售CDMA業務相關資產	(1,105)	(4,247)	–	(70)	(20)	(30)	(5,472)
報廢處置	(203)	(128)	(1,711)	(4,323)	(98)	–	(6,463)
期末餘額（經重列）	44,520	148,354	335,368	37,931	1,701	17,723	585,597
其中：							
原值	44,520	148,354	–	–	–	17,723	210,597
評估值	–	–	335,368	37,931	1,701	–	375,000
	44,520	148,354	335,368	37,931	1,701	17,723	585,597
累計折舊及減值：							
期初餘額（已呈報）	(11,809)	(85,446)	(184,801)	(17,423)	(893)	(24)	(300,396)
共同控制下二零零九企業合併（附註1）	(100)	–	–	(7,001)	(5)	–	(7,106)
期初餘額（經重列）	(11,909)	(85,446)	(184,801)	(24,424)	(898)	(24)	(307,502)
本期計提折舊	(752)	(6,723)	(13,993)	(2,138)	(149)	–	(23,755)
持有待售之出售CDMA業務相關資產	171	2,623	–	22	8	–	2,824
報廢處置	111	92	1,398	4,252	96	–	5,949
期末餘額（經重列）	(12,379)	(89,454)	(197,396)	(22,288)	(943)	(24)	(322,484)
賬面淨值：							
期末餘額（經重列）	32,141	58,900	137,972	15,643	758	17,699	263,113
期初餘額（經重列）	32,579	66,214	142,910	15,889	782	19,413	277,787

(單位：除另有說明外，均以人民幣百萬元為單位)

5. 固定資產(續)

於二零零九年六月三十日，重估固定資產以成本值減累計折舊及累計減值損失列示，其賬面淨值約人民幣1,459.82億元(二零零八年十二月三十一日：約人民幣1,537.72億元)。本公司董事認為，於二零零九年六月三十日，該等重估後固定資產的公允價值與賬面值並無重大差異。

截至二零零九年六月三十日止六個月期間，本集團確認了處置固定資產的損失約人民幣0.07億元(截至二零零八年六月三十日止六個月期間：約人民幣0.42億元)。

6. 所得税

截至二零零九年六月三十日止六個月期間之香港預計應課税利潤採用16.5%的税率計提所得税(截至二零零八年六月三十日止六個月期間：16.5%)。香港境外應課税利潤按本集團經營所在地區當時的税率計提所得税。本公司的子公司主要在中國大陸經營業務，截至二零零九年六月三十日止六個月期間所適用的法定企業所得税率為25%(截至二零零八年六月三十日止六個月期間：25%)。

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年	二零零八年(經重列)
對本期預計的應課税利潤計提的企業所得税		
一香港	**7**	13
一香港境外	**2,537**	3,630
	2,544	3,643
遞延所得税	**(530)**	(441)
所得税費用	**2,014**	3,202

（單位：除另有說明外，均以人民幣百萬元為單位）

6. 所得稅（續）

依據中國企業所得稅法的規定，除非外商投資企業之海外投資者被視為中國居民企業，外商投資企業在二零零八年一月一日或以後向其於海外企業股東宣派股息便需繳納10%之預提所得稅。中華人民共和國國家稅務總局於二零零九年四月二十二日發佈了有關中國居民企業認定的正式通知並對執行非中國居民企業股東預提所得稅提供了指引。本公司進行了評估且認為其符合中國居民企業的定義。因此，於二零零八年十二月三十一日及於二零零九年六月三十日，本公司之中國境內子公司向本公司分配股利並未預提所得稅，且在本集團之綜合財務報表中，對其中國境內子公司自二零零八年一月一日起產生的未分配利潤也未計提遞延所得稅負債。

對於本公司的非中國居民企業股東，本公司將扣除非中國居民企業股東應付企業所得稅金額後，向其分派股息。且在宣派該等股息時，重分類相關之應付股息至應付預提所得稅。此要求不適用於本公司股東名冊上以個人名義登記的股東。

適用法定稅率與實際稅率之間差異調節如下：

		未經審核	
		截至六月三十日止六個月期間	
	附註	**二零零九年**	二零零八年（經重列）
按中國適用法定稅率		**25.0%**	25.0%
非稅前列支之支出		**0.3%**	1.0%
二零零九企業合併之稅務影響	(a)	**–**	(1.9%)
非應納所得稅收入			
－固網業務一次性收取之初裝費		**(1.6%)**	(2.1%)
中國優惠稅率及免稅期之影響		**(0.5%)**	(0.2%)
其他		**0.1%**	0.1%
實際所得稅率		**23.3%**	21.9%

(a)：於二零零九企業合併之前，中國南方固網業務、天津市本地電話業務和新國信分別與網通集團和聯通集團合併納稅，而其並不獨立納稅。因此在以權益合併法／合併前賬面價值法核算中國南方固網業務、天津市本地電話業務和新國信時，於二零零八年或以前年度並未確認任何所得稅費用。

(單位：除另有說明外，均以人民幣百萬元為單位)

6. 所得稅(續)

淨遞延所得稅資產／負債變動如下：

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年	二零零八年(經重列)
抵銷遞延所得稅負債後的淨遞延所得稅資產：		
期初金額	**5,334**	2,275
貸／(借)記損益表的遞延所得稅		
—持續經營業務	**532**	434
—終止經營業務	**–**	(72)
借記權益的遞延所得稅	**(7)**	–
被分類為持有待售之CDMA業務之相關資產	**–**	(198)
期末金額	**5,859**	2,439
不可抵銷的遞延所得稅負債：		
期初金額	**(16)**	(55)
(借)／貸記損益表的遞延所得稅	**(2)**	7
貸記權益的遞延所得稅	**–**	32
期末金額	**(18)**	(16)

7. 其他資產

	未經審核	
	二零零九年六月三十日	二零零八年十二月三十一日(經重列)
開通移動服務直接相關成本	**473**	499
固網服務裝移機成本	**1,978**	2,251
預付設施租金及線路租賃費	**2,970**	2,121
購買軟件	**2,928**	2,877
其他	**1,599**	1,339
	9,948	9,087

（單位：除另有說明外，均以人民幣百萬元為單位）

8. 存貨及易耗品

	未經審核 二零零九年 六月三十日	二零零八年 十二月三十一日 （經重列）
手機及其他客戶終端產品	**445**	302
電話卡	**229**	317
易耗品	**347**	429
其他	**106**	44
	1,127	1,092

9. 應收賬款，淨值

	未經審核 二零零九年 六月三十日	二零零八年 十二月三十一日 （經重列）
應收移動業務收入	**3,736**	3,211
應收固網業務收入	**10,943**	9,592
	14,679	12,803
減：移動業務壞賬準備	**(2,127)**	(1,425)
固網業務壞賬準備	**(2,638)**	(2,037)
	9,914	9,341

（單位：除另有説明外，均以人民幣百萬元為單位）

9. 應收賬款，淨值（續）

應收賬款賬齡分析如下：

	未經審核	
	二零零九年六月三十日	二零零八年十二月三十一日（經重列）
一個月以內	**6,425**	6,750
一個月以上至三個月	**1,763**	1,492
三個月以上至一年	**3,643**	3,012
一年以上	**2,848**	1,549
	14,679	12,803

本集團授予信用期一般為自賬單之日起平均30天至90天。

由於本集團客戶數量龐大，故應收賬款並無重大集中的個人用戶信貸風險。

10. 預付賬款及其他流動資產

	未經審核	
	二零零九年六月三十日	二零零八年十二月三十一日（經重列）
預付租金	**787**	738
押金及預付款	**1,080**	857
員工備用金	**369**	241
其他	**386**	879
	2,622	2,715

10. 預付賬款及其他流動資產（續）

預付賬款及其他流動資產賬齡分析如下：

	未經審核 二零零九年 六月三十日	二零零八年 十二月三十一日 （經重列）
一年以內	**2,182**	2,384
一年以上	**440**	331
	2,622	2,715

11. 股本

	未經審核 二零零九年 六月三十日 港幣百萬元	二零零八年 十二月三十一日 港幣百萬元
已授權股本：		
30,000,000,000股每股面值港幣0.10元的普通股	**3,000**	3,000

	股數 百萬股	普通股 每股面值 港幣0.10元 港幣百萬元	股本	股本溢價	合計
已發行及繳足股本：					
於二零零八年一月一日	13,634	1,363	1,437	64,320	65,757
以權益結算之股份期權計劃 －隨期權行使而發行的 股份（附註23）	28	3	3	233	236
於二零零八年六月三十日	13,662	1,366	1,440	64,553	65,993
於二零零九年一月一日	**23,768**	**2,377**	**2,329**	**166,784**	**169,113**
以權益結算之股份期權計劃 －隨期權行使而發行的 股份（附註23）	**–**	**–**	**–**	**–**	**–**
於二零零九年六月三十日	**23,768**	**2,377**	**2,329**	**166,784**	**169,113**

截至二零零八年六月三十日止六個月期間，普通股股份增加28,012,000股，為按照本公司的股份期權計劃下隨期權行使而發行的普通股股份（附註23）。

(單位：除另有說明外，均以人民幣百萬元為單位)

12. 長期銀行借款

		未經審核	
	借款利率及最終到期日	二零零九年六月三十日	二零零八年十二月三十一日
人民幣銀行借款	浮動年利率範圍由4.86%至5.18%(二零零八年十二月三十一日：4.86%至6.80%)，至二零零九年到期(二零零八年十二月三十一日：至二零零九年到期)		
一無抵押		**500**	1,114
		500	1,114
美元銀行借款	固定年利率範圍由0%至5.65%(二零零八年十二月三十一日：0%至5.65%)，至二零三九年到期(二零零八年十二月三十一日：至二零三九年到期)		
一抵押		**142**	146
一無抵押		**369**	377
		511	523
日元銀行借款	浮動年利率為倫敦銀行日元同業拆借利率加3.50%，至二零一四年到期		
一無抵押		**199**	–
		199	–

(單位：除另有説明外，均以人民幣百萬元為單位)

12. 長期銀行借款(續)

	借款利率及最終到期日	未經審核 二零零九年 六月三十日	二零零八年 十二月三十一日
日元銀行借款	固定年利率為2.12%，至二零一四年到期		
一無抵押		–	234
		–	234
歐元銀行借款	固定年利率範圍由1.10%至2.50%(二零零八年十二月三十一日：0.50%至2.50%)，至二零三四年到期(二零零八年十二月三十一日：至二零三四年到期)		
一無抵押		332	342
		332	342
小計		1,542	2,213
減：一年內到期部份		(603)	(1,216)
		939	997

長期銀行借款的還款計劃如下：

	未經審核 二零零九年 六月三十日	二零零八年 十二月三十一日
到期金額：		
一不超過一年	603	1,216
一超過一年但不超過兩年	97	96
一超過兩年但不超過五年	296	287
一超過五年	546	614
	1,542	2,213
減：分類為流動負債部份	(603)	(1,216)
	939	997

（單位：除另有說明外，均以人民幣百萬元為單位）

12. 長期銀行借款（續）

(a) 於二零零九年六月三十日及二零零八年十二月三十一日，本集團長期銀行借款之非流動部份的公允價值如下：

	未經審核	
	二零零九年 六月三十日	二零零八年 十二月三十一日
長期銀行借款	**649**	690

其公允價值以現金流量按市場年利率範圍由4.86%至5.18%（二零零八年十二月三十一日：4.59%至6.56%）來折現估算。

(b) 於二零零九年六月三十日，約人民幣1.41億元（二零零八年十二月三十一日：約人民幣1.46億元）的銀行借款由第三方提供公司擔保。

13. 公司債券

本集團於二零零七年六月八日發行總金額人民幣20億元，票面年利率為4.5%，期限為十年的公司債券，並由中國銀行股份有限公司為此債券提供公司擔保。

本集團於二零零八年九月三日發行另一筆總金額人民幣50億元，票面年利率為5.29%，期限為五年的公司債券，並由國家電網公司為此債券提供公司擔保。

14. 應付賬款及預提費用

	未經審核	
	二零零九年 六月三十日	二零零八年 十二月三十一日 （經重列）
應付工程款及設備款	**58,804**	52,800
應付通訊產品供應商款	**1,993**	1,685
用戶／建造商押金	**2,379**	2,261
應付修理及運行維護費	**2,059**	1,650
應付工資及福利費	**1,900**	1,129
應付代理佣金	**1,780**	1,406
應付利息	**585**	263
應付服務供應商／內容供應商款	**951**	984
預提費用	**2,885**	1,892
其他	**3,533**	3,439
	76,869	67,509

（單位：除另有說明外，均以人民幣百萬元為單位）

14. 應付賬款及預提費用（續）

應付賬款及預提費用的賬齡分析如下：

	未經審核	
	二零零九年六月三十日	二零零八年十二月三十一日（經重列）
六個月以內	**58,677**	53,380
六個月至一年	**8,383**	7,090
一年以上	**9,809**	7,039
	76,869	67,509

15. 短期融資券

網通中國於二零零八年十月六日在中國債券市場發行無擔保融資券，發行期限365天，面值為人民幣100億元，年有效利率為4.47%，在中國債券市場募集現金淨額為人民幣100億元。

16. 短期銀行借款

		未經審核	
	借款利率及最終到期日	**二零零九年六月三十日**	二零零八年十二月三十一日
人民幣銀行借款	固定年利率範圍由2.00%至4.37%（二零零八年十二月三十一日：4.54%至6.80%），至二零零九年到期（二零零八年十二月三十一日：至二零零九年到期）		
—無抵押		**11,780**	10,780
		11,780	10,780

於資產負債表日，短期銀行借款的賬面價值與其公允價值接近。

(單位：除另有說明外，均以人民幣百萬元為單位)

17. 收入

本集團提供服務的資費標準受不同政府機構監管，包括國家發展和改革委員會(「發改委」)、工業和信息化部(「工信部」)和有關省級物價管理局。

持續經營業務收入按扣除營業稅及營業稅附加費後的淨值呈報。截至二零零九年六月三十日止六個月期間，相關的營業稅及營業稅附加費約人民幣22.05億元(截至二零零八年六月三十日止六個月期間：約人民幣23.48億元)。

持續經營業務收入的主要組成部份如下：

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年	二零零八年 (經重列)
持續經營業務：		
移動業務		
一 通話費及月租費	**21,008**	20,852
一 增值服務收入	**9,155**	7,845
一 網間結算收入	**3,892**	3,320
一 其他服務收入	**139**	333
移動通信服務收入合計	**34,194**	32,350
固網業務		
一 通話費及月租費	**17,653**	21,611
一 寬帶服務收入	**11,726**	10,630
一 網間結算收入	**2,869**	3,638
一 增值服務收入	**2,722**	3,630
一 網元出租收入	**2,847**	2,717
一 其他互聯網相關服務及管理型數據收入	**1,153**	1,205
一 初裝費	**283**	505
一 其他服務收入	**939**	1,394
固網通信服務收入合計	**40,192**	45,330
不可分攤通信服務收入	**127**	170
通信服務收入合計	**74,513**	77,850
信息通信技術服務收入及其他收入	**1,146**	2,898
銷售通信產品收入	**660**	711
外部顧客收入合計	**76,319**	81,459

（單位：除另有說明外，均以人民幣百萬元為單位）

18. 網絡、營運及支撐成本

	附註	未經審核 截至六月三十日止六個月期間 二零零九年	未經審核 截至六月三十日止六個月期間 二零零八年 （經重列）
持續經營業務：			
修理及運行維護費		**3,213**	2,859
水電取暖動力費		**3,464**	2,678
經營性租賃費用	(a)	**2,303**	2,149
易耗品		**646**	609
其他		**480**	338
網絡、營運及支撐成本合計		**10,106**	8,633

(a)： 經營性租賃費指物業、設備和設施的租賃費。

19. 僱員薪酬及福利開支

	附註	未經審核 截至六月三十日止六個月期間 二零零九年	未經審核 截至六月三十日止六個月期間 二零零八年 （經重列）
持續經營業務：			
工資及薪酬		**8,578**	8,070
界定供款退休金		**1,256**	1,110
住房公積金		**632**	552
其他住房福利		**59**	156
以股份為基礎的僱員酬金	23	**21**	40
僱員薪酬及福利開支合計		**10,546**	9,928

(單位：除另有説明外，均以人民幣百萬元為單位)

20. 其他經營費用

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年	二零零八年（經重列）
持續經營業務：		
計提壞賬準備	**1,282**	1,398
銷售通信產品成本	**817**	919
信息通信技術服務成本	**401**	1,763
代理佣金	**5,929**	5,602
廣告及業務宣傳費	**1,436**	1,224
客戶接入成本	**1,182**	1,051
用戶獲取及維繫成本	**876**	934
物業管理費	**688**	527
辦公及行政費	**1,232**	1,262
車輛使用費	**783**	802
稅費	**311**	296
其他	**1,614**	1,833
其他經營費用合計	**16,551**	17,611

（單位：除另有説明外，均以人民幣百萬元為單位）

21. 財務費用

		未經審核	
		截至六月三十日止六個月期間	
	附註	二零零九年	二零零八年（經重列）
持續經營業務：			
財務費用：			
— 需於五年內償還的銀行借款利息		**267**	1,016
— 需於五年內償還的公司債券及融資券利息		**353**	343
— 無需於五年內償還的銀行借款利息		**3**	8
— 無需於五年內償還的公司債券利息		**45**	45
— 遞延代價的利息	(a)	**—**	148
— 減：於在建工程的資本化利息		**(397)**	(158)
利息支出合計		**271**	1,402
— 匯兑淨收益		**(12)**	(300)
— 其他		**104**	90
財務費用合計		**363**	1,192

(a)： 於二零零五年中國網通完成了對網通集團所屬中國北方四省／自治區（包括山西省、內蒙古自治區、吉林省及黑龍江省）的主要電信業務、資產和負債的收購（「網通新天地收購」）。網通新天地收購代價為人民幣128億元，其中包括首付款金額為人民幣30億元及遞延代價金額為人民幣98億元。遞延代價金額在未來五年期限內分期支付，每半年支付一次，遞延代價年利率為5.265%。本集團已於二零零八年全部償還上述款項。

(單位：除另有説明外，均以人民幣百萬元為單位)

22. 淨其他收入

截至二零零八年六月三十日止六個月期間的其他收入主要為本集團以光纖及相關設備替換了部份固話基礎網絡中的銅線而產生的非貨幣性資產交換收益，其金額約人民幣6.10億元。

23. 以權益結算之股份期權計劃

於二零零零年六月一日，本公司採納了一份股份期權計劃(「股份期權計劃」)和一份以固定價格擬定的全球發售前股份期權計劃(「全球發售前股份期權計劃」)，向符合資格的員工授予股份期權，此等期權計劃的條款已於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日作出修訂。

隨本公司與中國網通於二零零八年合併，本公司於二零零八年九月十六日採納了特殊目的股份期權計畫(「特殊目的股份期權計劃」)，授予股份期權於二零零八年十月十四日尚未行使之中國網通股份期權之持有人士，此等期權計劃的條款已於二零零九年五月二十六日作出修訂。

未行使的本公司股份期權數目的變動及有關加權平均行使價列示如下：

	未經審核			
	截至六月三十日止六個月期間			
	二零零九年		二零零八年	
	平均行使價 每股港幣	**股份期權 份數**	平均行使價 每股港幣	股份期權 份數
期初餘額	**6.95**	**413,074,166**	7.12	257,279,600
授予	**–**	**–**	–	–
失效	**–**	**–**	6.32	(2,070,000)
行使	**–**	**–**	7.80	(28,012,000)
期末餘額	**6.95**	**413,074,166**	7.04	227,197,600

截至二零零九年六月三十日止六個月期間，沒有員工股份期權行使。截至二零零八年六月三十日止六個月期間，行使股份期權導致發行28,012,000股普通股，收到的現金約人民幣1.99億元。

於二零零九年六月三十日，在413,074,166份未行使的股份期權中(二零零八年十二月三十一日：413,074,166)，367,720,137份股份期權可予行使(二零零八年十二月三十一日：245,359,027)，加權平均行使價格為港幣6.79元(二零零八年十二月三十一日：港幣7.14元)。

(單位：除另有説明外，均以人民幣百萬元為單位)

23. 以權益結算之股份期權計劃(續)

於資產負債表日，未行使的股份期權的信息列示如下：

期權授予日	期權生效期	期權可行使期	行使價格	**於二零零九年六月三十日未行使股份期權份數**	於二零零八年十二月三十一日未行使股份期權份數
根據全球發售前股份期權計劃授予之股份期權：					
二零零零年六月二十二日	二零零零年六月二十二日至二零零二年六月二十一日	二零零二年六月二十二日至二零一零年六月二十一日	港幣15.42元	**16,977,600**	16,977,600
根據股份期權計劃授予之股份期權：					
二零零一年六月三十日	二零零一年六月三十日	二零零一年六月三十日至二零一零年六月二十二日	港幣15.42元	**4,350,000**	4,350,000
二零零三年五月二十一日(附註i)	二零零三年五月二十一日至二零零六年五月二十一日	二零零四年五月二十一日至二零一零年五月二十日	港幣4.30元	**8,956,000**	8,956,000
二零零四年七月二十日	二零零四年七月二十日至二零零七年七月二十日	二零零五年七月二十日至二零一零年七月十九日	港幣5.92元	**41,024,000**	41,024,000
二零零四年十二月二十一日	二零零四年十二月二十一日至二零零七年十二月二十一日	二零零五年十二月二十一日至二零一零年十二月二十日	港幣6.20元	**654,000**	654,000
二零零六年二月十五日	二零零六年二月十五日至二零零九年二月十五日	二零零八年二月十五日至二零一二年二月十四日	港幣6.35元	**151,556,000**	151,556,000
根據特殊目的股份期權計劃授予之股份期權：					
二零零八年十月十五日(「二零零四年特殊目的股份期權」)	二零零八年十月十五日至二零零九年五月十七日	二零零八年十月十五日至二零一零年十一月十六日	港幣5.57元	**100,627,098**	100,627,098
二零零八年十月十五日(「二零零五年特殊目的股份期權」)	二零零八年十月十五日至二零一零年十二月六日	二零零八年十月十五日至二零一一年十二月五日	港幣8.26元	**88,929,468**	88,929,468
				413,074,166	413,074,166

於二零零九年六月三十日未行使股份期權加權平均剩餘合約期限為2.00年(二零零八年十二月三十一日：2.47年)。

附註i：此等期權的原最後可行使日期為二零零九年五月二十日。根據二零零九年五月二十六日經本公司股東批准對股份期權計劃的修訂，將上述最後可行使日期延至二零一零年五月二十日。延期的原因是由於根據股份期權計劃中相關條款所規定的「強制性禁售」，上述期權未能行使。該修訂對截至二零零九年六月三十日止六個月期間的未經審核簡明綜合中期財務資料並無任何重大影響。

（單位：除另有說明外，均以人民幣百萬元為單位）

23. 以權益結算之股份期權計劃（續）

截至二零零九年六月三十日止六個月期間，沒有本公司股份期權被行使。截至二零零八年六月三十日止六個月期間，本公司股份期權的詳細行使情況如下：

期權授予日	行使價格 港幣元	緊貼期權行使日期前的加權平均每股收市價 港幣元	收到現金 港幣元	股數
二零零零年六月二十二日	15.42	18.73	63,980,664	4,149,200
二零零一年六月三十日	15.42	18.38	18,781,560	1,218,000
二零零二年七月十日	6.18	17.78	7,786,800	1,260,000
二零零三年五月二十一日	4.30	18.08	7,691,840	1,788,800
二零零四年七月二十日	5.92	18.10	55,671,680	9,404,000
二零零六年二月十五日	6.35	17.74	64,719,200	10,192,000
			218,631,744	28,012,000

截至二零零九年六月三十日止六個月期間，持續經營業務中記錄了以股份為基礎的僱員服務酬金約人民幣0.21億元（截至二零零八年六月三十日止六個月期間：約人民幣0.40億元）。

24. 處置組及終止經營業務

終止經營業務：

本公司，中國聯通運營公司與中國電信分別於二零零八年六月二日及二零零八年七月二十七日訂立了框架協議及出售協議以出售CDMA業務予中國電信，並於二零零八年十月一日完成此出售。

CDMA業務於截至二零零八年六月三十日止六個月期間的經營成果及現金流量作為終止經營業務呈報如下：

	未經審核 截至二零零八年六月三十日止六個月期間 (經重列)
收入	15,415
費用	(14,533)
終止經營業務的税前盈利	882
所得税	(227)
終止經營業務的本期盈利	655
經營活動淨現金流入	1,149
投資活動淨現金流出	(23)
融資活動淨現金流入	—
終止經營業務淨現金流入	1,126

(單位：除另有説明外，均以人民幣百萬元為單位)

25. 股息

於二零零九年五月二十六日的股東週年大會上，本公司經股東批准派發二零零八年度末期股息每普通股人民幣0.20元，合計約人民幣47.54億元(二零零七年度： 約人民幣62.31億元)，並在截至二零零九年六月三十日止六個月期間的留存收益扣減中反映。於二零零九年六月三十日，除應付聯通BVI及網通BVI的股息分別為約人民幣3.08億元及約人民幣7.19億元外，其他股息均已派發。

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年	二零零八年 (經重列)
已付股息：		
本公司	**4,754**	2,732
中國網通(附註a)	**—**	3,499
	4,754	6,231

附註a： 因本公司與中國網通於二零零八年之合併按照共同控制下的企業合併進行會計處理，故已付股息經重列以視同中國網通一直是本集團之一部份。

26. 每股盈利

截至二零零九年及二零零八年六月三十日止六個月期間的每股基本盈利是通過將權益持有人應佔利潤除以相關期間發行在外並考慮假若與中國網通的合併在二零零八年一月一日已完成需發行的普通股股份作出調整後的普通股加權平均數計算。

截至二零零九年及二零零八年六月三十日止六個月期間的每股攤薄盈利是按照權益持有人應佔利潤除以各期間就所有可能攤薄普通股的影響並考慮假若與中國網通的合併在二零零八年一月一日已完成需發行的普通股股份作出調整後的普通股加權平均數計算。所有可能普通股股份產生於(i)經修訂後的全球發售股份前的股份期權計劃下授予的股份期權；(ii)經修訂後的股份期權計劃下授予的股份期權；及(iii)經修訂後的特殊目的股份期權計劃下授予的股份期權。

非攤薄性的可能普通股股份主要來自於經修訂後的全球發售股份前股份期權計劃及經修訂後的股份期權計劃下授予的行使價為港幣15.42元的股份期權及經修訂後的特殊目的股份期權計劃下的行使價為港幣8.26元的股份期權，其並未包括在計算每股攤薄盈利中的普通股加權平均數中。

26. 每股盈利（續）

下表列示了每股基本盈利與每股攤薄盈利的計算：

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年	二零零八年（經重列）
分子（人民幣百萬元）：		
本公司權益持有人應佔盈利		
－持續經營業務	**6,616**	11,436
－終止經營業務	**—**	654
	6,616	12,090
分母（百萬）：		
用來計算每股基本盈利的發行在外的普通股的加權平均數量	**23,768**	23,735
因股份期權而產生的攤薄數量	**94**	250
用來計算每股攤薄盈利的股份數量	**23,862**	23,985
每股基本盈利（人民幣元）		
－持續經營業務	**0.28**	0.48
－終止經營業務	**—**	0.03
	0.28	0.51
每股攤薄盈利（人民幣元）		
－持續經營業務	**0.28**	0.48
－終止經營業務	**—**	0.03
	0.28	0.51

27. 關連交易

聯通集團和網通集團是由中國政府直接控股的國有企業。中國政府是本公司的最終控股方。除聯通集團和網通集團外，由中國政府直接或間接控制的國有企業及其子公司也被認為是本集團的關聯方。聯通集團、網通集團和中國政府不發佈用於公共目的的財務報表。

中國政府控制著中國境內很大比例的生產性資產和實體。本集團所提供電信服務是零售交易的一部份，因此，可能與國有企業的員工有廣泛的交易，包括主要管理人員及其之關係緊密的家庭成員。這些交易按適用於所有客戶的正常交易條款進行。

管理層認為本集團在其日常交易中與其他國有企業（主要包括中國的其他電信服務運營商及國有銀行）之間存在重大交易。這些交易按適用於其他非國有企業的交易條款進行且已反映在本未經審核簡明綜合中期財務資料中。本集團的電信網絡在很大程度上依賴於境內電信運營商的網絡和從境內電信運營商租賃的傳輸線路。管理層相信與關聯方交易相關有價值的重要信息已充分披露。

（單位：除另有說明外，均以人民幣百萬元為單位）

27. 關連交易（續）

27.1 與聯通集團、網通集團及其子公司的交易

(a) 重要經常性關連交易

以下列表為本集團與聯通集團、網通集團及其子公司之間進行的重要經常性關連交易。本公司董事認為，下述交易是在正常業務中發生。

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年	二零零八年（經重列）
與聯通集團、網通集團及其子公司的交易：		
持續經營業務：		
中國南方電信網絡租賃費	**907**	–
人工增值服務費	**78**	58
物業、設備和設施的租賃費	**402**	330
國際出入口局服務費用	**3**	4
通信設備採購代理支出	**6**	9
獲得工程及信息相關服務支出	**494**	916
一般行政服務收入	**–**	62
一般行政服務支出	**132**	206
租賃物業的租金收入	**–**	1
物料採購	**125**	228
輔助電信綜合服務支出	**312**	274
綜合服務支出	**123**	222
電信設施租賃款	**74**	164
信息通信技術服務收入	**42**	68
工程設計服務收入	**4**	27
終止經營業務：		
人工增值服務費	**–**	40
CDMA網絡容量租賃費	**–**	4,095
CDMA網絡建設容量相關成本	**–**	160

27. 關連交易(續)

27.1 與聯通集團、網通集團及其子公司的交易(續)

(a) 重要經常性關連交易(續)

(i) 於二零零六年十月二十六日，中國聯通運營公司簽訂了「二零零六年綜合服務協議」以延續關連交易。該等新協議已於二零零六年十二月一日獲得了本公司獨立股東的批准，並於二零零七年一月一日生效。

根據於二零零八年九月十六日特別股東大會通過的普通決議，本公司的獨立股東已批准修改二零零六年綜合服務協議並自二零零八年十月十五日生效，以使網通中國成為相關方。

此外，本公司的獨立股東已批准下列協議：

- 二零零八年八月十二日訂立的工程設計施工及IT服務框架協議
- 二零零八年至二零一零年工程設計施工及IT服務協議
- 二零零八年至二零一零年國內互聯結算安排協議
- 二零零八年至二零一零年國際長途語音業務結算協議
- 二零零八年八月十二日訂立的互聯結算安排框架協議

根據香港財務報告準則及國際財務報告準則，二零零九企業合併已按權益合併法／合併前賬面價值法核算。因此，目標業務與本集團的交易已在未經審核簡明綜合中期財務資料中被抵銷且並不披露為關連交易。

(ii) 於二零零八年十二月十六日，中國聯通運營公司、聯通集團、網通集團和聯通新時空訂立網絡租賃協議。根據此網絡租賃協議，緊接於二零零九企業合併完成後，中國聯通運營公司將獨家從聯通新時空租用中國南方電信網絡。中國聯通運營公司將支付截至二零零九年及二零一零年十二月三十一日止兩個財務年度的租賃費分別為人民幣20億元和人民幣22億元。此租賃於二零零九年一月生效。有關詳情，請參閱附註1。

（單位：除另有說明外，均以人民幣百萬元為單位）

27. 關連交易（續）

27.1 與聯通集團、網通集團及其子公司的交易（續）

(b) 其他重要交易

於二零零九年一月，中國聯通運營公司完成自聯通集團及網通集團的若干資產及業務之收購。有關詳情，請參閱附註1(a)。

(c) 應收及應付關聯公司／聯通集團、網通集團及其子公司款

於二零零九年六月三十日，應付關聯公司款包括應付網通BVI約人民幣14.10億元的無抵押短期借款，以用於支付本公司二零零八年末期股息。此借款年利率為六個月香港銀行同業拆息加0.8%，並於二零一零年六月十六日償還。

除上述向網通BVI之短期借款外，應收及應付關聯公司或聯通集團、網通集團及其子公司之款項均為無抵押、免息、在需要時或根據合同條款要求償付，並根據上述附註(a)及(b)所述與關聯公司／聯通集團、網通集團及其子公司之正常業務交易過程中產生。

27.2 與境內電信運營商

(a) 與境內電信運營商的重要經常性交易

以下是與境內電信運營商在正常業務下發生的重大交易綜述：

	未經審核 截至六月三十日止六個月期間 二零零九年	 二零零八年 （經重列）
網間結算收入	**5,934**	5,577
網間結算成本	**5,726**	5,401
線路租賃收入	**204**	276
線路租賃費用	**58**	127
工程設計及技術服務收入	**180**	109

(單位：除另有説明外，均以人民幣百萬元為單位)

27. 關連交易(續)

27.2 與境內電信運營商(續)

(b) 應收及應付境內電信運營商款

	未經審核	
	二零零九年六月三十日	二零零八年十二月三十一日(經重列)
應收境內電信運營商款		
一應收網間結算收入、線路租賃收入及工程設計及技術服務收入	**1,403**	1,033
一減：壞賬準備	**(62)**	(59)
	1,341	974
應付境內電信運營商款		
一應付網間結算成本及線路租賃費用	**(1,230)**	(956)

所有應收及應付境內電信運營商款項均是無抵押，免息並將在一年內償付。

(c) 出售本集團之CDMA業務予中國電信

有關出售CDMA業務之應付／應收中國電信款項餘額如下：

	未經審核	
	二零零九年六月三十日	二零零八年十二月三十一日
應付款項		
一代中國電信收取的預收賬款	**(182)**	(768)
一依據出售協議並根據最終協議轉移至中國電信之資產及負債價值的應付之現金	**–**	(3,464)
	(182)	(4,232)
應收代價	**5,437**	13,140

(單位：除另有説明外，均以人民幣百萬元為單位)

27. 關連交易(續)

27.3 其他主要國有金融機構

(a) 與其他主要中國國有金融機構的交易

以下是與其他主要中國國有金融機構在正常業務下發生的重大交易綜述：

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年	二零零八年(經重列)
財務收入／成本，包括：		
－利息收入	**50**	119
－利息費用	**270**	1,769
借入短期銀行借款	**17,730**	36,402
借入長期銀行借款	**—**	2,390
償還短期銀行借款	**16,730**	17,514
償還短期融資券	**—**	20,000
償還長期銀行借款	**668**	6,332

此外，本集團之公司債券分別由中國銀行股份有限公司及國家電網公司提供公司擔保，詳情參考附註13。

（單位：除另有說明外，均以人民幣百萬元為單位）

27. 關連交易（續）

27.3 其他主要國有金融機構（續）

(b) 應收及應付其他主要中國國有金融機構

與其他主要中國國有金融機構的往來餘額於本未經審核簡明綜合中期資產負債表內不同項目中的反映列示如下：

	未經審核	
	二零零九年六月三十日	二零零八年十二月三十一日（經重列）
流動資產		
短期銀行存款	**172**	337
現金及現金等價物	**7,463**	9,671
非流動負債		
長期銀行借款	**787**	842
公司債券	**7,000**	7,000
流動負債		
短期銀行借款	**11,780**	10,780
短期融資券	**10,000**	10,000
一年內到期的長期銀行借款	**595**	1,208

27. 關連交易（續）

27.4 主要管理人員薪酬

截至二零零九年及二零零八年六月三十日止六個月期間，已付／應付本公司董事袍金及薪酬總額列示如下：

	未經審核	
	截至六月三十日止六個月期間	
	二零零九年（人民幣千元）	二零零八年（人民幣千元）
非執行董事：		
袍金	**1,145**	963
其他福利(a)	**–**	106
	1,145	1,069
執行董事：		
袍金	**–**	–
其他薪酬		
－薪金及津貼	**4,188**	5,126
－已付及應付花紅	**1,644**	3,593
－其他福利(a)	**46**	920
－退休計劃的供款	**51**	87
	5,929	9,726
	7,074	10,795

(a) 其他福利指本公司股份期權計劃下授予本公司董事之股份期權於相關期間內確認的以股份為基礎的僱員酬金。

(單位：除另有説明外，均以人民幣百萬元為單位)

28. 或然事項及承諾

28.1 資本承諾

於二零零九年六月三十日及二零零八年十二月三十一日，本集團的資本承諾主要是關於電信網絡建設方面的資本支出，具體如下：

	未經審核			
	二零零九年六月三十日			二零零八年十二月三十一日(經重列)
	土地及房屋建築物	設備	合計	合計
經授權並簽訂合同	**525**	**8,255**	**8,780**	6,149
經授權但未簽訂合同	**576**	**10,399**	**10,975**	6,938
合計	**1,101**	**18,654**	**19,755**	13,087

於二零零九年六月三十日，約人民幣1.49億元(二零零八年十二月三十一日：約人民幣1.59億元)資本承諾事項以美元計價，等值約0.22億美元(二零零八年十二月三十一日：約0.23億美元)。

(單位：除另有說明外，均以人民幣百萬元為單位)

28. 或然事項及承諾(續)

28.2 經營租賃承諾

於二零零九年六月三十日及二零零八年十二月三十一日，本集團於未來不可撤銷支付之最低經營租賃付款額如下：

	未經審核				
	二零零九年六月三十日				二零零八年十二月三十一日(經重列)
	土地及房屋建築物	設備	租賃電信網絡(a)	合計	合計
租賃到期日：					
—不超過一年	1,293	977	2,193	4,463	1,851
—超過一年但不超過五年	2,951	1,415	1,100	5,466	4,657
—超過五年	1,265	145	—	1,410	1,957
合計	5,509	2,537	3,293	11,339	8,465

(a) 以上租賃電信網絡承諾與中國聯通運營公司與聯通新時空租賃中國南方電信網絡安排相關，且根據網絡租賃協議年度租賃費為基礎進行估計。詳情請參閱附註1(b)。

28.3 或然負債

如以上附註17所述，本集團提供服務的資費受制於不同政府機構管轄。於二零零八年，發改委調查了中國聯通運營公司及網通中國各自分支機構的資費遵守情況。按管理層之評估及與工信部和發改委的持續溝通，管理層認為本集團於受調查期間內均遵守相關政府機構制定的政策。因本次調查導致本集團現金流出的機會不大，因此於二零零九年六月三十日及二零零八年十二月三十一日並沒有就上述調查作撥備。

29. 資產負債表日後事項

於二零零九年八月二十八日，本公司與Apple Inc.已就本公司在未來三年於中國銷售iPhone手機達成協議，並將於二零零九年第四季度正式推出iPhone手機。

30. 比較數字

如附註2所述，由於二零零八年及截至二零零九年六月三十日止六個月期間的一系列同一控制下企業合併採用權益合併法／合併前賬面價值法進行核算和新準則及經修訂的準則和詮釋的採用，二零零八年比較數字已經重列。

31. 財務信息的通過

本未經審核簡明綜合中期財務資料已於二零零九年八月二十八日經董事會通過。

中期財務資料的審閱報告

致中國聯合網絡通信(香港)股份有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第12至65頁的中期財務資料，此中期財務資料包括中國聯合網絡通信(香港)股份有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零零九年六月三十日的簡明綜合中期資產負債表與截至該日止六個月期間的相關簡明綜合中期損益表、全面收益表、權益變動表和現金流量表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」(「國際會計準則第34號」)或香港會計師公會頒佈的香港會計準則第34號「中期財務報告」(「香港會計準則第34號」)，視乎該公司是否根據《國際財務報告準則》或《香港財務報告準則》編製其年度財務報表。因貴集團按《國際財務報告準則》及《香港財務報告準則》編製年度財務報表，貴公司董事須負責根據國際會計準則第34號及香港會計準則第34號編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據國際會計準則第34號「中期財務報告」及香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零九年八月二十八日

公司股份期權計劃

1. 股份期權計劃

本公司於二零零零年六月一日採納了一份股份期權計劃(「股份期權計劃」),旨在激勵和獎勵為公司的發展作出了貢獻的員工。股份期權計劃自二零零零年六月二十一日起生效及有效,為期十年,在這期限之後,不得根據股份期權計劃再授予任何期權,但如果屬行使該期限前所授予的任何期權所必須,或屬股份期權計劃的規定所要求,股份期權計劃的規定則繼續完全生效及有效。本公司分別於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日對該股份期權計劃的條款進行了修訂。經修訂的股份期權計劃規定:

(1) 股份期權可授予員工,包括本公司的所有董事(「董事」);

(2) 向公司的關連人仕(定義見香港聯合交易所有限公司證券上市規則「上市規則」)授予股份期權,必須獲得公司獨立非執行董事(不包括本身是期權獲授人的獨立非執行董事)的批准;

(3) 所授期權可認購的股份數量最多不得超過公司截至二零零二年五月十三日已發行股本的10%;

(4) 期權期自發出期權要約日後任何一日開始,但不得遲於自發出要約日起的十年;

(5) 認購價不得低於以下價格中較高者:

(a) 股份面值;

(b) 公司股份於期權要約日在香港聯合交易所有限公司(「香港聯交所」)的收盤價;及

(c) 公司股份於緊接期權要約日之前的五個交易日在香港聯交所的收盤價的平均價;

(6) 在任何12個月期間,根據股份期權計劃可向任何一位股份期權計劃參與者發出的期權項下的股份數量(包括已行使及未行使的期權)不得超過本公司已發行股本之1%;及

(7) 每項授予應付的價款為港幣1.00元。

截至二零零九年六月三十日止，根據股份期權計劃已授出並繼續有效的股份期權共206,540,000份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.87%。其中，截至二零零九年六月三十日止，2,772,000份期權由董事及其聯繫人仕持有。詳情請參閱「公司股份期權計劃－5.董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益」一節。所有截至二零零九年六月三十日止仍有效的已授出股份期權受已修訂的股份期權計劃條款所管轄。

截至二零零九年六月三十日止六個月內，並無根據股份期權計劃授予的股份期權被行使。

截至二零零九年六月三十日止，根據股份期權計劃可供發行的期權總數為608,926,107股，相當於本公司於中期報告付印前的最後實際可行日期已發行股本的約2.56%。

2. 全球發售前股份期權計劃

本公司於二零零零年六月一日同時採納了全球發售前股份期權計劃（「全球發售前股份期權計劃」）。全球發售前股份期權計劃自二零零零年六月二十一日起生效及有效，為期十年，在這期限之後，不得根據全球發售前股份期權計劃再授予任何期權，但如果屬行使該期限前所授予的任何期權所必須，或屬全球發售前股份期權計劃的規定所要求，全球發售前股份期權計劃的規定則繼續完全生效及有效。為了統一管理根據全球發售前股份期權計劃和股份期權計劃授予的期權，本公司分別於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日對全球發售前股份期權計劃進行修訂。全球發售前股份期權計劃的條款基本上與股份期權計劃的條款相同，但以下規定除外：

(1) 行使期權時應付的股份價格為港幣15.42元（不包括經紀佣金和香港聯交所交易徵費）；

(2) 期權行使的有效期自期權授予日起的兩年後開始，最遲於二零零零年六月二十二日起的十年後結束；及

(3) 不能根據該計劃再授予更多的期權。

截至二零零九年六月三十日止，根據本公司全球發售前股份期權計劃已授出並繼續有效的股份期權共16,977,600份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.07%。其中，截至二零零九年六月三十日止，並無根據全球發售前股份期權計劃已授出並繼續有效的股份期權由董事持有。所有截至二零零九年六月三十日止仍有效的已授出股份期權受已修訂的全球發售前股份期權計劃條款所管轄。

截至二零零九年六月三十日止六個月內，並無根據「全球發售前股份期權計劃」授予的股份期權被行使。

3. 特殊目的購股權計劃

於二零零八年九月十六日，就本公司與中國網通集團（香港）有限公司（「中國網通」）通過公司條例第166條項下中國網通的一項協議安排（「協議安排」）方式進行合併，本公司採納了特殊目的購股權計劃（「特殊目的購股權計劃」）。特殊目的購股權計劃為本公司提供一個激勵及挽留根據中國網通採納之購股權計劃（「網通購股權計劃」）授出且尚未行使的網通股份購買權的網通購股權持有人（「網通購股權持有人」）（為中國網通及其附屬公司的中高層管理人員），以及鼓勵彼等為提高本公司的價值而努力。特殊目的購股權計劃自二零零八年十月十五日起至二零一四年九月三十日（即網通購股權計劃獲得採納後滿十年之日）止期間內有效。本公司於二零零九年五月二十六日對特殊目的購股權計劃的條款進行了修訂。已修訂的特殊目的購股權計劃之主要條款綜合如下：

A. 特殊聯通購股權的授出及行使價

(i) 向每名合資格參與人（「合資格參與人」）授出的特殊聯通購股權（「特殊聯通購股權」）的數目上限以及該等特殊聯通購股權的行使價，應按下述公式確定：

特殊聯通購股權數目= X x Y
每份特殊聯通購股權的行使價= Z/X

其中：

「X」根據協議安排以每股被註銷網通股份交換1.508股聯通股份的比率（「換股比率」）；

「Y」為一名合資格參與人於二零零八年十月十四日下午五時正（香港時間）（「協議安排記錄時間」）持有的尚未行使之網通購股權數目；及

「Z」為一名合資格參與人於協議安排記錄時間持有的尚未行使之網通購股權的行使價。

任何合資格參與人均不獲授予特殊購股權的不足一份之購股權。

根據上述公式，二零零四年聯通特殊目的購股權(定義見下文)的行使價為港幣5.57元，而二零零五年聯通特殊目的購股權(定義見下文)的行使價為港幣8.26元。

倘實施資本化發行、供股、分拆或合併聯通股份或削減股本，董事會有權對根據特殊目的購股權計劃授出的特殊聯通購股權所涉及的股份數目及行使價作出相應修訂。有關調整須使合資格參與人獲得與其於是項調整前原應享有的相同比例已發行股本，而調整亦不得導致本公司股份以低於其面值的價格發行。

(ii) 接納授出特殊聯通購股權概無應付款項。

B. 特殊聯通購股權的行使

特殊聯通購股權將按照下文的歸屬時間表行使：

(i) 就於二零零四年十月二十二日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的網通購股權(「二零零四年網通購股權」)而向合資格參與人授出的特殊聯通購股權(「二零零四年聯通特殊目的購股權」)，將由二零零八年十月十五日起直至二零一零年十一月十六日有效。於二零一零年十一月十六日前未行使的任何二零零四年聯通特殊目的購股權將自動失效。二零零四年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－5.董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註3所載的限額；及

(ii) 就於二零零五年十二月六日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的二零零五年網通購股權(「二零零五年網通購股權」)而向合資格參與人授出的特殊聯通購股權(「二零零五年聯通特殊目的購股權」),將由二零零八年十月十五日起直至二零一一年十二月五日有效。於二零一一年十二月五日前尚未行使的任何二零零五年聯通特殊目的購股權將自動失效。二零零五年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－5.董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註3所載的限額。

有關特殊目的購股權計劃的進一步描述,請參閱本公司於二零零八年八月十五日發出之通函。

截至二零零九年六月三十日,根據本公司特殊目的購股權計劃已授出並繼續有效的股份期權共189,556,566份,相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.80%。其中,截至二零零九年六月三十日,686,894份期權由一名董事持有。所有截至二零零九年六月三十日止仍有效的已授出股份期權受已修訂的特殊目的購股權計劃條款所管轄。

截至二零零九年六月三十日止六個月內,並無根據特殊目的購股權計劃授予的股份期權被行使。

4. 股份期權的財務影響及估值

就根據股份期權計劃及全球發售前股份期權計劃授予之股份期權,本公司於期權歸屬期內確認為以股份為基礎的僱員酬金,金額根據Black-Scholes定價模型(定價模型並不考慮非市場既定條件的影響)按股份期權授予日的估計期權公允價值而釐定。根據由國際會計準則理事會(「IASB」)及香港會計師公會(「HKICPA」)分別發出之國際財務報告準則(「IFRS」)及香港財務報告準則(「HKFRS」)第2號「以股份為基礎的支出」,與中國網通合併相關而授予之聯通特殊目的購股權按股份期權修訂處理,根據股份期權修訂前及修訂後之公允值計算增量公允值(按Black-Scholes定價模型在不考慮非市場既定條件的影響下作出估計),並在剩餘之歸屬期內確認為費用。

5. 董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益

	身份及性質	期權授予日[3]	行使價(港幣)	二零零九年一月一日有效期權數[1]	期內變化 授予[1]	行使[1]	失效[1]	二零零九年六月三十日有效期權數[1]
董事								
常小兵 (董事長兼首席執行官)	實益擁有人(個人)	2004年12月21日	6.20	526,000	–	–	–	526,000
		2006年2月15日	6.35	746,000	–	–	–	746,000
								1,272,000
陸益民	–	–	–	–	–	–	–	–
左迅生	實益擁有人(個人)	2008年10月15日	5.57	686,894	–	–	–	686,894
佟吉祿	實益擁有人(個人)	2001年6月30日	15.42	292,000	–	–	–	292,000
		2004年7月20日	5.92	92,000	–	–	–	92,000
		2006年2月15日	6.35	460,000	–	–	–	460,000
	實益擁有人(配偶)	2004年7月20日	5.92	32,000	–	–	–	32,000
		2006年2月15日	6.35	40,000	–	–	–	40,000
								916,000
Cesareo Alierta Izuel	–	–	–	–	–	–	–	–
鄭萬源	–	–	–	–	–	–	–	–
吳敬璉	實益擁有人(個人)	2003年5月21日	4.30	292,000	–	–	–	292,000
		2004年7月20日	5.92	292,000	–	–	–	292,000
								584,000
張永霖	–	–	–	–	–	–	–	–
黃偉明	–	–	–	–	–	–	–	–
John Lawson Thornton	–	–	–	–	–	–	–	–
鍾瑞明	–	–	–	–	–	–	–	–

身份及性質	期權授予日[3]	行使價(港幣)	二零零九年一月一日有效期權數[1]	期內變化 授予[1]	期內變化 行使[1]	期內變化 失效[1]	二零零九年六月三十日有效期權數[1]
僱員	2000年6月22日	15.42	16,977,600	–	–	–	16,977,600
	2001年6月30日	15.42	4,058,000	–	–	–	4,058,000
	2003年5月21日	4.30	8,664,000	–	–	–	8,664,000
	2004年7月20日	5.92	40,608,000	–	–	–	40,608,000
	2004年12月21日	6.20	128,000	–	–	–	128,000
	2006年2月15日	6.35	150,310,000	–	–	–	150,310,000
	2008年10月15日	5.57	99,940,204	–	–	–	99,940,204
	2008年10月15日	8.26	88,929,468	–	–	–	88,929,468
							409,615,272[2]
合計			413,074,166				413,074,166

附註：

1. 每一期權授予持有人認購一股股份的權利。

2. 二零零九年六月三十日未行使期權包括由於二零零八年行業重組被調職到其他電信公司，而被董事會根據相關股份期權計劃確定為「被調動人員」的期權持有人所持有約25,000,000份的權益。

3. 期權之詳情以下：

授予日期	行使價(港幣)	可行使期*
根據全球發售前股份期權計劃授予：		
2000年6月22日	15.42	2002年6月22日至2010年6月21日
根據股份期權計劃授予：		
2001年6月30日	15.42	2001年6月30日至2010年6月22日
2003年5月21日	4.30	2004年5月21日至2010年5月20日**(股份期權授予部份的40%) 2005年5月21日至2010年5月20日**(股份期權授予部份的30%) 2006年5月21日至2010年5月20日**(股份期權授予部份餘下的30%)
2004年7月20日	5.92	2005年7月20日至2010年7月19日(股份期權授予部份的40%) 2006年7月20日至2010年7月19日(股份期權授予部份的30%) 2007年7月20日至2010年7月19日(股份期權授予部份餘下的30%)
2004年12月21日	6.20	2005年12月21日至2010年12月20日(股份期權授予部份的40%) 2006年12月21日至2010年12月20日(股份期權授予部份的30%) 2007年12月21日至2010年12月20日(股份期權授予部份餘下的30%)
2006年2月15日	6.35	2008年2月15日至2012年2月14日(股份期權授予部份的50%) 2009年2月15日至2012年2月14日(股份期權授予部份餘下的50%)

授予日期	行使價 (港幣)	可行使期*
根據特殊目的購股權計劃授予：		
2008年10月15日	5.57	2008年10月15日至2010年11月16日(與於協議安排記錄時間仍生效而分別可由2006年5月17日至2010年11月16日、由2007年5月17日至2010年11月16日及由2008年5月17日至2010年11月16日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份) 2009年5月17日至2010年11月16日(與於協議安排記錄時間仍生效而可由2009年5月17日至2010年11月16日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份)
2008年10月15日	8.26	2008年10月15日至2011年12月5日(與於協議安排記錄時間仍生效而可由2007年12月6日至2011年12月5日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份) 2008年12月6日至2011年12月5日(與於協議安排記錄時間仍生效而可由2008年12月6日至2011年12月5日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份) 2009年12月6日至2011年12月5日(與於協議安排記錄時間仍生效而可由2009年12月6日至2011年12月5日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份) 2010年12月6日至2011年12月5日(與於協議安排記錄時間仍生效而可由2010年12月6日至2011年12月5日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份)

* *董事會已根據二零零九年五月二十六日經股東批准分別對全球發售前股份期權計劃及股份期權計劃的修訂，將其中約25,000,000份期權(即以上附註2提及的期權)的可行使期延長一年。延期的原因是，(i)作為二零零八年行業重組的一部份，該等期權的持有人被調職到其他電信公司，根據全球發售前股份期權計劃及股份期權計劃，該等期權的持有人被董事會確定為「被調動人員」，及(ii)由於全球發售前股份期權計劃及股份期權計劃中規定的「強制性禁售」，至使該等期權未能行使。*

** *此等期權的原最後可行使日期為二零零九年五月二十日。董事會已根據二零零九年五月二十六日經股東批准對股份期權計劃的修訂，將上述最後可行使日期延至二零一零年五月二十日。延期的原因是由於根據股份期權計劃中相關條款所規定的「強制性禁售」，上述期權未能行使。*

董事在股份、相關股份或債券中的權益和淡倉

截至二零零九年六月三十日止，根據須要按該條例第352條保存的名冊所記錄，或根據上市公司董事進行證券交易的標準守則另外向本公司及香港聯交所作出的通知，本公司董事於本公司或《證券及期貨條例》(「該條例」)所定義的任何其聯營公司的任何股份、相關股份或債券中持有的權益或淡倉以下：

董事	身份	持有本公司普通股數量	佔已發行股本之百份率
鍾瑞明	實益擁有人(個人)	6,000	0.0000%

有關截至二零零九年六月三十日止，本公司董事及行政總裁於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有的權益及購買股份之權利請參閱「公司股份期權計劃－5.董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益」一節。

除本文所披露者外，本公司或其任何控股公司或附屬公司，於二零零九年六月三十日止六個月內任何時候均未作出任何安排令本公司董事或其配偶或十八歲以下子女，通過購買本公司或其任何聯營公司(如該條例所定義)的股份或債券而獲得利益。

此外，除本文所披露者外，於二零零九年六月三十日，本公司無任何董事或行政總裁在本公司或其任何聯營公司(如該條例所定義)的任何股份、相關股份或債務證券中擁有任何個人、家族、公司或其他權益或淡倉。

在本公司股本中的重大權益及淡倉

下表列出於二零零九年六月三十日，已通知本公司及須按該條例第336條保存的登記冊內所登記的每一人仕（本公司的董事及行政總裁除外）於本公司的股份或相關股份中擁有的權益及淡倉：

	所持普通股 直接持有	所持普通股 間接持有	佔已發行股本百份比
(i) 中國聯合網絡通信集團有限公司（「聯通集團」）[1,2]	—	16,959,075,926	71.35%
(ii) 中國聯合網絡通信股份有限公司（「聯通A股公司」，前稱「中國聯合通信股份有限公司」）[1]	—	9,725,000,020	40.92%
(iii) 中國聯通(BVI)有限公司（「聯通BVI」）[1]	9,725,000,020	—	40.92%
(vi) 中國網通集團(BVI)有限公司（「網通BVI」）[2,3]	7,008,353,114	225,722,792	30.44%
(v) Telefónica Internacional S.A.U.	1,278,403,444	—	5.38%

註：

1. 由於聯通集團和聯通A股公司直接或間接控制聯通BVI股東大會三分之一或以上表決權，根據該條例，聯通BVI的權益被視為聯通集團和聯通A股公司持有的權益並因而已被納入其中。

2. 網通BVI是聯通集團的全資子公司。根據該條例，網通BVI的權益被視為聯通集團持有的權益並因而已被納入其中。

3. 網通BVI直接持有7,008,353,114股本公司股份（佔已發行股本29.49%）及通過CNC Cayman Limited（網通BVI的全資附屬公司）持有1股本公司股份。同時，根據該條例，網通BVI被視為擁有其作為受托人代表一名中國股東持有的225,722,791股本公司股份（佔已發行股本0.95%）。

除上表所列述外，於二零零九年六月三十日在按該條例第336條保存的名冊中，並無任何其他人仕在本公司的股份或相關股份中擁有權益或淡倉。

有關本公司的股本詳情載列於綜合財務報表附註11。

中期股息

董事會宣布不派發截至二零零九年六月三十日止六個月期間的中期股息。

資產抵押

於二零零九年六月三十日，本集團沒有用固定資產抵押給銀行作為貸款擔保(二零零八年十二月三十一日：無)。

購回、出售或贖回公司上市股份

在截至二零零九年六月三十日止六個月期間，本公司或其附屬公司均未購回、出售或贖回本公司的任何上市股份。

董事會

於報告期間，本公司董事包括：

執行董事：
常小兵 (董事長兼首席執行官)
陸益民
左迅生
佟吉祿

非執行董事：
Cesareo Alierta Izuel
鄭萬源 (於二零零九年一月二十二日獲委任)
金信培 (於二零零九年一月二十二日辭任)

獨立非執行董事：
吳敬璉
張永霖
黃偉明
John Lawson Thornton
鍾瑞明

董事資料之變更

以下是自本公司二零零八年年報刊發後若干董事的資料的變更：

- 自二零零九年五月起，陸益民先生及左迅生先生分別出任聯通A股公司董事。
- 張永霖先生於亞洲電視有限公司的職銜自二零零九年五月起由執行主席變更為主席。
- 鍾瑞明先生則自二零零九年七月起出任民主建港協進聯盟總幹事。此外，鍾先生亦為中國建築股份有限公司(其股份於二零零九年七月在上海證券交易所上市)的獨立董事。

審計委員會

審計委員會的主要職責包括審議委任外部審計師、處理審計師聘任、辭職和解聘、預先批准由外部審計師根據已確立的預審批基準提供的服務及其費用、監督外部審計師的工作及確定非審計服務對審計師獨立性的潛在影響、審閱季度、中期財務資料和年度財務報表、與外部審計師聯絡及討論在審計中發現的問題和意見、審閱外部審計師給管理層的信函和管理層的回應及審閱關於本公司內部控制程序相關的報告。委員會每年最少舉行四次會議，協助董事會履行其對財務資料或財務報告的審閱，確保本公司得到有效的內控及高效率的審計。

審計委員會已經與管理層共同審閱本公司採納的會計政策及準則和本公司的內部控制程序，並已就本公司的財務申報事宜進行討論(包括審閱截至二零零九年六月三十日止六個月期間之中期財務資料)。

審計委員會現由黃偉明先生、吳敬璉先生、張永霖先生、John Lawson Thornton先生及鍾瑞明先生五位獨立非執行董事組成，並由黃偉明先生出任委員會主席。

薪酬委員會

薪酬委員會的主要職責包括審議本公司管理層提出的薪酬政策，董事及高級管理人員的薪酬方案及股份期權計劃。薪酬委員會並根據董事會與首席執行官簽訂的業績合同，對首席執行官進行考核並決定其年終花紅，首席執行官則對其他管理層成員進行業績考核，並決定其年終花紅，再交由薪酬委員會進行審議。薪酬委員會每年最少舉行一次會議。

薪酬委員會現由五位獨立非執行董事吳敬璉先生、張永霖先生、黃偉明先生、John Lawson Thornton先生及鍾瑞明先生組成，薪酬委員會主席由吳敬璉先生出任。

企業管治

1. 遵守企業管治常規守則

本公司致力於保持高水準之企業管治。本公司在截至二零零九年六月三十日止六個月期間，除以下方面，均遵守上市規則附錄十四所載之《企業管治常規守則》(「守則」)的要求：

(a) 根據守則條文A.2.1規定，公司董事長與行政總裁的角色及職責應有區分，而不應由一人同時兼任。董事會理解守則條文A.2.1原則為將董事會的管理從公司的日常經營管理中清晰區分，以確保權力和授權分佈均衡。本公司自二零零四年十二月起由常小兵先生出任董事長兼首席執行官。本公司的總裁職務則自二零零九年二月十三日起由陸益民先生出任。常小兵先生一直負責主持本公司董事會和公司業務發展戰略和運營、管理的所有重大事務，而陸益民先生則負責本公司日常運營和管理等方面的工作。董事會認為於現階段此安排已達至上述職責區分的目的，而該安排可更有效率地制定及實施本公司之策略，從而協助本公司進一步有效地發展其業務。

(b) 根據守則條文A.4.1規定，非執行董事應按特定任期委任，並須接受重選。本公司非執行董事並非按指定任期委任，但需根據本公司的章程於股東大會上輪值告退，並由股東決定對他們重選。本公司所有董事均輪值退任，至少每三年一次。

2. 本公司董事進行證券交易之標準守則

本公司按照上市規則附錄十之「上市公司董事進行證券交易標準守則」而制訂其「董事進行證券交易的守則」。本公司已作出特定查詢，本公司所有董事均確認彼等於二零零九年六月三十日止六個月內，一直遵守有關之證券交易守則。

3. 二零零二年美國薩班斯－奧克斯利法案(Sarbanes-Oxley Act)(以下簡稱「索克斯法案」)404條款的要求

本公司高度重視索克斯法案第404條的合規要求，有關法案包括要求美國證券市場上市的非美國發行人，其管理層要對與財務報告相關的內部監控系統，出具報告和聲明。有關的內部監控報告必需強調公司管理層對建立並維護充分和有效的與財務報告相關的內部監控系統的責任。本公司管理層更須評估於年度結束時與財務報告相關的內部監控系統的有效性。

本公司管理層就本公司於二零零八年十二月三十一日對與財務報告相關的內部控制的有效性進行了評估，並作出於二零零八年十二月三十一日與財務報告相關的內部控制有效的結論。本公司獨立審計師亦在其審計報告內對本公司於二零零八年十二月三十一日與財務報告相關的內部控制有效性的評估出具無保留意見。管理層的評估及獨立審計師出具的審計報告已列載於本公司於二零零九年六月二十三日存檔於美國證券交易委員會(United States Securities and Exchange Commission)的截至二零零八年十二月三十一日止年度之20-F表年報內。

4. 本公司企業管治制度與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

作為一家同時在香港聯交所和紐約股票交易所兩地上市的公司，本公司受相應香港法律法規的約束，包括上市規則和香港公司條例，同時亦受相應美國聯邦證券法律法規的約束，包括一九三四年美國證券交易法修改案和薩班斯－奧克斯利法案。此外，本公司還須遵守紐約股票交易所上市規則中適用於非美國發行人的有關規定。但由於本公司為非美國發行人，無須完全遵從紐約股票交易所有關企業管治的全部規定。

根據紐約股票交易所上市公司手冊第303A.11款規定，本公司已將本公司企業管治的執行與美國公司應遵循的紐約股票交易所有關規定之主要差異的總結在本公司的網站(www.chinaunicom.com.hk)上予以披露。

5. 上市規則附錄十六

根據上市規則附錄十六之《財務資料的披露》第四十段，除了在此報告已作披露者外，本公司確認有關附錄十六第三十二段所列事宜的現有公司資料與本公司二零零八年年報所披露的資料並無重大變動。

僱員及薪酬政策

於二零零九年六月三十日，本集團分別於中國大陸、香港及其他國家共僱用約213,000名、180名及50名員工，並於中國大陸共僱用了大約109,000名臨時工。截至二零零九年六月三十日止六個月期間，持續經營業務的僱員薪酬及福利支出約為人民幣105.5億元（截至二零零八年六月三十日止六個月期間：人民幣99.3億元）。本集團盡力保持僱員薪酬水平符合市場趨勢並保持競爭力，僱員之薪酬乃根據本集團之薪金及花紅制度因應僱員表現而釐定。本集團亦為員工提供全面性的福利計劃及事業發展機會，包括退休福利、住房福利、按個別需要提供的內部及外間培訓課程。

本公司設有股份期權計劃，本公司可向合資格的員工授予股份期權以認購本公司股份。

iPHONE

二零零九年八月二十八日，本公司與蘋果公司(Apple Inc.)已就本公司在未來三年於中國銷售iPhone手機達成協議，並將於二零零九年第四季度正式在中國大陸市場推出iPhone手機。

前瞻性陳述

本中期報告包含1933年證券法案（經修訂）第27A節以及1934年證券交易法案（經修訂）第21E節所述的若干前瞻性聲明。這些前瞻性聲明包括但不限於以下內容：(i)本公司的計劃與戰略，其中包括本公司與中國網通集團（香港）有限公司合併後的重組與整合相關的計劃與戰略，與蘋果公司就iPhone的合作計劃以及與併購和支本性開支相關的計劃與戰略；(ii)網絡擴容的計劃，其中包括與第三代移動通信(3G)，數字移動業務以及網絡基礎設施擴建相關的擴容；(iii)本公司的競爭地位，其中包括升級並擴展現有網絡以及提高網絡效率的能力，改善現有業務、提供新業務的能力，開發新技術應用的能力，利用作為一個綜合電信運營商的地位，以及開拓新業務與新市場的能力；(iv)本公司

未來的經營情況，其中包括未來的財務業績，現金流，融資計劃與股息；(v)本公司新的以及現有產品與服務需求的未來增長，以及這些產品與服務的商機；(vi)中國電信業未來監管與其它發展。

「預計」、「相信」、「可能」、「估計」、「打算」、「也許」、「尋求」、「將要」等與本公司相關的類似表達用於表達若干前瞻性聲明。本公司不打算更新這些前瞻性聲明。

本中期報告中載有的前瞻性聲明，本質上取決於重大風險與不確定性。另外，這些前瞻性聲明為反映本公司當前對未來事件的看法，並不是對本公司未來業績的擔保。實際結果可能與本前瞻性聲明中明確或隱含的內容存在實質性差異，這些差異是由許多因素所導致的，包括但不限於以下因素：

- 中國電信業監管體制與政策的變化，其中包括主要行業監管機構工業及信息化部(MIIT)(其承擔了原信息產業部的監管職能)的結構或職能的變化，MIIT、國有資產監督管理委員會(或國資委)以及中國其它相關政府機構的監管政策的變化；
- 中國電信業持續重組的結果；
- 中央政府發放3G牌照引發的中國電信業的變化；
- 中國相關政府機構降低資費以及其他優惠政策所產生的效果；
- 電信、相關技術以及基於這些技術應用方面的變化；
- 對電信服務需求的程度；
- 來自更開放的市場的競爭力量，以及面對來自現有電信公司及潛在的新的市場加入者的競爭下，本公司保持市場份額的能力；
- 對本公司電信服務的需求及價格的競爭影響；
- 資本的可用性、期限及部署，以及在資本支出方面的監管與競爭情況的影響；

- 隨着本公司與中國網通集團(香港)有限公司完成合併後的重組與整合的影響；

- 本公司就無線市話(PHS)業務相關的戰略方面預期調整的影響；

- 從本公司的母本公司收購若干電信業務與資產的影響，其中包括二零零九年一月收購中國南方21個省份固網業務的影響；

- 本公司已編製的預計財務信息以及支本性開支計劃的假設條件的情況變化；

- 中國政治、經濟、法律及社會條件的變化，其中包括中國政府在當前全球經濟衰退形勢下對經濟增長、外匯管制、外國投資活動與政策、外國公司進入中國電信市場以及中國電信業的結構性變化；及

- 中國內外經濟活動的潛在持續放緩。

承董事會命
朱嘉儀
公司秘書

香港，二零零九年八月二十八日